Exhibit 10.1

AGREEMENT DATE: OCTOBER 2, 2014

DEVELOPMENT AGREEMENT

RELATING TO

THE OMAGINE PROJECT

BETWEEN

THE GOVERNMENT OF THE SULTANATE OF OMAN

REPRESENTED BY

THE MINISTRY OF TOURISM

AND

OMAGINE LLC

SCHEDULES

THIS DEVELOPMENT AGREEMENT is made in Muscat in the Sultanate of Oman on the 2nd day of October, 2014

        BETWEEN:

1)   **THE GOVERNMENT OF THE SULTANATE OF OMAN**, as represented by the Ministry of Tourism (the "Government"); and

2)   **OMAGINE LLC.,** a limited liability company duly incorporated under the laws of the Sultanate of Oman, having its registered office at P O Box 708, Madinat Sultan Al Qaboos, Postal Code 115, Sultanate of Oman (the "Project Company");

The Project Company and the Government are individually referred to herein as a "Party" and collectively as the "Parties".

        WHEREAS:

A.   The Government through the Ministry of Tourism wishes to promote the development of hotel and tourism facilities in the Sultanate of Oman;

B.   The Founder Shareholders who, for the purpose of carrying out the Project, have incorporated the Project Company and wish to utilise their specialised knowledge of, and expertise and experience in, the development, marketing, operation, management, construction, planning, sale and leasing of residential and tourist complexes, hotels, marinas and related facilities for the Project;

C.   The Government has designated the Project as an Integrated Tourism Complex development project in accordance with the Law and the Approval for Integrated Tourism Complex in SCHEDULE 3;

D.   The Parties have agreed to enter into this Development Agreement to (i) oblige the Project Company to promote tourism in Oman by completing the Project in accordance with this Development Agreement, (ii) to complete the Project, including the Minimum Build Obligations, and (iii) grant the Project Company sufficient legal rights with respect to the Project Area so that it can fully utilise, plan and develop the Project and construct, finance, operate, manage, maintain, market, lease and sell Buildings and Units on the terms and conditions as set out hereunder and in all cases subject to the Law.

IT IS HEREBY AGREED AS FOLLOWS:

CHAPTER I

DEFINITIONS, INTERPRETATION, CONDITIONS PRECEDENT AND TERM

1. DEFINITIONS AND INTERPRETATION

The following capitalised terms when used in this Development Agreement, its recitals and any Schedule and any amendments hereto shall have the respective meanings set forth below unless a different meaning shall be expressly stated:

Abandonment	means, except to the extent permitted or excused hereunder, the cessation of performance of activities by the Project Company.
Accession Agreement	means an agreement with a Third Party Developer substantially in the form attached at SCHEDULE 15 or in such other form as the Government may reasonably require.
Affiliate	means with respect to any person, any other person that, directly or indirectly, (a) owns or who has Voting Control over the first person, (b) is owned by the first person, or such first person has Voting Control over such other person, or (c) is commonly owned or under common Voting Control with the first person. For the purposes of this definition, (a) the term "own" or "owned" means ownership of more than 50% of the equity interests or rights to distributions on account of equity of the person in question and (b) the term "Voting Control" means the power to direct the management or policies of the first person, whether through the ownership of voting securities, by contract, or otherwise; provided however that (i) the Project Company shall not be considered to be an Affiliate of any of the Parties nor shall it be considered to be an Affiliate of an Affiliate of a Party and (ü) Private Sector Utility Companies providing Private Sector Public Infrastructure and Utilities shall not be considered Affiliates of the Government.
Anticipatory Breach	has the meaning given such term in Clause 36.
Appeal Notice	has the meaning given such term in Clause 17.4.
Approvals	means all Project Company Licences and Permits, consents, approvals or authorizations required to be obtained in writing from the Government or any Government Authority by the Project Company in respect of the Project and includes the approval by the Government of the Plans, the Final Master Plan, and any other approvals required pursuant to this Development Agreement, as such requirements may be varied from time to time pursuant to this Development Agreement. The terms "Approved" and "Approval" shall be construed accordingly.
Approval Waiver	means a lawfully granted written waiver by the Government of a Project Company obligation to obtain an Approval, such that with respect to the subject matter contemplated by such Approval (the "Matter"), the Project Company: (i) does not need an Approval to lawfully proceed with such Matter, and (ii) has the Right and is permitted pursuant to the Law to proceed as if an Approval for such Matter had been granted.
Best Efforts	means the efforts that could reasonably be expected from a reputed development company in performing its obligations under the Development Agreement applying Best International Practices.
Best International Practices	means the exercise of that degree of professional skill, diligence, prudence and foresight as would reasonably and ordinarily be expected from a skilled, qualified and experienced property development entity responsible for carrying out responsibilities and discharging operations of a type similar to the Project Tasks and complying with those practices, methods, equipment, specifications and standards of management, safety and performance, as the same may change from time to time, as are commonly used by professional organisations carrying out such tasks in connection with facilities of a type and size similar to the Project, which in the exercise of reasonable judgement and in light of the facts known at the time a decision was made, are considered economically and financially prudent, safe and professionally acceptable practices. Best International Practices are not intended to be limited to the optimum practice or method to the exclusion of all others, but rather to include all reasonable and prudent practices and methods.
Books and Records	has the meaning given such term in Clause 23.1.

Building	means any residential, commercial or other type of building, erection or structures constructed or to be constructed on a Plot.
Business Day	means any day, other than a Friday, Saturday or public holiday, on which banks in Oman are open for business.
Change of Control	means the occurrence of any one of the following events without the prior written approval of the Government: (a) any sale, transfer or other disposition of beneficial ownership by the Founder Shareholders of forty nine (49) percent or more (in the aggregate) of their combined ownership interests in the Project Company; (b) the Founder Shareholders, in the aggregate, ceasing to have Voting Control of the Project Company; (c) any merger, consolidation, combination or similar transaction of the Project Company with or into any other person, whether or not the Project Company is the surviving person in any such transaction; (d) any sale, lease, assignment, transfer or other disposition, other than a transfer of Freehold Title or a lease, usufruct or other disposition as provided for in this Development Agreement, of the beneficial ownership in forty nine (49) percent or more of the property, business or assets of the Project Company; (e) a person other than the Founder Shareholders of the Project Company obtaining, directly or indirectly, the power to direct or cause the direction of the management or policies of the Project Company, whether through acquisition of ownership, by contract or otherwise; (f) with respect to any period of twelve (12) consecutive Months, the individuals who represent the Founder Shareholders and who were members of the governing body of the Project Company on the first day of such period cease to constitute a majority of such governing body at any time during such period; (g) any liquidation, dissolution or winding up of the Project Company; or (h) the execution by the Project Company of an agreement to which the Project Company is a party or by which it is bound, providing for any of the events set forth above.
Change of Law	means any of the following events occurring after the Execution Date as a result of any action by the Government affecting all or any part of the Project Area, a Development, the Project Company or the Project Company's rights or obligations under this Agreement: (a) a change or repeal of any existing Law; (b) the enactment of any new Law; (c) a change in interpretation of any Law other than Law, custom or practice relating to the enforcement of any Law; (d) a Project Company Licence or Permit being suspended, withdrawn or amended other than (i) based on a material violation of the Licence or Permit, or (ü) in accordance with the terms upon which it was originally granted, or (iii) as a result of any unlawful act or omission of the Project Company or its agents, employees and Contractors; and (e) any improper failure by the Government to issue or renew a Project Company Licence or Permit in accordance with the Law; provided that such event shall affect the legality of the Project or the legality of the Project Company's rights and/or obligations hereunder which prevents the Project Company from performing its obligations. For the avoidance of doubt, any amendments to Royal Decree No. 12/2006 and any ministerial decisions, rules, regulations or guidelines promulgated pursuant to such Royal Decree shall not be considered a Change of Law unless such amendments, ministerial decisions, rules, regulations or guidelines affect the legality of the Project or the legality of the Project Company's rights and/or obligations hereunder and which prevents the Project Company from performing its obligations.

Change of Law Notice	has the meaning ascribed to it in Clause 19.1.
Change of Law Termination Notice	has the meaning ascribed to it in Clause 19.6 (d).
Civil Defence Facilities	means all buildings, equipment, vehicles, and other materials specified in SCHEDULE 9 (i) which are fully owned by the Government and required for the purposes of enabling the Civil Defence Services to be provided by the concerned organisations in respect of the Project, (ii) which shall all be located either in the vicinity of the Project Area or in the Project Area at the discretion of the organizations providing the Civil Defence Services, and (iii) which shall be provided at the expense of the Project Company.
Civil Defence Services	means the provision by the Government or (to the extent authorized by the Government) concerned organisations of Government provided services for the policing, fire fighting, security, emergency rescue and ambulance services provided for the benefit of the inhabitants and users of the Project Area and all facilities situated therein.
Claim	has the meaning given such term in Clause 15.10.1.
Code of Practice	means the code of conduct, guidelines, practices and procedures in respect of the exercise of the rights of the Project Company under Clause 5.1.3, the management by the Project Company of the Contractors and all of the matters referred to and which are set out in SCHEDULE 21.
Commercial Government Properties	means properties owned by the Government and which are utilized for commercial purposes.
Commercial Unit	means any Unit which is not a Residence Unit.
Community Development Plan	means the development plan of the Project Company for the development and promotion of the local community in the vicinity of the Project Area as detailed in SCHEDULE 10.
Community Facilities	means, within the Project Area, any schools, libraries, colleges, museums, community halls, hospitals, clinics, medical centres, mosques, parks, landscaping, day care centres or nurseries, play areas and other facilities or amenities provided for the public, any section of the public or any community forming part of the population residing, working in or using the Project.
Community Support	means the process by which the Project Company and its Affiliates use their Best Efforts to: (a) give preference to Omani goods and services, (b) carefully consider those persons and companies who reside in the vicinity of the Project Area for employment and contracts for the provision of goods and services and (c) initiate schemes to enhance the business and employment opportunities for the companies and residents in the vicinity of the Project Area, all as set out in SCHEDULE 11.
Completion Certificate	means a written certificate issued by the Consultant and Approved or granted an Approval Waiver with respect thereto which attests to the Substantial Completion of the Minimum Build Obligations, Specific MBOs, Project Company Infrastructure and Utilities, Building, Unit, Works, or other such construction which is the subject matter of such certificate.
Consequential Loss	means any indirect or consequential loss or damage suffered by a Party, including loss of operation or down time costs, loss of profit, loss of opportunity, loss of contract, loss of goodwill, where such loss or damage liability arises from the conduct of the other Party which is not in accordance with this Development Agreement.
Construction Schedule	means the construction schedule prepared by the Project Company, as may be updated from time to time, which sets out all the phases of the Project and the work which shall be undertaken to achieve completion of all the construction elements of the Project, incorporating all Minimum Build Obligations and all non Minimum Build Obligations.
Contaminants	means any substance alone or in combination with any other substance that is capable of causing harm to human health, the Environment and which may be in the fabric of any buildings or other manmade structures in, on or under land including waste or ordinance.
Consultant	means a specialised independent consultant on the one hand appointed by the Project Company for the verification of the Minimum Build Obligations and on the other hand appointed by the Project Company for the verification of the Project Company Infrastructure and Utilities, Buildings, Units and Works, who shall have a professional duty of care to perform such tasks in accordance with the professional standards of such consultant's profession.



Contractors	means any contractor, construction or project manager, builder, building contractor, trade contractor, supplier, operator, consultant or other Person and all of their respective sub-contractors contracting with the Project Company, a Third Party Developer or a Third Party and carrying out or managing the carrying out of construction or civil engineering works, any service (consultancy or otherwise), supply of materials, construction, operation, maintenance or other activity related to the Development of the Project.
Coverage	has the meaning ascribed to it in SCHEDULE 4.
Created Waterways	means those canals, water channels and other waterways situated in the Project Area and which have been or are to be created for the purposes of the Project and which are identified and described more particularly as such in the Layout Plan and the Final Master Plan.
Customary Rights	means the traditional, cultural and customary rights, practices and activities enjoyed by the local Omani nationals, including without limitation, fishing rights, fishing access, rights to fishing grounds; rights to graze animals; rights to graveyards; rights to waterways; rights to movements and rights to biological diversity and natural resources in the vicinity of the Project Area or in the waters of the Sea Area.
Day	means a period of twenty-four (24) consecutive hours beginning 00.00 hours and ending on 24.00 hours in Oman.
or DCPF	Development Control Plan Framework means the "Development Control Plan Framework for Tourism Development Projects" dated 2010 and prepared by the Ministry of Tourism in coordination with other concerned Government Authorities.
Development or Develop	means, in relation to the Project or part thereof, the carrying out and completion of the works in respect of the development of the Project in accordance with the Development Control Plan, Final Master Plan and Standards pursuant to this Development Agreement.
Development Control Plan or DCP	means the development control plan as set out in SCHEDULE 13, as amended from time to time in accordance with this Development Agreement.
Direct Agreement	means an agreement entered into between the Government and any Lenders pursuant to this Agreement, the principles of which are set out in SCHEDULE 20.
Dispute	means any dispute, claim, controversy or difference of any kind whatsoever which arises between the Parties in connection with or arising out of this Development Agreement, or any breach hereof.
Duly Completed	means, in respect of any application to the Government, the completion of the relevant forms, accompanied by all necessary substantiating documents whether in original form or copies, as may be required, and the payment of all relevant fees, levies, costs, expenses or charges.
Effective Date	means the date upon which the condition precedent with respect to Ratification set out in Clause 2 has been satisfied.
Encumbrance	means any easement, right, privilege, wayleave, covenant, restrictive covenant, option, pre-emption, licence, consent, waiver, entitlement, agreement, contract, usufruct, Tease, tenancy, Security Interest or other encumbrance of whatsoever kind.
Environment	means land, including surface land, sub-surface strata, Sea Bed, Sea Area, river bed, underwater sea area and natural and manmade structures, water, including without limitation coastal and inland waters, creeks, surface waters, ground waters and water in drains and sewers in the Project Area and the vicinity of the Project Area.
Environmental Impact Assessment	means the environmental impact assessment report required by the Law and to be submitted to the Ministry of Environment and Climate Affairs.
Escrow Account	means the escrow account held by a licensed and registered bank in Oman for the establishment and operation of the Escrow Account, in terms of which payments made by Third Party Purchasers and lenders to Third Party Purchasers are to be held and which funds may be utilized by the Project Company for the construction of Buildings and infrastructure for the Project.
Escrow Agreement	means the escrow agreement to be entered into by the Project Company, the Government and a licensed and registered bank in Oman for the establishment and operation of the Escrow Account.
Event of Default	means a Project Company Event of Default or a Government Event of Default, as the case may be.

Execution Date	means the date upon which this Development Agreement is signed by the Parties.
Existing Land	means that part of the Project Area, which, as at the Execution Date, is land that has the coordinates set out in the Krooki attached as SCHEDULE 1 and, as at all times subsequent to the Execution Date, is not part of the Sea Bed or Created Waterways.

Finance Agreements	means any agreements entered into from time to time by the Project Company with Lenders for the purpose of raising finance (i) related to the financing or refinancing of the Project or any Development thereon or thereof; or (ii) for use by the Project Company in the performance of its obligations or enjoyment of its rights under this Development Agreement.
FM Termination Notice	has the meaning given to such terms in Clause 17.10.
Force Majeure	means any event or circumstance (or a combination of events or circumstances) which is beyond the reasonable control of a Party, resulting in or causing the failure (whether in whole or in part) of that Party to perform any of the obligations to be performed by it pursuant to this Development Agreement, which failure could not, in the case of the Project Company, have been prevented or overcome by the exercise by it of Best International Practices, and such events or circumstances shall include without limitation:

(a)   war, revolution, riots, insurrection or other civil commotions, acts of terrorism or sabotage;

(b)   nuclear explosion, radioactive, biological or chemical contamination, ionising radiation or the identification of such contamination or radiation;

(c)   general strikes, work stoppages, working to rule, go slow actions or lockouts except any such action organised by the contractors, employees or other agents of the Party claiming Force Majeure;

(d)   any effect of nature including lightning, fire, earthquakes, sandstorms, floods, storms, hurricanes, tsunamis, cyclones, tornadoes, or any material change in sea level or coastal subsidence;

(e)   explosions other than nuclear explosion;

(f)   epidemic or plague;

(g)   air pressure waves caused by aircraft or other aerial devices travelling at subsonic or supersonic speeds;

(h)   inability to obtain necessary plant, equipment or material due to blockade, embargo or sanction;

and the term "Event of Force Majeure" shall be construed accordingly.

Force Majeure Report	has the meaning given to such terms in Clause 17.2.
Foreign Currency	means the lawful currency of any country other than Oman.
Founder Shareholders	means the shareholders of the Project Company at the Execution Date, namely, the Office of Royal Court Affairs, Omagine Inc., Journey of Light, Inc., Consolidated Contractors Co. Oman LLC and Consolidated Contracting Company, S.A.
Freehold Title	means the unrestricted and transferable title to and registered ownership of any specified part of the Existing Land, Plot or Unit. For the avoidance of doubt, investment purposes include residential, commercial and tourism purposes.
Government	means the Government of the Sultanate of Oman including all of its ministries or agencies and organisations and units established pursuant to Royal Decrees 3/72 and 26/75, as amended from time to time.
Government Authority	means the Government or any political subdivision thereof or any person exercising executive, legislative, regulatory or administrative functions on behalf of the Government, and Government Authority shall include successor bodies who shall provide public services as a result of privatization or corporatization.

Government Event of Default	means the occurrence of an Event of Default as defined in Clause 20.2.
Governmentn Event of Default Notice	has the meaning given such term in Clause 21.2.2.
Government Infrastructure	means the provision of infrastructure facilities by the Government for the Project as agreed by the Government and the Project Company and, to the extent Approved, in accordance with SCHEDULE 8.
Government Infrastructure Plan	means that plan for Government Infrastructure set out in SCHEDULE 8, as may be Approved and varied by the Government from time to time.
Government Objection Notice	has the meaning ascribed to it in Clause 19.3.
Government Risk Event (GRE)	means any of the following events:

(a)   expropriation, confiscation or nationalisation by the Government of all or some of the Project Area, the Project Assets, Government Infrastructure, any shares in the Project Company or any Development or any of the Project Company's rights and interests arising under the Development Agreement;

(b)   closure of the Project Area or any part thereof by the Government other than as a result of a Force Majeure or a consequence of the improper or unlawful conduct of the Project Company;

(c)   inability to import goods, plant, equipment or materials due to a general blockade, embargo or sanctions imposed by or upon Oman as a result of any action or inaction by the Government and other than by an Event of Force Majeure, or as a consequence of the unlawful conduct of the Project Company;

provided that, any proper action taken by the Government against the Project Company in relation to the grant, enforcement or exercise of any rights of the Government pursuant to a Project Company Licence or Permit (other than as a result of a Change in Law) shall not constitute a Government Risk Event.

Government Termination Notice	has the meaning given such term in Clause 21.1.4.
GRE Notice	has the meaning ascribed to it in Clause 18.2.
GRE Termination Notice	has the meaning ascribed to it in Clause 18.4.
Initial Business Plan	means the Initial Business Plan contained in SCHEDULE 19.
Initial Master Plan	means the initial masterplan attached hereto as SCHEDULE 4.
Integrated Tourism Complex or ITC	means the Integrated Tourism Complex, as defined in Ministry of Housing Decision 191/07, which will be Developed in accordance with this Development Agreement and the Law.

Krooki	means the document issued on June 16 2014 by the Ministry of Housing of the Government, a copy of which is contained in SCHEDULE 1(A), and which contains details of the Existing Land as at the Execution Date, including a full set of coordinates identifying the exact location and boundaries of the Existing Land.
Land Price	means the price payable to the Ministry of Housing for Freehold Title to the Existing Land (or any part thereof) granted pursuant to the Usufruct Agreement, the value of which shall be twenty-five Omani Rials (OMR 25) per square meter and increased by six per cent (6%) (or such other percentage as determined by Law from time to time), each year from the registration date of the Usufruct Agreement to the end of the month in which the request for registration of Freehold Title has been submitted to the Ministry of Housing.
Law	means any royal decree, ministerial decision, ruling of a court, regulation or requirement and any amendments thereto or any other instrument issued by the Government and having the force of law in Oman.
Layout Plan	means the layout plan as contained in SCHEDULE 1.
Lenders	means the banks and/or other financial institutions, which have or will have committed to make available certain loan and credit facilities to the Project Company to fund the performance by the Project Company of its obligations pursuant to this Development Agreement in accordance with the Finance Agreements.
Master Plan	means a master plan for the Project prepared to a level of detail satisfactory to the Government showing, in relation to the Project as a whole, the:

(a)   vision and Development concept;

(b)   overall land uses and Development proposals;

(c)   densities for different areas;

(d)   gross floor areas;

(e)   Plot ratios and the number and types of Plots;

(f)   built and un-built areas;

(g)   physical (natural) constraints, drainage, flood protection etc.;

(h)   the Minimum Build Obligations;

(i)   the number of Units and Buildings;

(j)   typical sections showing the relationship of roads to buildings;

(k)   resident population assumptions and Project employment assumptions;

(1)   phasing for real estate sales and marketing strategies;

(m)   estimated annual tourist figures for the MBO tourism and recreational elements (first five (5) years from MBO Completion Date);

(n)   Project Company Infrastructure and Utilities plan showing infrastructure works related to internal road systems, potable water supply network, desalinated water treatment plant (if applicable) sewage collection, treatment and disposal systems, refuse collection and compacting areas, treated water supply network, electricity networks, and telecommunications networks within the Project Area and the policy on underground service corridors;

(o)   Created Waterways (if any)

(p)   Environmental Impact Assessment and alleviating analysis;

(q)   Community Facilities,

(r)   housing for the employees of the hotel and other tourism and recreational elements of the Project;

(s)   the Private Sector Public Infrastructure and Utilities proposals and locations;

(t)   the Project Company Infrastructure and Utilities proposals and locations;

(u)   safety and security provisions;

(v)   indicative Project and Construction Schedule;

(w)   indicative Phasing Plan (if any phases are contemplated);

(x)   aerial perspectives of Master Plan; and

(y)   any other drawings, information or calculations which the Government may reasonably request,

as revised and updated from time to time in accordance with Clause 11 and the provisions of the DCPF, and when Approved by the Government in accordance with the provisions of the DCPF, such master plan shall be the "Final Master Plan" as that term is defined in the DCPF.

Material Change	has the meaning given such term in Clause 11.4.
Material Adverse Effect	means a material adverse effect on the Project, or on the ability of the Project Company to perform its obligations or to exercise its rights under this Development Agreement or on the ability of the Project Company to carry out a Development or any Works.
MBO Completion Date	means the date upon which the Minimum Build Obligations have achieved Substantial Completion.
MBO Damages for Delay	means the liquidated damages payable by the Project Company to the Government for delay in achieving Substantial Completion of the Minimum Build Obligation by the MBO Completion Date.
Milestone Dates	shall be the dates specified in SCHEDULE 7.
Minimum	means all acts as specified in SCHEDULE 6 to be performed by the Project Company for the Substantial Completion of the Project, within a specified period of time, in order to commence commercial operation of the tourism and other elements of the Project and in order for the Project to constitute an Integrated Tourism Complex.
Month Build Obligations or MBO	means a calendar month according to the Gregorian calendar unless specified otherwise.
Mulkiya	means the Freehold Title document issued by the Ministry of Housing confirming the legal title to the Existing Land and as set out in Schedule 1(B).
Objection Notice	has the meaning given such term in Clause 17.3.

Oman	means the Sultanate of Oman.
Omanisation	means the mandatory obligations in respect of the employment, training and advancement of Omani nationals, and the use of Omani goods and services, as set forth in this Development Agreement or required by the Law.
Omanisation Plan	means the Plan for the Community Support Program and for human resource development set out in SCHEDULE 11, as amended from time to time.
Omanisation Report	means a report provided to the Government by the Project Company reviewing the progress related to the provisions of Clause 7, including:

(i)   the number of Omani companies contracting with the Project Company and the percentage of the Project Company's total such contracted expenditures they represent, and

(ii)   the number of Omani persons employed by the Project Company and the percentage of the Project Company's total employees such Omani persons represent.

PC Appeal Notice	has the meaning ascribed to it in Clause 19.4.
Phasing Plan	means the plan for phased development of the Project as indicatively shown in Schedule 4E.
Plans	has the meaning given such term in Clause 11.1.
Plan of Development or POD	means a plan of development Approved by the Government in accordance with the Development Control Plan.
Plot	means any defined and delineated area within the Project Area, having its own set of coordinates and being capable of having its own krooki and mulkiya and identified as such in the Final Master Plan by the Project Company.
Plot Plan	means a plan created by the Project Company after the Effective Date showing the Existing Land or the Project Area subdivided into a number of separate registered Plots.
Plot Plan Meeting	has the meaning assigned to such term in Clause 7.2.3.
Presale	means, any off plan sale of a Residence Unit pursuant to a Sales Agreement entered into before the completion or construction of a Residence Unit.
Principal Construction Contract(s)	means all of the main construction contracts which are necessary for the completion of the Minimum Build Obligations and the Project Company Infrastructure and Utilities.
and Utilities	Private Sector Public Infrastructure means all utilities, including electricity and sewage sludge disposal which are to be provided to the Project Area, and all associated infrastructure owned and/or constructed or to be constructed by the relevant Private Sector Utility Company whether within or outside the Project Area, in accordance with the requirements set out in SCHEDULE 17.
Private Sector Utility Company	means the relevant private sector company licensed by the Government which shall supply the Private Sector Public Infrastructure and Utilities.
Project	means the implementation, planning, design, development, financing, marketing, sale, leasing, utilisation, management, maintenance and operation by the Project Company of the Project Area for the purpose of the creation, Development, and operation of the Integrated Tourism Complex pursuant to the Law and the terms of this Development Agreement.
Project Area	means the area situated at Wilayat of A'Seeb in Oman and which is made up of, excluding all mineral rights thereto:

(a)   the Existing Land having the coordinates described in the Krooki together with sub-soil;

(b)   Reclaimed Land if approved by the Government;

	(c) the Sea Area and the Sea Bed;
	(d) inland water areas (e.g., marina) adjacent to such Existing Land; and
	(e) all Created Waterways.
Project Assets	means all freehold land interests and rights, Usufruct Rights, and all other assets owned by the Project Company in the Project Area, including but not limited to any Project Company Infrastructure and Utilities, buildings, roads, paths, common public spaces such as parks, pipelines, transmissions lines for electricity and telecommunications, drains, sewers, water transmission facilities and other similar infrastructure necessary for the use, operation and occupation of the Project, all buildings and other structures of any type and configuration constructed on the Project Area, and all other assets owned by the Project Company.

Project Company	means Omagine L.L.C., a limited liability company organized and existing under the laws of the Sultanate of Oman and registered in Oman under commercial registration number 1080151, and where the context requires, it also means Omagine S.A.O.C., a closed joint stock company to be organized under the laws of the Sultanate of Oman which will be the legal successor company to Omagine L.L.C. pursuant to the Transformation.
Project Company Event of Default	means the occurrence of an Event of Default as defined in Clause 20.1.
Project Company Event of Default Notice	has the meaning given such term in Clause 21.1.2.
"Project Company Infrastructure and Utilities"	means the civil engineering, building, construction and installation work relating to any common areas, public areas, utilities, amenities or infrastructure within the Project Area that is not Government Infrastructure or Private Sector Public Infrastructure and Utilities and which is Developed and financed by the Project Company or its Affiliates within the Project Area with a view to rendering the Project Area capable of beneficial use, occupation or operation or to provide amenities for users, occupiers or the public and, without limiting the generality of the foregoing, shall include:

(a) roads and any associated pedestrian walkways, kerbs, hard and soft landscaping, signage and traffic management systems;

(b) power supply and distribution within the Project Area and the associated distribution network;

(c) potable water supply and distribution within the Project Area and the associated distribution network;

(d) sewage treatment plants to service the Project and the associated pipe network within the Project Area;

(e) waste water treatment facilities and the associated distribution network;

(f) telecommunications, data transmission and data networking and any associated networks within the Project Area;

(g) foul and surface water drainage;

(h) substations, pumping stations or the like for the purposes of any of the aforesaid;

(i) landfill site or sites required for the treatment or accommodation of solid waste; and

(j) such other utilities or infrastructure in respect of the Project as the Project Company may from time to time determine with the prior Approval of the Government.

Project Company Licences and Permits	means such licences, permits, consents and Approvals from the Government as the Project Company may require, from time to time, to hold or obtain pursuant to applicable Law in order for the Project Company to perform its obligations and benefit from the rights provided under this Development Agreement and the commercial operation of the Project.
Project Tasks	means all acts necessary to be performed by the Project Company in order to accomplish the tasks listed in and in accordance with the time frames set out in SCHEDULE 7 and/or the Project Tasks as amended/supplemented in accordance with the provisions of Clause 6.1.3, and in particular the following:

(a)   the exercise of reasonable skill, care, attention and diligence in complying with its obligations under this Development Agreement;

(b)   the undertaking of its obligations and completion of the Development in a manner consistent with the Final Master Plan, the Development Control Plan and this Development Agreement;

(c)   the periodic review of the Final Master Plan and the Development Control Plan and submission of variations to the Government for adoption pursuant to the provisions of Clause 11;

(d)   the Substantial Completion of the Minimum Build Obligations;

(e)   the completion and operation of the Project Company Infrastructure and Utilities;

(f)   the obtaining of all Project Company Licences and Permits required for any Development to be undertaken by the Project Company in respect of the Project;

(g)   ensuring that the Community Facilities are sufficient for the Project;

(h)   establishing marketing, branding and public relations strategies for the Project and the production of any required promotion and sales & marketing material;

(i)   assessing and determining on a regular and frequent basis the prospects for and the feasibility and viability of Developments in respect of the Project having regard to market conditions, actual or anticipated occupier and investor demand and the anticipated requirements of prospective occupiers, investors, funds, financiers, tenants and owners; and

(j)   such other matters as are ancillary or incidental to any of the tasks set out above.

Project Company Termination Notice	has the meaning given such term in Clause 21.2.2(c).
Prolonged Event of Force Majeure	has the meaning given such term in Clause 17.10.
Ratification / Ratified / Ratify	means the signing and authorisation by the Government of this Development Agreement in accordance with Royal Decree No. 48/76 as amended.
Reclaimed Land	means that part of the Project Area which is land which has been created from the Sea Area and the Sea Bed by filling and replacing such Sea Area to form compacted dry land fit for the purpose of construction and in respect of which an Environmental Impact Assessment has been effected, which shall exclude in all cases, all mineral rights and archaeological finds.
Registration Fee	means the fee payable to the Ministry of Housing pursuant to Law for the registration with such Ministry for each of:

(i)   the transfer of the Freehold Title to any part of the Existing Land or a Plot or Unit; or

(ii)   the Usufruct Agreement; or

	(iii) a usufruct agreement for the Reclaimed Land; or
	(iv) a lease/sub-usufruct agreement for the transfer of any Usufruct Rights; or
	(v) any Security Interest.
Residences	means all villas, town houses, flats, apartments or such other structures meant for residential purposes, but excluding serviced apartments, in the Project Area.
Residence Unit	means any Unit on which a Residence has been constructed and subject to Freehold Title.
Sales Agreement	means the Approved sales agreement between the Project Company and a Third Party Purchaser for the sale of a Residence Unit.
Sea Area(s)	means those areas within the Project Area which are areas of the sea over the Sea Bed and which are, at any time, neither Existing Land nor Created Water Ways and which, subject to the approval of the Ministry of Environment and Climate Affairs, are limited to one hundred thirty (130) meters measured from the high high water mark on the shoreline and perpendicular to the Existing Land and as shown in SCHEDULE 1.
Sea Bed	means that part of the Project Area which is under the water and not Existing Land.
Security Interests	means a mortgage, charge (whether fixed or floating), pledge, lien, hypothecation or other security interest or an agreement or arrangement having similar effect.
Shareholders' Agreement	means the agreement among the Founder Shareholders of the Project Company with respect to their equity interests in the Project Company, as may be amended.
Social Impact Assessment	means the social impact assessment report, prepared by the Project Company at its cost, required by the Government and to be submitted to the Ministry of Tourism in accordance with Clause 5.3.
Specific MBO	has the meaning given such term in Clause 5.4.1.
Standards	means the rules, standards and specifications set out in the Final Master Plan and which apply to the Project Area and all activities undertaken in it with respect to Works, building, design, construction, planning of roads, amenities and related facilities, commercial areas and all other activities related to the Development of the Project.
Step-in Notice	means a written notice given by a Lender to the Government pursuant to a Direct Agreement and the Project Company notifying them of such Lender's exercise of its Step-in Right.
Step-in Right	means the right of a Lender pursuant to a Direct Agreement to:
	(i) undertake directly, or
	(ii) novate to any Person

all or any of the rights and obligations of the Project Company in accordance with SCHEDULE 20.

Substantial Completion	means, that in respect of the Minimum Build Obligations, Specific MBO, Project Company Infrastructure and Utilities, Buildings, Units or Works that all necessary work has taken place, Completion Certificates have been issued, permits and licenses have been granted, the subject matter is both fit for use and is either able to commence commercial operation or is habitable for its intended purpose without hindrance, and that only immaterial outstanding or remedial work remains to be completed.
Substantiating Notice	has the meaning ascribed to it in Clause 19.1.
Term	has the meaning given such term in Clause 3.1.
Third Party	means any person who is not one of the Parties, an Affiliate of a Party or an Affiliate of a shareholder of a Party, the term "Third Parties" shall be construed accordingly.
Third Party Developer	means the Third Party Developer approved by the Government, undertaking or is to undertake the first Development of any Unimproved Land for the purposes of the Minimum Build Obligation, and who has entered into an Accession Agreement.
Third Party Purchaser	means any person of any nationality, who may be a Party or an Affiliate of a Party, who pays the relevant Registration Fee and purchases the Freehold Title to any specified part of the Existing Land, Plot or Unit.
Third Party User	means any person of any nationality, who may be a user of a Commercial Unit, a Party or an Affiliate of a Party, who utilises any Unit or portion thereof or any portion of the Project Area and/or the improvements thereon for commercial or tourism purposes pursuant to a lease, usufruct, sub-usufruct, licence or similar arrangement or any other agreement with the Project Company.
Time Schedule	means the indicative time schedule contained in SCHEDULE 7, which time schedule shall be updated from time to time, for the performance of the construction of the Project, including the Minimum Build Obligations.
Tourism Vessel	means any watercraft, vessel or boat appropriately licensed for commercial operation within the Project Area.
Transformation	means, pursuant to the Companies Law of Oman, the changing of the corporate form and structure of the Project Company after the Execution Date, from a limited liability company to a closed joint stock company.
Unimproved Land	means a part of land within the Project Area identified in the Final Master Plan for Development and which has not yet been Developed.
Unit(s)	means any developed Plot, including any improvements thereon or thereto, any flat, apartment, villa or Residence or commercial Building or any part thereof, situated within the Project Area.
Usufruct Agreement	means the usufruct agreement with respect to the Existing Land, entered into on the Effective Date by the Government and the Project Company pursuant to Clause 4 and in the form as set out in SCHEDULE 2.
Usufruct Fee	has the meaning given such term in Clause 4.1.
Usufruct Rights	means all the rights with respect to the Existing Land granted to the Project Company pursuant to the Usufruct Agreement.
Usufruct Term	means fifty (50) years and as set out in the Usufruct Agreement.
Voting Control	means the power to direct the management or policies of a company whether through the ownership of voting securities, by contract, or otherwise.
Works	means any construction, building, installation, civil engineering or other like works which do not comprise the construction of a Building.

1.1 In this Development Agreement, except to the extent the context otherwise requires:

1.1.1 the singular includes the plural and vice versa.

1.1.2 terms not defined in this Development Agreement shall have the meaning ordinarily ascribed to them in the Oxford English Dictionary (Second Edition).

1.1.3 a "person" includes an individual and a juristic person together with that person's legal representatives and successors.

1.1.4 references to recitals, Clauses, Schedules and Annexures are, unless the context otherwise requires, references to recitals and Clauses of and Annexures and Schedules to this Development Agreement and which shall include all revisions and amendments as approved, as applicable to such Schedules and Annexures. The Schedules specifically provide the details of the commercial terms agreed between the Parties in respect of the Project.

1.1.5 except as specified in this Development Agreement references to any Royal Decree, ministerial decision, enactment, ordinance or regulation including any amendment thereof shall be to those issued prior to the Effective Date.

1.1.6 in interpreting the provisions of this Development Agreement and in fulfilling their respective obligations hereunder, the Parties agree to act in good faith and in such a manner as to give full effect to its spirit and intent.

1.1.7 references to the words "include" or "including" shall be deemed to be followed by "without limitation" or "but not limited to" whether or not they are followed by such phrases or words of similar effect.

1.1.8 references to a Party or Parties shall mean either of the Project Company or the Government and shall include their successors and permitted assignees and transferees of their rights and/or obligations.

1.1.9 an obligation on a Party to do an act includes an obligation to procure that it is done.

1.1.10 where a Party is placed under a restriction in this Development Agreement, the restriction includes the obligation on that Party to use reasonable endeavours not to effect the infringement of that restriction by any other person.

1.1.11 an indemnity given by one Party to another is a full indemnity against all claims, liabilities and costs except as otherwise stated.

1.1.12 references to a "variation" include amendment, addition, omission, clarification, variation and change to, from or with the thing varied.

2. CONDITIONS PRECEDENT/CERTAIN OBLIGATIONS

2.1 The rights and obligations of the Parties under this Development Agreement are conditional upon Ratification by the Government, and the Government shall use its reasonable endeavours to do all things as are necessary to achieve Ratification within ninety (90) days after the Execution Date. The continued legal effectiveness of this Development Agreement subsequent to Ratification is dependent upon the fulfilment of the conditions precedent referred to in Clauses 2.1.1, 2.1.2, 2.1.3 and 2.1.4 below.

2.1.1 The Project Company being able to raise financing for the Project. The Government recognises that the Project Company intends to raise limited recourse financing in relation to the Project and that Lenders may expect to be afforded certain rights in relation to it. Accordingly, the Project Company will by or before the completion of twelve (12) months from the Execution Date enter into a written term sheet with the Lenders for the financing of the first phase, any other phase or all of the Project (a "Term Sheet"). If the Project Company has not delivered a copy of such Term Sheet to the Government by or before the expiry of the twelve (12) month period referred to above, this Development Agreement then shall have no further effect. The Government however shall in no way be a party to, or bear any responsibility with respect to, any such Term Sheet.

2.1.2 The Government approving in writing within twelve (12) months of the Execution Date the Social Impact Assessment, as referred to in Clause 5.3 below, which shall be submitted to the Ministry of Tourism within eight (8) months of the Execution Date.

2.1.3 The Government approving in writing within twelve (12) months of the Execution Date the Development Control Plan referred to in Clause 11.
2.1.4   The Transformation referred to in Clause 14.1.1 occurring within twelve (12) months after the Execution Date.

2.2 If any of the conditions precedent referred to in Clauses 2.1.1, 2.1.2, 2.1.3 or 2.1.4 are not fulfilled within the time periods mentioned or within such extended period as may be agreed between the Parties, then this Development Agreement shall thereupon terminate.

3. <u>TERM</u>

3.1 This Development Agreement and the rights and obligations of the Parties hereunder shall commence upon Ratification and shall continue (unless terminated earlier pursuant to this Development Agreement) in full force and effect for a period of twenty (20) years (the "Term").

3.2 Notwithstanding Clause 3.1, Clauses 5.1.2, 5.1.3, 5.1.6, 5.1.9, 5.1.10, 5.1.12, 5.1.14, 6.4.5, 6.10, 6.11, 8, 10, 12, 15, 16, 22.5, 23, 24, 28, 32 and 33 of the Agreement shall survive the Term and continue to be legally binding and enforceable obligations of the Parties until the expiry of the Usufruct Term.

CHAPTER II

PROJECT COMPANY RIGHTS

4. USUFRUCT AGREEMENT

4.1 On the Effective Date, the Government and the Project Company shall enter into the Usufruct Agreement pursuant to the provisions of this Development Agreement granting Usufruct Rights to the Project Company over the Existing Land for a term (the "Usufruct Term") and for a fee payable by the Project Company (the "Usufruct Fee") in accordance with the Usufruct Agreement. The Usufruct Agreement shall be consistent in its terms and conditions with this Development Agreement.

4.2 Upon the expiry of the Usufruct Term, all Usufruct Rights to and over the Existing Land not disposed of at such expiry date shall revert to the Government in accordance with the Usufruct Agreement and the Law.

4.3 In the event of any inconsistency between the Usufruct Agreement or the Usufruct Amendment and this Agreement, the terms and conditions of this Agreement shall prevail.

4.4 For the avoidance of doubt the Usufruct Agreement shall survive the expiry of the Term.

5. GRANT OF RIGHTS TO THE PROJECT COMPANY

5.1 The Government hereby grants to the Project Company all rights to perform the Project Tasks in accordance with and subject to this Development Agreement and the Law, under the supervision and control of the relevant Government Authorities, including:

5.1.1 the right to use, design, plan, construct and Develop the Existing Land subject to the Usufruct Agreement, and this Development Agreement, provided that Coverage of the Development shall not exceed thirty percent (30%) of the Existing Land, of which a maximum of fifty percent (50%) of the Development shall be for non-tourism purposes and the balance of the Development shall be for tourism purposes;

5.1.2 subject to obtaining the requisite Approvals and an Environmental Impact Assessment relating to the Environment by the Project Company, the right to the design, plan, construct, build, create, operate, manage, own and control the Created Waterways including the right to construct marinas, pontoons, docks, walkways and other similar structures over and upon such waterways and to derive income therefrom by selling the same or entering into lease or similar arrangements with respect thereto;

5.1.3 subject to and in accordance with the Code of Practice, the right to charge such reasonable fees or service charges, as the Project Company may deem appropriate for the purpose of the proper upkeep, maintenance, operation and management of or the provision of services in respect of all or part of the Project Assets, the Project Area, Project Company Infrastructure & Utilities, Civil Defence Services, and Civil Defence Facilities if such Civil Defense Facilities are required by the Government;

5.1.4 the right to connect to, have access to, use and utilise the Government Infrastructure in accordance with this Development Agreement;

5.1.5 with respect to Third Party Purchasers, Third Party Developers and Affiliates thereof, the right to impose and to procure compliance with the Standards, the Final Master Plan, the Development Control Plan and the timeframes set forth within SCHEDULE 7 within the Project Area and with respect to any activity relating to the Project undertaken in accordance with this Development Agreement;

5.1.6 the right to use and manage the Sea Area within the area of a marina, including the right to design, plan, construct, build, create, operate, control and manage piers, walls, pontoons, walkways and berths for Tourism Vessels as provided in the Final Master Plan and to derive income therefrom by selling, leasing, renting, hiring out or by similar arrangements with respect to the same, provided that this right shall not impinge upon the sovereign right of the Government to levy taxes and fees;

5.1.7 notwithstanding the Usufruct Agreement and the rights granted to the Project Company pursuant to this Development Agreement, the right to do all such things as are necessary, in accordance with the Approved Final Master Plan, so as to create one or more Plots and to subdivide any part or all of the Project Area into Plots and to obtain from the relevant Government Authorities confirmation of separate freehold title (either in the name of the Project Company or a Third Party Purchaser, as the case may be) in respect of all Developed Plots, Buildings and Units; and

5.1.8 the right, pursuant to the terms of the Usufruct Agreement, Escrow Agreement and this Development Agreement, to market, contract to sell, lease, mortgage, utilize or undertake dealings in respect of Units, Plots or any part of the Project Area including any Building, improvements thereon or Unimproved Land to or with (as the case may be) Third Party Purchasers, Third Party

Users, Third Party Developers or Affiliates and to receive funds and receipts in respect of any such dealings and disposals and use such funds and receipts for the Project Company's own benefit and to have the exclusive right to sell the Freehold Title in any Plot or Unit to any person pursuant to the Law, provided that any Unimproved Land or undeveloped Plot shall not be disposed of by sale to any person by the Project Company.

5.1.9 the exclusive right to grant exclusive and non-exclusive commercial licences (not licences usually granted by the regulatory authorities) and/or contracts to Third Parties, who are licensed to do business in Oman, on commercial terms selected by the Project Company, by tender or otherwise, for the provision of any relevant services or to carry out commercial activities which the Project Company may determine to be necessary or desirable within the Project Area and which may benefit the Project Company, Third Party Purchasers, or Third Party Users or any other Third Party, which may include a Party or its Affiliate, which may participate in such licences or contracts in terms of an arm's length commercial basis and the Code of Practise.

5.1.10 the exclusive right to levy such fees on Third Party Purchasers or Third Party Users or any Third Party who are granted rights of usage, usufruct or any sort of occupation of parts of the Project Area as are deemed in its sole discretion necessary or desirable (subject to the Code of Practice) to maintain, operate and manage the Project Assets, the Project Area generally or to benefit from the Project pursuant to the terms of this Development Agreement provided that this right shall not exclude or impinge upon the sovereign right of the Government to levy taxes and fees;

5.1.11 the right to create an encumbrance by way of Security Interest for the purpose of securing finance for the Project, over the whole or part of the Project Area, which encumbrance will exclude any Freehold Title to Plot or Unit transferred to a Third Party or Third Party Purchaser or Third Party Developer from the Existing Land.

5.1.12 the exclusive right to lease, sell, market, utilize and/or operate hotels, restaurants, golf courses and other tourism facilities within the Project Area, which are built in accordance with the Development Control Plan;

5.1.13 the right, subject to Law to use and/or reclaim such areas of the Sea Bed and Sea Area as is necessary and to acquire the Usufruct Rights or Freehold Title to the Reclaimed Land, subject to the Government approval;

5.1.14 the right to develop, build, and operate on the Project Area a sewage treatment plant, including waste water treatment, water clarification, purification, a desalination and/or demineralization plant, with adjacent electric power generating plant, and all other plants and connected systems, pipelines, access points etc. which are typically necessary to operate a project of similar dimension, subject to applicable Law and obtaining appropriate licenses granted by the appropriate Government Authority;

5.1.15 the right to dispose solid waste/garbage in designated land fill sites provided by the Government, or other concerned Government Authorities in accordance with the Government Infrastructure Plan; and

5.1.16 the right to access the Project Area and to grant access to Third Party Purchasers, Third Party Users and Third Party Developers.

5.2 Without prejudice to the rights and entitlements of the Project Company over the Project Area and notwithstanding that the Project Company shall primarily operate and benefit from the Project through the sale of, or the granting of leases or similar property rights with respect to, Plots, Buildings or Units, the Project Company shall, through its rights granted to it under this Development Agreement, have the exclusive right to construct, Develop, build, benefit from, operate and manage any Project Company Infrastructure and Utilities and provide any services in and with respect to the Project Area it deems appropriate in accordance with the Law, and Code of Practice, and the provisions of this Development Agreement.

5.3 If, in the exercise of any of the rights contained in this Development Agreement, the Project Company shall affect any of the Customary Rights identified in a Government approved Social Impact Assessment for the Project Area then the Project Company shall pay all such compensation as shall be required or decided by Law for any claim in respect of such Customary Rights. For all other claims in respect of Customary Rights, the Government shall be liable and shall indemnify the Project Company from and against any losses, cost, claim, liability or expense.

5.4 The following terms shall apply with regard to a Third Party Developer:

5.4.1 Should the Project Company consider that it would be beneficial that a qualified, experienced, reputable and credit worthy development company be nominated as a Third Party Developer for a specific element of the Minimum Build Obligations ("Specific MBO") or, with Approval, for any other touristic or non-MBO element, then the Project Company shall, prior to the selection of such Third Party Developer, notify the Government of its intention to engage a Third Party Developer and the reasons the Project Company considers that it is commercially preferable for the Third Party Developer to perform the Specific MBO rather than the Project Company.

5.4.2 The Project Company shall provide the Government with the name, corporate identity, the last three (3) years audited accounts, financial standing, bankers references, qualifications and a list with details of all similar types of Integrated Tourism Complexes and construction projects previously undertaken by the intended Third Party Developer. In the event that the Third Party Developer is a consortium of companies, then the relevant details for each company shall be submitted, provided that they hold at least ten percent (10%) of the equity in the Third Party Developer. The Project Company shall specify in detail the Specific MBO that is proposed to be performed by the Third Party Developer.

5.4.3 The appointment of a Third Party Developer shall be subject to the written Approval of the Government, which shall be granted in its sole discretion and such approval, rejection and the procedure therefore shall not be the basis for any claim or appeal by the Project Company nor shall any delay in considering the application or rejection of the Third Party Developer by the Government be considered to be a Dispute subject to the provisions of Clause 28.

5.4.4 Should the Government issue a written Approval as provided for in Clause 5.4.3 above for a Specific MBO, the Project Company shall remain fully liable for the completion of such Specific MBO in accordance with this Development Agreement and the Project Company shall continue to be the sole point of contact with the Government regarding all matters concerning the Specific MBO as if the Specific MBO was being performed by the Project Company.

5.4.5 The Project Company shall apprise the Government of any material change in relation to the Third Party Developer or the Specific MBO.

5.5 In the event the Project Company enters into a Sales Agreement for the Presale of a Residence Unit, the Project Company shall complete the construction of a Residence Unit within three (3) years from the date of the signature of the Sales Agreement.

CHAPTER III

PROJECT COMPANY OBLIGATIONS

6. PERFORMANCE OF OBLIGATIONS

6.1 Project Tasks

6.1.1 The Project Company shall, from the Effective Date, carry out the Development of the Project in accordance with this Development Agreement and the Law.

6.1.2 In furtherance of Clause 6.1.1, the Project Company shall discharge and perform the Project Tasks in accordance with the requirements set out in SCHEDULE 7.

6.1.3 The Project Tasks may be reviewed and revised by the Project Company from time to time and any proposed changes thereto shall be submitted to the Government for written Approval. Upon any such changes being submitted to the Government, the Parties shall in good faith discuss them during the forty-five (45) Days following such submission.

6.1.4 Subject to the provisions of Clause 11 relating to the Development Control Plan, in deciding whether to Approve the proposed changes to the Project Tasks, the Government will consider primarily the effect of the proposed changes on the achievement of the Minimum Build Obligations and the performance of Project Company's other obligations under this Development Agreement, provided that (i) the Government will endeavour to give its decision within the discussion period specified in Clause 6.1.3, failing which the matter shall be resolved as a Dispute pursuant to Clause 28.2 of this Development Agreement.

6.1.5 Upon the changes being Approved in accordance with Clause 6.1.3 or 6.1.4 or pursuant to Clause 28.2, the Project Tasks shall be amended accordingly and the so amended Project Tasks shall replace the originals and shall be applicable as between the Parties as if they were the original Project Tasks.

6.2 Law, Environment and Best International Practice

6.2.1 In carrying out its obligations and in exercising its rights under this Development Agreement, the Project Company shall at all times act in accordance with the Law. All taxes, fees, charges, levies and payments to be made by the Project Company to the Government in accordance with the Law shall be payable by the Project Company.

6.2.2 Without prejudice to Clause 6.2.1, the Project Company shall conform to Best International Practices and shall ensure the protection of the Environment within the Project Area in accordance with the Law.

6.3 <u>Insurance</u>

The Project Company shall be responsible for procuring and maintaining all insurance pursuant to Clause 16 and the processing of any claims thereunder.

6.4 <u>Omanisation, Training and Community Support</u>

6.4.1 The Project Company shall exercise its Best Efforts to ensure that the Project Company, its Affiliates, Third Party Developers and Contractors, maximise the number of Omanis that they each employ, subject always to:

(a) the needs of the Project;

(b) the skills that will be needed in respect thereof; and

(c) the availability of Omanis who have the experience, qualifications, training and skills to meet such needs.

6.4.2 The Project Company shall submit to the Government for Approval, within one year from the Effective Date, the Omanisation Plan set out in SCHEDULE 11 and, upon Approval, shall implement forthwith the training programmes as set forth in SCHEDULE 11.

6.4.3 The Project Company shall submit Omanisation Reports and attend Omanisation Meeting as specified in Clause 7.2.4.

6.4.4 The Project Company shall ensure that the Project Company, its Affiliates, and Third Party Developers and Contractors, shall implement programmes for Community Support and shall as soon as practicable, but not later than sixty (60) Days after the Effective Date, provide to the Government a detailed policy document together with implementation documents showing how such programmes for Community Support shall be achieved.

6.4.5 The Project Company shall, within one (1) year of the Effective Date, submit to the Government for Approval, the Community Development Plan in accordance with SCHEDULE 10 and, upon Approval, implement forthwith the Approved Community Development Plan for the benefit and welfare of the local community situated in the vicinity of the Project Area.

6.4.6 The Project Company and its Affiliates shall, when considering applications from Third Parties for Units for commercial purposes, in order to support the local economy, give priority to allocate a certain percentage of such Units, not less than twenty percent (20%), for Omani companies, in particular, whose principal owners are residents in the Wilayat of the Project and, in the absence of requisite percentage of such owners, principal owners who are residents of other Wilayats, it being understood that all commercial terms and conditions shall be the same as that for any other Third Party Users. The Project Company shall ensure that any Third Party Developers shall have the same obligations placed upon them.

6.4.7 The Project Company, and its Affiliates involved in the Project shall, where practicable, cost efficient and quality driven, give preference to Omani goods and services and carefully consider those persons and companies who reside in the vicinity of the Project Area for employment and contracts for the provision of goods and services and, where feasible, attempt to impose this obligation on its Contractors and sub-contractors. The Project Company shall ensure that any Third Party Developer shall have the same obligation placed upon them.

6.5 <u>Retention of Shares in the Project Company and Change to the Constitution of the Project Company</u>

6.5.1 The Project Company and the Founder Shareholders covenant and agree that prior to the MBO Completion Date, neither shall there be affected a Change of Control, nor shall the Founder Shareholders transfer more than twenty five percent (25%) of their original shareholding to a third party and that any such proposed transfer shall be subject to the approval of the Government, which shall not be unreasonably withheld. The Government shall only consider third parties who are qualified and experienced in projects which are similar to the Project and financially sound.

For the avoidance of doubt, prior to the MBO Completion Date, any transfer of twenty five per cent (25%) or less of the Founder Shareholders' original shareholding to a third party will not require Government's approval, provided that the Government shall be notified by the Project Company within ten (10) Business Days of any transfer of shareholding by the Founder Shareholders.

6.5.2 Any breach of the above undertaking by the Project Company or by any of the Founder Shareholders shall be deemed to be a breach of this Agreement and shall entitle the Government to any one or more of the following remedies:

(a) to terminate this Agreement in accordance with Clause 21; and

(b) to claim appropriate compensation; and to any such other remedies as may be available under the Law.

6.5.3 The Project Company's corporate documents are annexed in SCHEDULE 5 to the Development Agreement. After the MBO Completion Date, the Project Company shall supply to the Government a copy of all proposed amendments to the Articles of Association of the Project Company or Shareholders' Agreement that will effect a Change of Control prior to their submission to an Extraordinary General Meeting of the shareholders of the Project Company.

6.6 <u>Minimum Build Obligations</u>

6.6.1 The Project Company shall discharge, complete and fully perform the Minimum Build Obligations as set out in SCHEDULE 6, provided that the Project Company shall continue to be responsible for the performance of all of its obligations under the Development Agreement notwithstanding any sales or transfers of title of Existing Land, Plots or Units to Affiliates, Third Parties or Third Party Developers.

6.6.2 The Project Company shall achieve the MBO Completion Date within five (5) years of the Effective Date. The indicative Time Schedule with Milestone Dates for Substantial Completion of the various components of the Minimum Build Obligations is set forth in SCHEDULE 7.

6.6.3 In the event that the Project Company has not executed the Principal Construction Contracts by the Milestone Date stated in SCHEDULE 7 (such date being the last date by which it is practicable for the Contractor to achieve Substantial Completion of the Minimum Build Obligations by the MBO Completion Date), then the Government shall have the right to declare a Project Company Event of Default in accordance with Clause 21.1.2.

6.6.4 Upon the execution of the Principal Construction Contracts, which shall be within one year from the Effective Date or such later date as set out in SCHEDULE 7, the Minimum Build Obligation Milestone Dates shall be finalised and linked to the Contractor's construction programme dates and a revised SCHEDULE 7 shall be issued by the Project Company. The Government in accordance with Clause 21.1.2 shall have the right to declare a Project Company Event of Default and terminate the Agreement in accordance with Clause 21.1.4 should the Project Company consistently exceed the Milestone Dates so that in the written opinion of the Consultant there is no probable basis that the Minimum Build Obligations will achieve Substantial Completion by the Minimum Build Obligations Completion Date plus the fifty-two (52) weeks cure period stated in Clause 12.2.

6.6.5 The Project Company shall promptly inform the Government by written notice of:

(a) any change in a Milestone Date or any circumstance that would result in the achievement of Substantial Completion of work to occur more than sixty (60) Days after the Milestone Date provided under SCHEDULE 7; and

(b) any material breach of a Principal Construction Contract and the action being taken by the Project Company to rectify and remedy the same, including the appointment of a replacement Contractor; and

(c) any financial claims by Contractors performing Principal Construction Contracts in excess of twenty-five percent (25%) of the agreed contract sum and, at the same time, the Project Company shall promptly provide written confirmation of the continuing financial capacity of the Project Company to meet such claims (to the extent such claims are not being contested in good faith);

(d) any claim for an extension of time by a Contractor performing a Principal Construction Contract which, if proven or agreed, would result in the achievement of Substantial Completion of work to occur more than sixty (60) Days after the Milestone Date provided under SCHEDULE 7;

(e) the appointment of a replacement Contractor by the Project Company for any significant portion of the Project, with a revised indicative Time Schedule and completion date, and confirmation of the continuing financial capacity of the Project Company to meet such new commitments;

and any such notice shall be given to the Government as soon as possible, but in any event not more than thirty (30) Days alter the Project Company became aware of any of the occurrences as referred to in (a) to (e) above or received notice thereof.

6.6.6 The Project Company shall submit the MBO Report to the Government in accordance with Clause 7.1.3.

6.6.7 When the Project Company believes it has achieved Substantial Completion of the Minimum Build Obligations, the Project Company shall send written notice thereof to the Government, together with documentation satisfactory to the Government and sufficient for independent verification of such Substantial Completion. The Government shall accept or reject the Project Company's notice in writing within thirty (30) Days after receipt thereof. If the Government accepts the Project Company's notice, then the date of the Substantial Completion of the Minimum Build Obligations shall be the date of receipt of the Project Company's notice by the Government.

6.6.8 If the Government rejects the Project Company's notice, then the Government shall provide its reasons in detail and sufficient for independent verification for the rejection and thereafter the Project Company shall: (i) take prompt corrective action, as necessary, to satisfy the Minimum Build Obligations, and submit a new notice thereof to the Government together with documentation sufficient for independent verification and the provisions of Clause 6.6.7 shall apply or (ii) disagree with the Government's reasons for such rejection, promptly notify the Government in writing, and the Parties shall attempt to resolve the disagreement without delay. If the disagreement cannot be resolved within thirty (30) Business Days, then any ensuing disagreement may be referred by either Party for determination in accordance with Clauses 28.2 and 28.3.

6.6.9 The Government and its representatives at Government's expense shall have the right at all reasonable times to inspect the Works in relation to the Minimum Build Obligations and all non-MBO elements. The Project Company shall provide, or cause to be provided, access and adequate, safe and proper facilities for such inspections. Neither such inspection nor the failure to make such inspection or to discover any deficiencies shall prejudice in any manner the rights of the Government under this Development Agreement.

6.6.10 The Project Company or, as the case may be, any Third Party Developer shall procure that the Contractors shall comply with the specifications stipulated in the Approved Development Control Plan while executing the Works in respect of the MBO.

6.7 <u>First Property Title Transfer</u>

6.7.1 No Freehold Title to a Plot or Unit shall be registered in the name of a Third Party Purchaser, Third Party Developer or any Third Party unless the Project Company has:

(a) satisfied the Government that it has duly executed the Principal Construction Contract(s) by providing the Government with full copies of each of the Principal Construction Contract(s) duly executed by the Contractor. The Principal Construction Contract(s) shall be irrevocable, contain fixed completion dates, which shall be in accordance with the Time Schedule stated in SCHEDULE 7 and prior to the MBO Completion Date, and provide for appropriate penalties for delay to be paid by the Contractor to the Project Company for failure to achieve Substantial Completion;

(b) provided a resolution of its board of directors confirming that it has the financial capacity to meet all the commitments to undertake and complete all of the Minimum Build Obligations and to pay for each of the Principal Construction Contracts;

(c) provided to the Government a copy of the Term Sheet or other document from Lenders containing a binding financial commitment covering the Minimum Build Obligations and the Principal Construction Contract(s);

(d) has satisfied the Government that it has achieved Substantial Completion of all material Project Company Infrastructure and Utilities works to the boundary of the Plot or sub-Plot of land that is the subject of such transfer (namely internal roads, pavements, street lighting, electricity, telecommunications, water and sewerage); and

(e) where applicable, has satisfied the Government that it has achieved Substantial Completion of the relevant Unit and that such Unit complies with the Plan of Development, and the Unit is fit for occupation in accordance with the terms and conditions agreed by the Project Company and the Third Party Purchaser pursuant to the relevant Sales Agreement.

6.7.2 Prior to the MBO Completion Date, no transfer of any Usufruct Rights for a Unit, Plot or sub-Plot of land may be registered in the name of a Third Party Developer, unless:

(a) the Project Company considers that it would be beneficial that a qualified, experienced and reputable development company be nominated as Third Party Developer with a written approval from the Government, and

(b) the appointment of the Third Party Developer is approved in writing by the Government, which shall be subject to the provisions of Clause 5.4.3; and

(c) the Third Party Developer enters into and delivers an Accession Agreement undertaking to assume and discharge in accordance with the Accession Agreement the Project Company's obligations in respect of the development of that Unit, Plot or sub-Plot of land;

it being acknowledged that no Usufruct Rights shall be created in favour of a Third Party Purchaser for any Unit, Plot or sub-Plot of land which has a residential purpose.

6.7.3 No Freehold Title shall be registered for the sale and transfer of a Plot or sub-Plot of Unimproved Land by the Project Company to Third Parties where such Unimproved Land has been identified in the Final Master Plan as being for residential purposes, or mixed use commercial and residential purposes, and the Project Company shall only be permitted to transfer Freehold Title for Residence Units in accordance with Clause 6.7.1 and specifically sub-Clause 6.7.1(e).

6.7.4 For the avoidance of doubt, the Government confirms that the restrictions related to the transfer of Unimproved Land as set out in Article 3 of Royal Decree No. 12/2006 shall apply to Third Parties and Third Party Developers.

CHAPTER IV

PROJECT MANAGEMENT

6.8 Project Area Control

6.8.1 The Project Area shall be a private Development and the roads, parks, waterways, and other common usage areas, and traffic passage and parking therein shall be subject to the Project Company's control and security, save and except for traffic accidents, crime, public order and Civil Defence Services that shall be the responsibility of the relevant Government Authority.

6.8.2 Nonetheless, any Government Authority may agree to provide services to the Project Company by mutual agreement from time to time and at a cost stipulated by Law or in the absence of such legislated cost then as may be agreed between the Project Company and such Government Authority, however, in the absence of such agreement or an obligation under the Law to provide such services, there shall be no obligation upon the Government to provide such services.

6.8.3 For all security services, the Project Company shall engage Security and Safety Services LLC alone or with such other company as may be nominated by the Government and licensed by the Royal Oman Police to provide such services. The Project Company shall be responsible for the infrastructure and operational cost of such security services.

6.9 Solid Waste

The Project Company is responsible for arranging for the collection and transportation of all solid waste arising in the Project Area to the Government and /or Government Authority designated waste disposal sites in accordance with the Law. The Government shall provide a waste disposal site outside of and in the reasonable vicinity of the Project Area in accordance with the Law at a cost customarily charged by the Government and /or Government Authority for such areas.

6.10 Security for Payments

6.10.1 All payments made by Third Party Purchasers and lenders to Third Party Purchasers pursuant to Sales Agreements for the purchase of Residence Units will be deposited into an Escrow Account.

6.10.2 Subject to the Escrow Agreement and the Law, the Project Company shall be entitled to utilize the payments made into the Escrow Account by Third Party Purchasers for the construction cost of the Works of the Project.

6.11 Assignment of Claims

6.11.1 The Project Company shall, to the extent permitted or required by Law, assign to Third Parties, the Project Company's rights under (i) any relevant claims against its contractors, and (ii) the ten (10) year guarantees for latent defects affecting the structure or safety of the building works constructed by them.

6.11.2 All contracts with construction Contractors (but not contracts with Consultants, design consultants or engineering consultants or Contractors) carrying out building works shall carry a ten (10) year guarantee in a form which shall be approved by the Government. The Project Company shall keep available for inspection during normal business hours by the Government upon reasonable notice, a file containing extracts from such contracts of all such guarantees.

6.12 Civil Defence Facilities

6.12.1 The Project Company shall at its own cost provide the Civil Defence Facilities and the following provisions shall apply:

(a) all of the assets required for the Civil Defence Facilities within the Project Area, being the number of buildings required and the gross external area of the buildings required, including all internal fittings, furnishings, equipment, furniture, specialist and other vehicles and related equipment to be provided to the Government shall be agreed by the concerned Government Authorities and the Project Company;

(b) the Project Company shall prepare and submit plans and specifications to a reasonable level of detail showing the location and finishes of the buildings so specified in SCHEDULE 9 for approval by the Government (which such approval shall not be unreasonably withheld) and such plans and specifications shall be submitted to the Government within ninety (90) Days of the Effective Date;

(c) within a further ninety (90) Days of the submission of plans and specifications referred to in sub-paragraph (b) above, the Government shall notify the Project Company whether or not it has approved the said plans and specifications, and if said plans and specifications are not approved in full, then the Government shall specify in reasonable detail the portion that is not approved and requires changes;

(d) if the plans and specifications are not approved in full, the Project Company shall resubmit plans and specifications within forty - five (45) Days of such notification by the Government that reflect the changes required by the Government and the Government shall approve or reject the resubmitted plans and specifications within forty - five (45) days after the date of the resubmission;

(e) upon approval of the plans and specifications in respect of the Civil Defence Facilities, then such plans and specifications shall thereupon be applicable and enforceable as between the Parties;

(f) the plans and specifications with respect to the Civil Defence Facilities once approved may be varied and the provisions of Clause 11 shall apply mutatis mutandis as if references to the Final Master Plan and Development Control Plan were instead a reference to the plans and specifications for the relevant Civil Defence Facilities;

(g) the Project Company shall construct the Civil Defence Facilities in accordance with the approved plans and specifications relating to them and required by the Government Authorities; and

(h) the Project Company shall ensure that adequate sites and units are made available within the Project Area for the provision of the Civil Defence Services subject to the requirements of the Final Master Plan in order to meet the needs of the Project Area and its occupiers.

(i) the Project Company will ensure that adequate Unit(s) are made available for internal security personnel to be posted by the Government. The standards of such Unit(s) with regard to number, description, rooms, facilities, area and location shall be determined by the competent authority. The selling price charged by the Project Company to the Government for such Unit(s) shall be equal to the cost of construction thereof and shall not include any cost for the Existing Land underlying such Unit(s) and the Project Company shall be exempted from paying the Land Price to the Government with respect to such Existing Land underlying such Unit(s).

6.12.2 The Government, its employees, agents, contractors or officials shall be granted access to the Civil Defence Facilities to operate, repair, service, replace, maintain, upgrade or improve the Civil Defence Facilities, which shall be at the Government's cost and to carry the same out (as the case may be) without prejudicing the safety of the Project Area and its occupiers.

6.12.3 The Government and its representatives shall have the right at all reasonable times to inspect the construction work of the Civil Defence Facilities. The Project Company shall provide, or cause to be provided, access and sufficient, safe and proper facilities for such inspections. Neither such inspection nor the failure to make such inspection or to discover any deficiencies shall prejudice in any manner the rights of the Government under this Development Agreement.

6.12.4 The Project Company shall not own the Civil Defence Facilities irrespective of whether it has created or constructed the same pursuant to the Development Agreement. All Civil Defence Facilities shall be sold to the Government by the Project Company at a selling price which is equal to the cost of construction thereof and shall not include any cost for the Existing Land underlying such Civil Defence Facilities. Upon completion of the Civil Defence Facilities, the Project Company shall, at the Government's expense, transfer to the Government the freehold title to the land upon which the relevant Civil Defence Facilities rest and the Project Company shall be exempted from paying the Land Price to the Government with respect to such Existing Land underlying such Civil Defence Facilities.

6.12.5 The Project Company shall have no liability to any person in relation to the existence, use, operation, repair, servicing, replacement, maintenance, upgrading or improvement of the Civil Defence Facilities or of any other facilities retained by the Government within or with respect to the Project Area.

6.12.6 The Government shall have no liability to the Project Company or to any Third Party, or third party in relation to the existence, use or operation of the Civil Defence Facilities or of any other facilities retained by the Government within or with respect to the Project Area save as shall be provided by Law.

6.12.7 The Project Company shall not (i) pledge or otherwise create an Encumbrance on the Civil Defence Facilities in connection with any Financial Agreements or Lenders requirements or (ii) permit the Civil Defence Facilities to be the subject of any Security Interest granted by any party except the Government.

6.13 Initial Business Plan

6.13.1 The initial business plan supplied by the Project Company attached in SCHEDULE 19 shall set out the basis of the financial viability for the Development of the Project.

6.13.2 In the event of any change or variation of the business model on which the initial business plan was formulated or which change or variation would materially affect the implementation of the Time Schedule set forth in SCHEDULE 7 with regard to the overall Development of the Project, then within thirty (30) Business Days of such change or variation, the Project Company shall comply with the provisions of Clause 7.1.3 and Clause 23.

6.14 Management and operation of the Project

6.14.1 The Project Company and, where relevant, its appointed agents shall carry out the Development, Project Tasks and all the services relating to the Project (other than Civil Defence Services or such other services specifically identified in this Development Agreement as not dischargeable by the Project Company).

6.14.2 All hotel or specialist tourism or recreational operators engaged by the Project Company for the Minimum Build Obligations shall be qualified, internationally experienced, reputable, credit worthy with a strong brand name and marketing skills and the Project Company shall provide to the Government the name, corporate identity, financial standing, experience and qualifications and a list with details of all the hotels or specialist tourism attractions that the proposed operator has undertaken.

6.14.3 The appointment of any agents shall not relieve the Project Company of any liability, obligation or responsibility arising under this Development Agreement.

7. REPORTS AND MEETINGS

The Parties shall exercise their Best Efforts to cooperate with each other to assure that the Development of the Project is achieved in a timely manner. In this regard the Project Company hereby agrees to deliver such reports as are indicated below and the Parties agree to meet at the times and for the purposes indicated below.

7.1 Reports

7.1.1 Infrastructure and Utilities Liaison Meeting Report (IULM Report):

(a) From the Effective Date until agreement is reached with all relevant Private Sector Utility Companies, the Project Company shall submit a Monthly written report to the Government on the status of the supply of the Private Sector Public Infrastructure and Utilities. The report shall include any material change in the indicative time schedules for such supply and detail any and all impediments arising with regard to the Project which it believes are directly or indirectly the responsibility of the Private Sector Utility Companies.

(b) In the event of any delay or inaction on the part of a Private Sector Utility Company, the Project Company shall promptly inform the Government in writing of the reasons for such delay or inaction and what action is required to be taken by the Private Sector Utility Companies to overcome such delay or inaction.

7.1.2 <u>Omanisation Report</u>:

(a) Within ten (10) Days after the end of each three (3) Months period after the Effective Date, the Project Company shall provide an Omanisation Report to the Government.

(b) Within one (1) year of the Effective Date the Project Company shall provide a report, policy statement and implementation documents to the Government indicating how the program for Community Support is planned to achieve its objectives.

7.1.3 <u>MBO Report</u>:

Within ten (10) Days after the end of each three (3) Month period after the Effective Date and until the MBO Completion Date, the Project Company shall submit a report an ("MBO Report") to the Government containing a detailed review of the progress of the MBO, the MBO Time Schedule and such MBO Report shall identify any and all impediments arising with regard to the Project, together with those which the Project Company believes are the responsibility of the Government.

7.2 <u>Meetings</u>

The Project Company shall give notice to the appropriate persons regarding the time and place of any meeting and shall include a proposed agenda for such meeting if applicable. The Project Company shall keep written minutes of all meetings and shall deliver copies thereof to the persons attending such meetings.

7.2.1 <u>Infrastructure and Utilities Liaison Meeting (IULM)</u>:

(a) Until the Substantial Completion of all Private Sector Public Infrastructure and Utilities, Government Infrastructure and Project Company Infrastructure and Utilities, the Project Company shall, unless agreed by the Parties otherwise, arrange a liaison meeting with the relevant Government Authorities and Private Sector Utility Companies at least once every three (3) Months beginning ninety (90) Days after the Effective Date to review the IULM Reports, the overall progress of the Private Sector Public Infrastructure and Utilities, Government Infrastructure and Project Company Infrastructure and Utilities and the current indicative time schedules and completion dates for the Private Sector Public Infrastructure and Utilities, Government Infrastructure and Project Company Infrastructure and Utilities.

7.2.2 <u>Approval Meetings</u>:

(a) The Parties shall hold Approval Meetings from time to time as may be required or agreed by them or within five (5) Days after a notice is given by one Party to the other Party requesting such an Approval Meeting.

(b) With respect to the matters discussed at such Approval Meeting, the Government shall, in its sole discretion, take such action it considers appropriate to:

(i)   grant any Approval Waiver, or

(ii)   eliminate any impediment to the granting of its Approval, and

(iii)   ameliorate any negative effect on the Project Company of any impediment.

7.2.3 <u>Plot Plan Meetings</u>:

To effect the registration of Freehold Title to Plots and Units and to allow the Project Company to enjoy its rights to enter into Sales Agreements, the Parties hereby agree to meet within two (2) years after the Effective Date, but, not before the Project Company has complied with sub-clauses (a), (b) and (c) of Clause 6.7.1 (a "Plot Plan Meeting") and agree on the following:

(a) the precise form, format and content of a typical Plot Plan, and

(b) all other procedures and documentation required to ensure the timely procurement by the Government of all required tasks, signing of documents and the like by the relevant Government Authorities as are necessary to effect the timely issuance by the Ministry of Housing of krookis and mulkiyas for each Plot or Unit, and

(c) all other procedures and documentation required to ensure the timely procurement:

(i)   by the Project Company of payment of the relevant Registration Fee upon any Freehold Title transfer, and

(ii)   by the Government of all required tasks, signing of documents and the like by the relevant Government Authorities necessary to effect any Freehold Title transfer.

The Parties shall hold Plot Plan Meetings from time to time as may be required or agreed by them.

7.2.4 <u>Omanisation Meetings</u>:

The Project Company and the Government shall meet at the end of each six (6) Month period after the Approval date of the Omanisation Plan, or at such other time as the Parties may mutually agree, to discuss the Omanisation Plan, the Omanisation Reports and the levels of Omani employment and training outlined therein, and:

(a) ways in which the Project Company can increase such levels, and

(b) any difficulties the Project Company may be facing in achieving such levels, and

(c) appropriate revisions to the Omanisation Plan.

7.3 <u>Confidentiality</u>

The Parties acknowledge and agree that the reports mentioned in Clause 7.1 and any other reports given to the Government by the Project Company pursuant to this Agreement (collectively, the "Reports") and the discussions at the meetings and any written minutes of such meetings mentioned in Clause 7.2 and any discussions or minutes of any other meetings between the Government and Project Company pursuant to this Agreement (collectively the "Meetings") together with all information or materials supplied or made available in connection with any Report or Meeting, are all proprietary confidential information of the Project Company ("Confidential Information") and the disclosure to any Third Party of any Confidential Information could have a material adverse effect on the Project Company and is strictly prohibited by this Agreement. The Government shall treat as confidential and shall not disclose to any Person any Confidential Information without the prior written consent of the Project Company except as may be required by Law, judicial decision or Government regulation or to comply with any such Law, judicial decision or Government regulation. No Third Party shall be given Confidential Information by the Government unless it has entered into a written confidentiality agreement with the Project Company with respect to such Confidential Information. This provision shall not apply to any information which is freely available to the public and in the public domain. The Government covenants and agrees with the Project Company that any employee or consultant of the Government disclosing any Confidential Information shall be thereafter prevented and forbidden from receiving any further Confidential Information.

8. <u>ENFORCEMENT AGAINST THIRD PARTIES</u>

8.1 Subject to the rights granted to the Project Company pursuant to Clause 5, and the limitations imposed by Clause 6.7, in respect of any dealings or transfers with and/or to (as the case may be) Third Parties regarding (as the case may be) a Unit or Plot, Unimproved Land, a Building or any land within the Project Area, such dealings shall not take place unless the Project Company imposes upon the counterparty in such dealings an obligation to act at all times in accordance with the Standards, the Final Master Plan, Development Control Plan, Minimum Build Obligations and the Milestone Dates as set out in SCHEDULES 4, 13 and 6 respectively.

8.2 No transfer of any Usufruct Rights to Plots and Plots of Unimproved Land for the benefit of a Third Party Developer shall take place until the conditions stipulated in Clause 6.7 have been satisfied and unless prior to such transfer and at the expense of the Project Company:

(a) such Third Party Developer has been approved in accordance with Clause 5.4;

(b)   such Third Party Developer enters into an Accession Agreement in relation to the land so transferred; and

(c)   the Project Company provides an irrevocable and unconditional guarantee of such Third Party Developer's obligations under the Accession Agreement in form and substance satisfactory to the Government.

In accordance with the Accession Agreement with the Project Company, the Third Party Developer shall undertake the Project Company's obligations in respect of the Development of that Plot arising under this Development Agreement to the extent that such Project Company obligations have not been satisfied as at the date of such transfer by the Project Company.

CHAPTER V

GOVERNMENT RESPONSIBILITIES AND PRIVATE SECTOR PUBLIC

INFRASTRUCTURE AND UTILITIES

9. GENERAL RESPONSIBILITIES OF THE GOVERNMENT

9.1 Government Infrastructure

9.1.1 The Government, at its expense, shall make available or cause to be made available to the Project Area the Government Infrastructure in the locations, form, quantity, specification and quality and listed or described in the Government Infrastructure Plan.

9.1.2 The Government shall promptly and at its own expense, maintain or cause to be maintained the Government Infrastructure as may be required from time to time, it being acknowledged that the Government may also charge from time to time for connection, consumption and other charges in accordance with the Law.

9.1.3 The Project Company shall at its own expense be responsible for facilitating the provision, maintenance and upkeep of all navigational aids that are required for the navigation of any vessels into, out of and within the Project Area in accordance with the Law by the current national concessionaire known as the "Arabian Maritime and Navigation Aids Services LLC." ("AMNAS"). AMNAS or any successor appointed by the Government, as the case may be, may agree to provide services to the Project Company by mutual agreement from time to time. For the avoidance of doubt, the Government shall continue its rights under the Law to levy and collect applicable fees from boat owners and users.

9.1.4 The Government shall allow the Project Company and any Contractors, Third Party Developers, Third Party Purchasers, Third Party Users or Third Parties, if authorized by the Project Company, to use the Government Infrastructure to enable it to perform the Minimum Build Obligations and all other obligations it must comply with under this Development Agreement without the Government charging a connection fee but subject to the user paying customary charges as are in effect from time to time for the services supplied.

9.2 Private Sector Public Infrastructure and Utilities

9.2.1 The Project Company shall enter into contracts with the appropriate Private Sector Utility Companies to make available to the Project Area the Private Sector Public Infrastructure and Utilities and, subject to Clause 9.2.3, shall pay any applicable fees and charges for consumption and services. For the avoidance of doubt, the Project Company shall not bear any costs related to the provision of the Private Sector Public Infrastructure and Utilities up to the designated entry point of the boundary of the Project Area (as shown in the Final Master Plan). It is furthermore understood that the responsibility for distributing, operating and maintaining the Private Sector Public Infrastructure and Utilities inside the Project Area remains the sole responsibility of the Project Company.

9.2.2 Without prejudice to Clause 9.2.1, the Project Company shall rely upon the Private Sector Utility Companies to promptly, and at such companies' own cost, maintain or cause to be maintained the Private Sector Public Infrastructure and Utilities outside the boundary of the Project Area as may be required from time to time in accordance with this Development Agreement and the Law.

9.2.3 The Project Company shall rely upon the Private Sector Utility Companies to allow the Project Company and any Contractors or Third Parties to use the Private Sector Public Infrastructure and Utilities to enable it to perform the Minimum Build Obligations, Project Tasks and its other obligations under this Development Agreement without the Private Sector Utility Companies paying of access fee to or charging an access fee to the Project Company or to such Contractors or Third Parties but subject to the final user paying a customary connection, service, consumption, and other charges as are in effect from time to time for the services supplied.

9.2.4 In the event that the development of the Project Area exceeds the assumptions set out in SCHEDULE 17A and 17B and as contained in the Final Master Plan, which extra development creates additional demand unable to be supplied from the Private Sector Public Infrastructure and Utilities constructed as required by this Clause 9.2, the Private Sector Utility Companies shall, at the request of the Project Company and at the cost of the Project Company, carry out all works located outside the Project Area as are necessary to expand the Private Sector Public Infrastructure and Utilities in so far as this is necessary to satisfy the additional demand from within the Project Area.

9.2.5 The Government undertakes that the Private Sector Utility Companies shall comply with the applicable Law and shall not unlawfully discriminate against or favour the Project Company or provide terms, or charges that are more or less favourable than those granted to other Integrated Tourism Complexes located within the Governorate of Muscat.

9.2.6 The Project Company shall use its best endeavours to enter into contracts for the supply of the Private Sector Public Infrastructure and Utilities by a date not later than one hundred and twenty (120) Days after the Effective Date. In the event of any delays or inaction on the part of a Private Sector Utility Company, then the Project Company shall promptly inform the Government in writing of the reasons for the delay or inaction and what action is necessary to be taken by the Private Sector Utility Company to overcome the problem. In the event that the Project Company and the appropriate Private Sector Utility Company have not reached agreement under Clauses 9.2.1 through 9.2.5, on or before one hundred and eighty (180) Days after the Effective Date, the Government shall assume full responsibility for the provision of the required Private Sector Public Infrastructure and Utilities at its own cost. In the event that Government fails to procure such supply at its own cost in accordance with the timetable agreed in accordance with SCHEDULE 17, such may be considered by the Project Company as a Government Event of Default but the Government shall continue to be obliged to provide such supply. Provided that if the Government provides the Private Sector Public Infrastructure and Utilities pursuant to this Clause 9.2.6, then the Government shall assume all the rights and obligations of the Private Sector Utility Companies under this Development Agreement.

9.3 Exercise of Project Company Rights

9.3.1 The Government shall carry out its obligations as are required by this Development Agreement so as to enable the Project Company to exercise the rights granted to it pursuant this Development Agreement, including upon a Duly Completed application being made by the Project Company, granting to the Project Company all such Approvals and Project Company Licences and Permits as are required with respect to the Project Area for carrying out its obligations and enjoying its rights under this Development Agreement; and

9.3.2 The Government has designated the Project as an Integrated Tourism Complex, a copy of which is attached hereto as SCHEDULE 3 pursuant to Royal Decree No. 12/2006; and

9.3.3 The Government Approved Initial Master Plan in SCHEDULE 4 shall constitute the development vision to be observed by the Project Company for the implementation of the Project; and

9.3.4 The Development Control Plan which is to be created pursuant to the provisions of the DCPF and SCHEDULE 13, together with the Final Master Plan shall constitute the principles and guidelines to be observed by the Project Company for the implementation of the Project.

9.4 Foreign Currency

The Government, for a period of up to the earlier of ten (10) years from the Effective Date and the MBO Completion Date, hereby guarantees within Oman, subject to the Law (including Central Bank of Oman directives), the availability of Foreign Currency for purchase by the Project Company, for use in the Project to service debt and project finance, and the Government shall not take any action during such period which may directly or indirectly impede or restrict the Project Company from (i) purchasing any Foreign Currency in the open market, (ü) transferring abroad any foreign currency; (iii) maintaining foreign currency bank accounts in the Sultanate of Oman. In the event that any action is taken by the Government in breach of these guarantees, then the Government shall reimburse the Project Company for all actual direct financial loss, damage and expenses incurred by the Project Company (including interest payable).

9.5 Other Government Services

9.5.1 The Government shall by itself or by some other persons licensed by it:

 (a) provide Civil Defence Services within and for the benefit of the Project Area; and

 (b) deploy, operate and maintain the Civil Defence Services as it deems appropriate.

9.5.2 Notwithstanding Clause 9.5.1, the Government may in its complete and absolute discretion at any time in the future impose a direct levy upon the Project Company for the Civil Defence Services and other similar services, provided that the Government shall impose such levies in a non-discriminatory manner on other ITCs. The Project Company may pass on the actual cost of the levy to the Third Parties and other third parties by way of the annual service and maintenance charges payable to the Project Company.

9.6 Reclaimed Land, and Land Title

9.6.1 Subject always to Clause 9.6.4 below upon the formation of dry land for the Reclaimed Land, the Government shall after receiving proper notification from the Project Company that the works necessary for the creation of such Reclaimed Land, including an Environmental Impact Assessment, the survey thereof, together with a certificate from a professional engineering firm licensed to practice in the Sultanate of Oman that the compacted land is fit for the purpose of construction, have been duly completed in accordance with the DCP and Law (such notice to be given not earlier than the point in time when the Reclaimed Land is created), grant a Usufruct right for the remainder of the Usufruct Term to such land to the Project Company on the terms as set out herein and upon request from the Project Company or do all such things as are necessary so as to transfer and register the necessary Freehold Title thereto in the name of the Project Company (or directly to a third party if so requested by the Project Company) in a timely manner.

9.6.2 The payment of the Usufruct Fee and Registration Fee shall be applicable in respect of Reclaimed Land for which Usufruct Rights are granted.

9.6.3 Should the Project Company require Freehold Title to or to pass transfer thereof to Third Parties, the Reclaimed Land or any portion thereof, the Project Company shall pay to the Government the Land Price.

9.6.4 Within forty-five (45) Days after receipt by the Government of the notice specified in Clause 9.6.1, the freehold title to the Reclaimed Land shall be registered in the name of the Ministry of Tourism, and the Government and the Project Company shall enter into a written amendment to this Development Agreement and the Usufruct Agreement (the "Amendment"). The Amendment shall grant a usufruct to the Project Company over all Reclaimed Land for the remainder of the Usufruct Term and such usufruct shall, except for its date of grant, be identical to that usufruct which the Project Company has over the Existing Land pursuant to the Usufruct Agreement. The term "Usufruct Rights" shall thereafter mean all the rights with respect to the Existing Land and the Reclaimed Land granted to the Project Company pursuant to the Usufruct Agreement, the Amendment and this Development Agreement.

9.6.5   The Project Company shall not proceed with any land reclamation without the prior written approval of the Ministry of Tourism. Such an approval shall be given only after the Project Company has submitted an application for land reclamation supported by adequate documents which shall include, but not be limited to, the following:

1. Detailed objectives and justifications for the required land reclamation,

2. Detailed maps showing the present land area, and the area and limits of the required land reclamation,

3. Environmental studies and analyses of the reclamation activities including an "Environmental Impact Assessment" report documenting all studies and analyses and providing mitigating measures of potential impacts,

4. The approval of the Ministry of Environment of the above mentioned "Environmental Impact Assessment" report.

9.6.6   Completed land reclamation works, and the total reclaimed land, shall be surveyed and certified, by a registered specialized engineering firm, to have been carried out to the highest engineering standards and satisfy all safety codes. The results of the survey and the engineering certificate must be approved by the Ministry of Housing. The Ministry of Housing must issue a new krooki of the land showing the new land added by land reclamation and the boundaries of the new site.

10. LAND REGISTRATION OF TITLE TO PLOTS/ UNITS

10.1 It is agreed by the Parties that, notwithstanding the Usufruct Rights, the Project Company shall, subject to SCHEDULE 4 and Clause 6, be permitted to sell Units located on the Existing Land pursuant to the Sales Agreement in accordance with the Law, and that the Project Company shall procure the transfer of the Freehold Title to any part of the Existing Land, Plots or Units, upon the payment of the Land Price and the Registration Fee, to the Ministry of Housing by the Project Company or by a Third Party Purchaser for residence or investment purposes in accordance with the Freehold Acquisition Plan contained in SCHEDULE 14.

10.2 Subject to Clause 6.7, (First Property Transfers), the Government shall, subject to the Law and upon a Duly Completed application being made by the Project Company, do all such things as are necessary so as to procure that where required by the Project Company, the Project Area is subdivided into separate identifiable Plots and Units with separate registered legal Freehold Title in respect of each such Plot and Unit in the name of, as the case may be, the Project Company, or a Third Party Purchaser and in accordance with the Final Master Plan.

10.3 The Parties shall do all such things as are required so as to ensure that the subdivision and issuance of relevant title registration documentation for Plots in the name of, as the case may be, the Project Company or a Third Party Purchaser (where applicable and required by the Project Company) shall take place such that the ability of the Project Company to satisfy its obligations, including its obligations with respect to Third Party Purchasers, shall not be adversely affected in any way.

10.4 The Government shall, subject to the Law and upon a Duly Completed application being made, do all such things as are necessary so as to enable the Project Company to sell, lease or otherwise dispose of and have dealings in respect of Plots, Buildings and Units and in particular:

(a)   to have the transfer of any Freehold Title in respect of any Plot or Units for residence or investment purposes which might be necessary, registered with the Ministry of Housing;

(b)   to register any leases or other similar documentation with the relevant Government Authority; and

(c)   in respect of any Plots, Buildings or Units that are to be sold to a Third Party Purchaser or Third Party Developer who is a non-Omani natural or juristic person pursuant to Royal Decree No.12/2006 and as amended by Royal Decree No. 65/2007, to ensure that (where applicable) the permissions, approvals and licences that may be required at that time to enable such foreign entity to purchase a Plot, Building or Unit and any other rights which it is entitled to pursuant to Royal Decree No.12/2006 and as amended by Royal Decree No. 65/2007 shall be confirmed as soon as practicable;

(d) in respect of any Plots, Buildings or Units that are sold to Third Party Purchaser or Third Party Developer for residential or investment purposes, to ensure that residence visas are issued to such Third Party Purchaser or Third Party Developer, in accordance with the provisions of MD 191/2007.

10.5 Upon the Sea Bed becoming Reclaimed Land in accordance with Clause 9.6 the Parties shall comply with the requirements for the grant of Freehold Title to the Reclaimed Land and the payment of the Registration Fee and Land Price, subject to Clause 10.2 and pursuant to Schedule 14 hereof.

CHAPTER VI

CONSTRUCTION OBLIGATIONS AND LICENCES

11. MASTER PLAN AND DEVELOPMENT CONTROL PLAN

11.1 The Parties agree on the Execution Date, that the Initial Master Plan attached as SCHEDULE 4 and the Development Control Plan to be submitted and Approved pursuant to the terms and conditions of the DCPF and SCHEDULE 13 are collectively the "Plans" and, subject to the provisions of the DCPF, such Plans will be the preliminary principles and guidelines to be subject to Clause 11.2, observed by the Project Company for the implementation of the Project.

11.2 After the Execution Date, the Development Control Plan as proposed by the Project Company and Approved by the concerned authorities shall be issued by Ministerial Decision.

11.3 After the Effective Date, the Plans will be reviewed, elaborated and revised by the Project Company pursuant to the process outlined in the DCPF in order to create the DCP and the Approved Final Master Plan and (subject to Clause 11.4) any variation thereto shall be submitted to the Government for its Approval, which Approval shall not be unreasonably withheld.

11.4 Any variation to the Plans or Final Master Plan which affects the form and substance of the Minimum Build Obligations herein agreed by the Government (a "Material Change") shall be subject to the written Approval of the Government.

11.5 The Project Company shall submit all proposed changes to the Plans, Final Master Plan or the DCP to the Government and the Parties shall in good faith discuss them and have agreed upon them within sixty (60) Days of their receipt by the Government, save that the Government is under no obligation to agree a Material Change. In the event that agreement as referred to above is not reached within the time specified, provided that the change does not constitute a Material Change, the matter shall be resolved as a dispute pursuant to Clause 28.2.

11.6 Upon the changes being agreed in accordance with Clauses 11.4 and 11.5, the Final Master Plan and Development Control Plan shall be amended by the Project Company accordingly and the so amended Final Master Plan and Development Control Plan, after being issued by a Ministerial Decision of Amendment, shall replace and substitute the originals.

12. MBO DAMAGES FOR DELAY

12.1 The Government has entered into this Development Agreement for the principal purposes of obtaining the Minimum Build Obligations for the benefit of the tourism industry and the creation of employment for Omanis. In consideration of the objectives of the Government as stated herein, if the Project Company fails to achieve the MBO Completion Date, as such date may be extended under this Development Agreement, the Project Company shall pay to the Government MBO Damages for Delay to a maximum of (Rials Omani Thirty Thousand) (RO 30,000) per week of delay. Notwithstanding, such payment of MBO Damages for Delay is without prejudice to any other legal remedy that the Government may legally be entitled to under Clause 21.1.6.

For the avoidance of doubt, the MBO Damages for Delay shall be calculated by discounting the value of the uncompleted MBO against the value of the completed MBOs. Accordingly, if fifty per cent (50%) of the MBOs have been completed then the MBO Damages for Delay shall be fifty per cent (50%) of Rials Omani thirty thousand (RO 30,000) per week of delay.

12.2 Should the number of such weeks of delay exceed fifty-two (52) weeks, the Government, may either (i) terminate this Development Agreement in accordance with Clause 21.1 without prejudice to any other rights the Government may have under this Development Agreement or (ii) continue to collect the MBO Damages for Delay specified in Clause 12.1 and the Project Company shall continue to perform its obligations hereunder and the Project Company shall not be liable for any other damages under this Clause; provided, that in the event the Government elects to proceed under sub-clause (ii) of this Clause 12.2, then the Government shall have the right to cancel this Development Agreement upon thirty (30) Days written notice to the Project Company without prejudice to any other rights the Government may have under this Development Agreement, less the amount of MBO Damages for Delay actually received by the Government pursuant to this Clause 12.

12.3 Payment of the MBO Damages for Delay shall not:

12.3.1 relieve the Project Company from its obligation to complete the Minimum Build Obligations, or from any other duties, obligations, responsibilities or liabilities which it may have under this Development Agreement; and

12.3.2 prejudice any of the other rights and remedies of the Government, whether hereunder or otherwise.

13. PROJECT COMPANY LICENCES AND PERMITS

13.1 Subject to the Government obligations in respect of the Project Company Licenses and Permits, the Project Company shall, at its cost and expense, obtain and maintain in effect the Project Company Licences and Permits.

13.2 The Parties shall agree to the procedures so as to ensure that the Project Company shall submit timely and Duly Completed applications for the Project Company Licences and Permits. The Project Company shall ensure that such applications are always Duly Completed upon submission.

13.3 Upon a Duly Completed application being made, the Government shall, subject to the Law, do all such things as are necessary to ensure that the Project Company Licences and Permits are granted so as to enable the Project Company to comply with all of its obligations under this Development Agreement, in particular the Project Tasks.

13.4 With regard to the Project Company Licences and Permits which relate to the operation of the tourism components of the Project (e.g. hotels, restaurants, musical and other entertainment and bars selling alcohol), the Project Company acknowledges that the issuance and conditions relating to all such Project Company Licences and Permits shall take into account the customs and practices of the Omani society, issues of public policy and the Law. The Project Company shall make itself aware of all the customs and practices of the Omani society, issues of public policy and the Law relating to the tourist components when designing these tourist components and shall specifically address such matters in the Final Master Plan.

13.5 In the event that the Project Company is delayed in obtaining, or cannot obtain or maintain one or more of the Project Company Licences and Permits within sixty (60) Business Days of a Duly Completed application being submitted due to an act or omission of the Government, then the Project Company shall promptly notify the Government in writing to that effect. The Government shall then within thirty (30) Business Days from receipt of such notice investigate the matter and either clarify why in accordance with the Law such Project Company Licences and Permits was not issued or renewed or remedy the act or omission complained of or procure that the requirement for such regarding the Project Company Licence and Permit is either waived or granted in such a way as to allow the Project Company to proceed as if it had been duly issued on time. If the Project Company does not accept the Government's reason for not issuing the Project Company Licences and Permits or the act or omission continues un-remedied, then the Project Company, provided that the absence of the Project License or Permit has a Material Adverse Effect on the Project and the ability of the Project Company to satisfy its obligations under this Development Agreement, may then further notify the Government in writing that if after the expiry of an additional ten (10) Business Day period, the applicable Project Company Licence and Permit has not been issued, the Project Company shall consider the act or omission to be Government Event of Default under Clause 20.2(a); it being understood that if the Government disagrees that the act or omission constitutes a Government Event of Default under Clause 20.2(a), then such disagreement shall constitute a Dispute subject to the provisions of Clause 28.

13.6 The provisions of Clause 13.5 shall endure for the Term set out in Clause 3.1 and thereafter the Project Company shall be entitled to any and all remedies that are allowed under the Law.

CHAPTER VII

REPRESENTATIONS, WARRANTIES, INDEMNITY AND INSURANCE

14. REPRESENTATIONS, WARRANTIES & COVENANTS OF THE PARTIES

14.1 The Project Company represents, warrants and covenants that:

14.1.1 the Project Company is an Omani limited liability company, duly incorporated and validly existing under the Law with all requisite corporate power and authority to enter into, and carry on, the business and activities contemplated in this Development Agreement and within one year after the Execution Date, the Project Company will transform its corporate status (the "Transformation") from an Omani limited liability company (LLC) to an Omani closed joint stock company (SAOC);

14.1.2 upon the Effective Date, the execution and delivery of this Development Agreement and the performance of the Project Company's obligations hereunder will have been duly authorised and all necessary actions to consummate the transactions and actions contemplated hereunder will have been taken; and

14.1.3 the Project Company and/or its Affiliates are fully qualified, experienced and have the necessary office support, human resources and financial support to perform all the responsibilities stated in this Development Agreement.

14.2 The Government represents, warrants and covenants that:

14.2.1 it has all requisite power and authority to enter into this Development Agreement and to comply with and perform in accordance with its terms;

14.2.2 it holds Freehold Title to the Existing Land, that the Government will transfer and the Project Company and Third Party Developers may acquire and hold Usufruct and Freehold Title to any parts of the Existing Land subject to the provisions of this Development Agreement and the Law and the Government will grant Usufruct Rights and/ or Freehold Title to the Reclaimed Land upon notification of its satisfactory reclamation;

14.2.3 upon Ratification, the execution and delivery of this Development Agreement, the Usufruct Agreement and the performance of the Government's obligations thereunder shall have been duly authorised by the Government in accordance with the Law, and all necessary actions to consummate the transactions and actions contemplated hereunder shall have been taken.

15. INDEMNIFICATION

15.1 The Government shall be liable for and shall indemnify the Project Company from and against any loss, cost, claim, liability or expense (collectively the "Expenses") arising out of any material breach of this Development Agreement or in respect of any Contaminants or environmental damage for which the Government is responsible in cases other than by Event of Force Majeure (whether to the land, the water or the marine environment) which relates to the Project Area and which:

(a)   has existed in relation to activities carried out in respect of the Project Area prior to the Effective Date; or

(b)   relate to the operation of Government owned assets within the Project Area; provided, however, that the relevant environmental or other damage did not occur as a result of any negligence or wilful misconduct on the part of the Project Company or any of its agents, employees or servants; or

(c)   relate to Expenses arising from Customary Rights, but, which are not Customary Rights identified in the Social Impact Assessment as referred to in Clause 5.3.

15.2 The Project Company shall be liable for and shall fully indemnify the Government from and against Expenses which relate to:

15.2.1 non-Governmental activities carried out in the Project Area during the Term;

15.2.2 Customary Rights identified in the Social Impact Assessment referred to in Clause 5.3.

15.2.3 any breach of its obligations under this Development Agreement.

15.3 The Government shall be liable for and shall indemnify the Project Company from and against any losses, cost, claim, liability or Expense (the "Liabilities") in respect of:

(a)   any existing Third Party rights affecting the Existing Land, save for those rights identified under this Development Agreement, or any claim in respect thereof;

(b)   any claim in respect of any action taken, undertaken or performed by the Project Company pursuant to an Approval Waiver ("Waived Action") where such claim is based upon any person claiming that such Waived Action was not Approved by the Government for the full amount of Liabilities.

15.4 In the event that any portion of the Project Area reverts to the Government as provided in this Agreement as a result of a Project Company Event of Default, the Project Company shall be liable for and shall indemnify the Government from and against any Expenses which result from activities carried out within the Project Area after the Effective Date and prior to the date of reversion for the full amount of such Expenses.

15.5 Each Party shall, subject to Clause 15.7 below, indemnify, hold harmless and release from any Expenses the other Party, their employees, agents and contractors, for loss resulting from any breach of this Development Agreement, or any gross negligence or wilful default or omission from and against all liabilities for:

(a)   death or personal injury;

(b)   loss of or damage to property;

(c)   breach of any laws; and

actions, claims, demands, costs, charges and expenses (including legal expenses on an indemnity basis), which may arise out of or in consequence of the performance by a Party of its obligations pursuant to this Development Agreement.

15.6 Neither Party shall be responsible or be obliged to indemnify the other if:
15.6.1 any of Clauses 15.5(a) to 15.5(d) inclusive arises as a direct result of such Party acting on the instruction of the other; or

15.6.2 any injury, loss, damage, cost and expense is caused by the default, fraud, negligence or wilful misconduct of the Party claiming Expenses, or its officers, employees, agents or contractors of its obligations under this Development Agreement.

15.7 Each Party shall be responsible and be obliged to indemnify the other Party for any injury, loss, damage, cost and expense caused by the default, fraud, negligence or wilful misconduct of the indemnifying Party, its officers, employees, agents or contractors or by the breach of the indemnifying Party of its obligations under this Development Agreement.

15.8 Any indemnity by either of the Parties under any provision of this Clause 15 shall be without limitation to any indemnity by that Party under any other provision of this Development Agreement.

15.9 Neither Party (including its officers, employees or agents) shall in any circumstances whatsoever (including circumstances arising due to or caused by the defaults or acts or omissions causing loss to that Party) be liable to the other Party under or in connection with this Development Agreement for any indirect or Consequential Loss, or punitive or exemplary damages, or losses arising out of any contract with Third Parties.

15.10 In respect of any claim arising under any indemnity in favour of a Party contained in this Development Agreement, such Party shall:

15.10.1 as soon as reasonably possible, the Party seeking indemnification (the "Indemnitee") shall give to the other Party, in writing, notice of the claim, circumstance or matter (collectively the "Claim") against which it is seeking to be indemnified together with all details of such Claim by or known to it at the time of giving such notice; and

15.10.2 if such Claim relates to a claim by any Third Party:

(a) the Indemnitee shall not, absent the prior written consent of the other Party (which shall not be unreasonably withheld or delayed), admit liability or make any offer, promise, compromise or settlement with a Third Party in respect of such Claim; and

(b) at the request of the other Party and at such other Party's cost the Indemnitee shall, cooperate with the other Party and its insurers and attorneys, in the defence, or settlement of such Claim or in any counterclaim thereof.

(c) Each Party shall be obligated to take such reasonable actions and precautions and to institute such reasonable procedures so as to minimize, as far as reasonably practicable, the damages or losses suffered by the Parties, or either of them, with respect to any such Claim.

15.11 Notwithstanding the foregoing, the Project Company shall be deemed to have conducted a thorough and complete independent investigation of the Project Area before the Effective Date and is fully satisfied itself of the suitability of the Project Area for the Project. No claim for indemnification shall be entertained against the Government on the non-suitability of the Project Area from the Project Company or any Third Party.

15.12 In the event that the Project Company deviates, modifies or alters the natural course of any waterway within the Project Area resulting in damage or loss to any persons or properties, the Project Company shall be liable for and shall indemnify such persons suffering damage or loss to person or property due to such deviation, modification or alteration.

16. INSURANCE

16.1 The Project Company shall take out and maintain, or procure the maintenance of, any insurance as may be required by the Law in connection with the Project or the Project Company's personnel.

16.2 The Parties shall not take any action or fail to take any reasonable action, or (insofar as it is reasonably within its power) permit anything to occur in relation to it, which would entitle any insurer to refuse to pay any claim under any insurance policy in which that Party is insured, a co-insured or additional insured person.

16.3 The insurances referred to in Clauses 16.1 and 16.2 shall:

(a) subject to Clause 16.4 below, name the Government (until the MBO Completion Date) and the Project Company as co-insured with any other party maintaining the insurance;

(b) contain a clause waiving the insurer's subrogation rights against the Government and the Project Company and their respective agents, servants and employees;

(c) provide for sixty (60) Days prior written notice of their cancellation, non-renewal or amendment to be given to the Government.

16.4 The Project Company shall provide to the Government:

(a) copies on request of all insurance policies referred to in Clause 16.1 and the Government shall be entitled to inspect them during ordinary business hours; and

(b) evidence of the premiums payable under all insurance referred to in Clause 16.1 have been paid and that the insurances are in full force and effect in accordance with the requirements of this Clause 16.

16.5 If the Project Company fails to maintain or procure the maintenance of the insurances referred herein, then the Government may pay any premiums required to keep such insurance in force or itself procure such insurance and in either case recover the amounts thereof on demand from the Project Company.

16.6 The Project Company shall, within thirty (30) Days after receipt of any claim in excess of Rial Omani one hundred thousand (RO 100,000), give the Government written notification of such claim accompanied by full details of the incident giving rise to such claim. The Project Company shall provide to the Government full details of any claims made in relation to a death within the Project Area.

16.7 Neither failure to comply nor full compliance with the insurance provisions of this Development Agreement shall limit or relieve the Project Company from its liabilities and obligations under this Development Agreement.

16.8 The cost and payment of premiums in respect to insurance referred to in this Clause 16 shall be the responsibility of the Project Company.

17. FORCE MAJEURE

17.1 The Parties shall be excused from performing part or all of their obligations under this Development Agreement and shall not be liable for the imposition of any penalties or be liable for damages (except for any penalties or damages then due and owing) if, and to the extent that, they are unable to perform or are prevented from performing their respective obligations by an Event of Force Majeure, provided that the Party claiming an Event of Force Majeure shall as promptly as practicable after becoming aware of the occurrence of an Event of Force Majeure, but in no event later than thirty (30) Days thereafter, give the other Party written notice describing the particulars of the occurrence and its effect upon its performance under this Development Agreement and, to the extent known, the expected duration of the Event of Force Majeure and its effects; and provided, further, that the suspension of performance is of no greater scope and of no longer duration than that caused by the Event of Force Majeure.

17.2 Within thirty (30) Days after giving notice under Clause 17.1 above, the Party claiming an Event of Force Majeure shall prepare and deliver to the other Party an appraisal report of the effects of the Event of Force Majeure (the "Force Majeure Report"). The Force Majeure Report shall:

(a)   specify the Event of Force Majeure;

(b)   describe the damage and/or other effects resulting from the Event of Force Majeure;

(c)   provide a good faith estimate (in each case to the extent applicable in the circumstances) of:

    i.   where appropriate, the costs to restore affected part or parts of the Project Area to its or their condition immediately prior to the Event of Force Majeure and the associated costs of delay;

    ii.   the time which it will take to restore the affected part or parts of the Project Area to such condition;

    iii.   the liquidated damages and/or the insurance proceeds, if any, that may be recovered, the date or dates on which such proceeds may be recovered and the particular purposes for which such proceeds are required to be applied; and

(d)   include all relevant supporting documentation.

17.3 The Party not claiming the Event of Force Majeure shall, within thirty (30) Days of receipt of the Force Majeure Report, notify the other Party of its agreement or objection to the terms of the Force Majeure Report (the "Objection Notice").

17.4 The Party claiming an Event of Force Majeure shall have thirty (30) Days from the date of an Objection Notice to appeal the Objection Notice by notice in writing (an "Appeal Notice") to the other Party, failing which notification, the Objection Notice shall be final and binding.

17.5 Following receipt of an Appeal Notice, the Parties shall negotiate in good faith to determine the applicability of the nature and effect of the Event of Force Majeure. If the Parties cannot reach agreement within thirty (30) Days of the Appeal Notice, then either Party may refer the disagreement to arbitration in accordance with the provisions of Clause 28.

17.6 Following the occurrence of an Event of Force Majeure, the Parties shall:

(a)   make all reasonable efforts to prevent and reduce to a minimum and mitigate the effect of any delay or cost increase occasioned by any Event of Force Majeure; and

(b)   use their Best Efforts to ensure resumption of normal performance under this Development Agreement after the occurrence of any Event of Force Majeure and perform their obligations hereunder to the maximum extent practicable.

17.7 The Party claiming any Event of Force Majeure shall give written notice to the other of:

(a)   the cessation of the relevant Event of Force Majeure; and

(b)   the cessation of the effects of such Event of Force Majeure on the performance by such Party of its obligations under this Development Agreement,

as soon as practicable after becoming aware of each of such cessation but in each case within thirty (30) Days after becoming so aware.

17.8 Upon the notification of the cessation of the Event of Force Majeure, the Parties agree that a reasonable period shall be granted to the Party which invoked the Event of Force Majeure before the said Party is required to start or resume performance under this Development Agreement.

17.9 Notwithstanding the provisions of Clause 17.1, no relief shall be granted to a Party pursuant to this Clause 17 to the extent that such failure or delay is not attributable to the relevant Event of Force Majeure and would have been experienced by such Party even if the relevant Event of Force Majeure or its effects had not occurred.

17.10 If the period of Force Majeure continues for a period exceeding three hundred and sixty-five (365) Days and a Party's performance of its obligations under this Development Agreement is delayed, hindered or prevented for that three hundred and sixty-five (365) Day period and beyond, and such Party determines that the resumption of the performance of its obligations under this Development Agreement is not possible within any reasonable period of time or that the Project will be permanently impeded as a result of an Event of Force Majeure ("Prolonged Event of Force Majeure"), then such Party shall notify the other in writing of such determination and its intention to terminate this Development Agreement in whole or in part (in respect of the part affected by the Force Majeure) as a result thereof ("FM Termination Notice").

17.11 The Party receiving the FM Termination Notice shall respond to it within thirty (30) Days of such receipt (such date being deemed to be the date of the FM Termination Notice) by either agreeing or disagreeing with such notice.

17.12 If the Party receiving the FM Termination Notice agrees with it, this Development Agreement shall terminate to the extent set out in such notice effective as of the date of the FM Termination Notice and the provisions of Clause 21.1.6 and SCHEDULE 12 shall apply.

17.13 If the Party receiving the FM Termination Notice is not in agreement with it and the Parties cannot resolve such disagreement within sixty (60) Days of the date of the FM Termination Notice, then such failure to resolve this disagreement shall be a Dispute which shall be dealt with in accordance with Clause 28.

18. GOVERNMENT RISK EVENT

18.1 The Project Company shall not be responsible for any delay or failure to perform any of its obligations under this Development Agreement and shall be entitled to compensation in the event of a Government Risk Event.

18.2 The Project Company shall as soon as reasonably practicable, but not later than twenty one (21) Days, after the occurrence of the Government Risk Event provide to the Government written notice of such Government Risk Event ("GRE Notice") together with details of its direct impact upon the Project Company's costs, losses and liabilities, its rights hereunder and its ability to perform its obligations.

18.3 As soon as reasonably practicable, but not later than twenty one (21) days, following the service of such GRE Notice, the Parties shall meet and use all reasonable efforts to agree upon an appropriate adjustment to the Project Company's obligations or to agree upon a fair and reasonable compensation but which shall not include any Consequential Losses, punitive damages or exemplary damages.

18.4 In the event the Parties are unable to agree upon appropriate compensation within sixty (60) Days of the date of the GRE Notice, the Project Company may (i) elect that such disagreement be determined in accordance with the provisions of Clause 28; or (ii) serve the Government written notice of its intent to terminate this Development Agreement (a "GRE Termination Notice").

18.5 If the Government does not object to the GRE Termination Notice within thirty (30) Days of its receipt thereof, this Development Agreement shall terminate effective as of the date of the GRE Termination Notice and the Project Company shall be entitled to damages for the loss suffered by the Project Company due to Government Risk Event and such termination, the quantum of which shall be assessed in accordance with SCHEDULE 12 and the Law.

18.6 If the Government objects to the GRE Termination Notice within the thirty (30) Days period referred to in Clause 18.5 and the Parties cannot resolve such objection by agreement within sixty (60) Days of the date of the GRE Termination Notice, such matter shall be a dispute which shall be dealt with in accordance with Clause 28.

19. CHANGE OF LAW

19.1 If a Change of Law occurs, within ten (10) years of the Effective Date the Project Company may give written notice (the "Change of Law Notice") to the Government as soon as practicable of the occurrence of such Change of Law, but in any event not later than three (3) months after the Change of Law. The Project Company shall within thirty (30) Days of the Change of Law Notice provide the Government with a further written notice substantiating the Change of Law and detailing its anticipated effect on, and financial implications for the Project Company (the "Substantiating Notice"). The Substantiating Notice shall also include such remedies as the Project Company claims are appropriate in order to relieve, prevent or mitigate the effects of the Change of Law and to compensate it for the effects and financial consequences of the Change of Law. The Substantiating Notice shall explicitly state that the Government shall reply to such notice within thirty (30) Days of its receipt and the Substantiating Notice shall repeat in full the provisions of Clause 19.4 and 19.6. In addition to the Substantiating Notice, the Project Company shall provide all such further information as the Government may reasonably require to substantiate the Change of Law and support the contents of the Substantiating Notice as to its effect.

19.2 A Change of Law shall relieve the Project Company from performance of its obligations under this Development Agreement to the extent that a Change of Law directly prevents performance of a particular obligation hereunder and shall also entitle it to appropriate compensation provided that the Project Company will not be entitled to any Consequential Losses, punitive damages or exemplary damages. For the avoidance of doubt, Change of Law shall not relieve the Project Company from its obligation(s) where such obligation(s) can be performed at an additional cost and the Government has agreed to bear such cost or if the matter is referred to arbitration pursuant to Clause 28 the arbitral tribunal has decided that the Government is to bear such cost.

19.3 The Government shall within thirty (30) Days of receipt of the Substantiating Notice notify the Project Company in writing of its objection (the "Government Objection Notice") or agreement to the Substantiating Notice.

19.4 The Project Company shall have ninety (90) Days from the date of the Government Objection Notice to appeal the Government Objection Notice by notice in writing (a "PC Appeal Notice") failing which the Government Objection Notice shall be final and binding.

19.5 Following receipt of a PC Appeal Notice, the Parties shall negotiate in good faith to determine the applicability of the nature or effect of the Change of Law. If the Parties cannot reach agreement within thirty (30) Days of the PC Appeal Notice, the Project Company may refer the disagreement to be resolved in accordance with the provisions of Clause 28.

19.6 In the event that a notice from the Government is delivered to the Project Company agreeing to the Substantiating Notice pursuant to Clause 19.3 hereof, or in the event that the Government does not deliver any such notice or a Government Objection Notice in accordance with that clause, then the Project Company shall, subject to provisions of this Clause 19.6 below, receive the relief from performance of its obligations under this Development Agreement and compensation specified in the Substantiating Notice. The Project Company shall receive such relief and compensation in accordance with the following provisions:

(a)   with the Substantiating Notice, the Project Company shall have given full details of the relief and the compensation sought:

(b)   the Project Company must demonstrate that the Change of Law was or shall be the direct cause of the partial or full inability to perform its obligations hereunder and the subject of the relief and compensation sought by it; and

(c)   subject to Clause 19.6 (d) below, the Parties shall use their best endeavours to agree an appropriate relief and/or compensation within sixty (60) Days of the conclusion of the thirty (30) Day period referred to in Clause 19.5 and failing such agreement the matter shall be a dispute which shall be dealt with in accordance with Clause 28.

(d)   should the Change of Law result in the Project Company full inability to proceed with or perform the Project Tasks, the Project Company shall be entitled to terminate this Development Agreement by delivering to the Government a Change of Law Termination Notice, in which instance the compensation provisions set out in SCHEDULE 12 will apply, provided that should the Government dispute the Project Company's entitlement to terminate this Development Agreement, which should be included in the Government's Notice as referred to in Clause 19.3 above, such dispute shall be resolved in accordance with Clause 28.

19.7 It is acknowledged and agreed by the Project Company that it assumes full commercial market risk and that the concept of the Change of Law does not encompass or protect against commercial market risk.

19.8 Without prejudice to the foregoing the following shall not be considered to be a Change of Law:

(a)   increase in the duty payable on alcohol or special tax on alcohol;

(b)   changes in laws of general application to persons and businesses which are resident or doing business in Oman;

(c)   company tax rates increased;

(d)   increase in the Tourism tax or the Municipal tax;

(e)   limitation on discounts from published tariffs of hotel rooms;

(f)   introduction of personal income tax;

(g)   introduction of charges for property owners, tenants, residences or businesses for public services;

(h)   increase in charges or introduction of new categories of charges for sales and transfers of property, mortgages, registration, authentication, certification, and leasing properties;

(i)   changes in health, safety, environmental, criminal and public policy laws;

(j)   changes in laws which are not specifically discriminatory against the Project or the Project Company;

(k)   changes in labour law, charges and percentages for Omanisation;

(l)   changes in customs duties for importation of goods;

(m)   changes in the cost of gas, petrol, diesel;

(n)   changes in electricity and water charges;

(o)   changes in vehicle registration tax and other transportation taxes; and

(p)   changes in visa fees, airport departure, arrivals, taxes and charges.

<u>CHAPTER VIII</u>

<u>EVENTS OF DEFAULT AND TERMINATION</u>

20. <u>EVENTS OF DEFAULT</u>

20.1 The following shall constitute a Project Company Event of Default:

(a)   any material breach by the Project Company of any material term or condition of this Development Agreement, including without limitation, the breach of any representation or warranty made in this Development Agreement which has a Material Adverse Effect on the ability of the Project Company to perform the Project Tasks;

(b)   any material breach by the Project Company of its obligations under this Development Agreement;

(c)   any material breach by the Project Company of its obligations to perform the Minimum Build Obligations;

(d)   any gross negligence, misrepresentation or wilful misconduct by the Project Company which has had or is likely to have a material adverse effect on the Project;

(e)   any assignment of rights by the Project Company in violation of this Development Agreement;

(f)   Abandonment of the Project at any time;

(g)   a resolution is passed or court order issued to wind up or liquidate the Project Company whether voluntarily or compulsorily;

(h)   a material breach under the Usufruct Agreement; and

(i)   any material breach by a Third Party Developer of the Accession Agreement which has not been remedied by the Project Company.

20.2 The following shall constitute Government Events of Default:

(a)   any Project Company Licence and Permit not being issued in accordance with Clause 13 and which has a Material Adverse Effect on the Project and the ability of the Project Company to satisfy its obligations under this Development Agreement;

(b)   any Project Company Licence and Permit ceasing to remain in full force and effect, upon a Duly Completed application being made by the Project Company, not being renewed in accordance with Clause 13 and which has a material adverse effect on the Project and the ability of the Project Company to satisfy its obligations under this Development Agreement;

(c)   a material breach by the Government of any material term or condition of this Development Agreement which has a Material Adverse Effect on the Project and the ability of the Project Company to satisfy its obligations under this Development Agreement;

(d)   any assignment of rights by the Government in violation of this Development Agreement;

(e)   a failure by the Government to satisfy, within a reasonable time, its obligations with respect to the Government Infrastructure pursuant to this Development Agreement and which cannot be compensated by the payment of damages.

21.   TERMINATION AND CONSEQUENCES

21.1 Termination by the Government

21.1.1 The Government may terminate this Development Agreement if:

(a) a Project Company Event of Default has occurred in respect of Clause 20.1(c), (f), (g) or a material breach of any of its obligations which cannot be adequately recompensed by the payment of compensation; and

(b) the Government first follows the procedure set out in this Clause 21.1.

21.1.2 If the Government wishes to terminate this Development Agreement pursuant to Clause 21.1.1, it shall first serve notice (a "Project Company Event of Default Notice") on the Project Company, stating:

(a) details regarding the Project Company Event of Default being complained of;

(b) the steps which the Government reasonably considers are necessary to remedy the Project Company Event of Default; and

(c) the Government's intention to serve notice terminating this Development Agreement (a "Government Termination Notice").

If the Project Company Event of Default referred to in a Project Company Event of Default Notice has not been remedied or commenced to be remedied after sixty (60) days from the service of the Project Company Event of Default Notice, then the Government may terminate this Development Agreement by serving a Government Termination Notice on the Project Company and on the Project Company's receipt of the Government Termination Notice, this Development Agreement shall immediately thereupon terminate.

21.1.3 During the period following delivery of the Project Company Event of Default Notice, the Project Company may undertake efforts to cure the relevant Event of Default, and if the relevant Event of Default is cured prior to delivery of a Government Termination Notice pursuant to Clause 21.1.4, then the Government shall be prohibited from issuing a Government Termination Notice or otherwise proceeding with termination of this Development Agreement for such Event of Default.

21.1.4 If the Project Company Event of Default referred to in a Project Company Event of Default Notice has not been remedied within ninety (90) Days after the service of the Project Company Event of Default Notice, then the Government may terminate this Development Agreement by serving a Government Termination Notice on the Project Company and, on the Project Company's receipt of such Government Termination Notice, this Development Agreement shall be terminated. To the extent that financing institutions or Lenders have been granted and elect to exercise their Step-In Rights, the Government shall not terminate the Development Agreement.

21.1.5 The Project Company may refer any disputed matters relating to a Project Company Event of Default Notice or Government Termination Notice for determination under Clause 28.

21.1.6 On termination of this Development Agreement under this Clause 21.1 the following provisions shall apply:

(a) the Project Company's entitlement to sell or transfer any Plots or to commence or continue Development work shall immediately cease;

(b) the Project Company shall, and shall procure that its Affiliates, immediately thereupon re-transfer back to the Government all land in the Project Area, any Freehold Title, Usufruct Rights, sub-Usufruct Rights, leases, licenses, beneficial interests, etc. to which is vested in the Project Company, including any improvements thereof or structures thereon;

(c) the Parties shall act reasonably in arranging for an orderly wind down of the arrangements between them;

(d) determination shall be without prejudice to any claims by either Party for antecedent breach.

21.1.7   the Project Company shall be liable for any damages suffered by the Government the quantum of which shall be assessed in accordance with SCHEDULE 12 and the Law.

21.2 Termination by the Project Company

21.2.1 Without prejudice to Clause 18.5 and 19.6(d) above, the Project Company may only terminate this Development Agreement if:

(a) a Government Event of Default has occurred;

(b) as a result of the Government Event of Default either (i) the Project cannot proceed materially in the manner contemplated by this Development Agreement or (ii) compensation would not adequately recompense the Project Company; it being agreed that if the requirements of this sub-cause (b) are not satisfied, then the Project Company shall retain all rights under this Development Agreement to seek recompense for the alleged Government Event of Default (but excluding any Consequential Loss) and resolution of any related dispute pursuant to Clause 28; and

(c) the Project Company first follows the procedure set out in this Clause 21.2.



21.2.2 If the Project Company wishes to terminate this Development Agreement, pursuant to Clause 21.2.1, then it shall first serve written notice ("Government Event of Default Notice") on the Government stating:

(a) details regarding the Government Event of Default being complained of;

(b) the steps which the Project Company reasonably considers are necessary to remedy Government Event of Default; and

(c) the Project Company's intention to serve a written notice terminating this Development Agreement ("Project Company Termination Notice").

21.2.3 If the Government Event of Default referred to in a Government Event of Default Notice has not been remedied or commenced to be remedied after sixty (60) Days from the service of the Government Event of Default Notice, then the Project Company may terminate this Development Agreement by serving a Project Company Termination Notice on the Government and, on the Government's receipt of the Project Company Termination Notice, this Development Agreement shall immediately thereupon terminate.

21.2.4 The Government may refer any disputed matters relating to a Government Event of Default Notice or Project Company Termination Notice for determination under Clause 28.

21.2.5 On termination of this Development Agreement for a Government Event of Default, the following provisions shall apply:

(a) the Project Company's entitlement to sell or transfer any Plots or to commence or continue Development work shall immediately cease;

(b) the Project Company shall, and shall procure that its Affiliates, immediately thereupon re-transfer back to the Government all land in the Project Area, any freehold titles, Usufruct Rights, sub-Usufruct Rights, leases, licenses, beneficial interests, etc. to which is vested in it, including any improvements thereof and structures thereon;

(c) the Parties shall act reasonably in arranging for an orderly wind down of the arrangements between them; and

(d) termination shall be without prejudice to any claims by either Party for antecedent breach.

21.2.6 The Project Company shall be entitled to claim damages for the loss suffered by the Project Company due to a Government Event of Default the quantum of which shall be assessed in accordance with SCHEDULE 12 and the Law provided that such quantum shall be reduced to the extent that (a) any component of the Project is not feasible or commercially viable and/or (b) loss is not attributable to the Government Event of Default.

CHAPTER IX

GENERAL PROVISIONS

22. LENDERS SECURITY INTERESTS

22.1 This Development Agreement shall not be assigned, transferred, pledged, or otherwise encumbered or disposed of by either Party hereto without the prior written consent of the other Party.

22.2 It is acknowledged and accepted by the Government that the Lenders may be granted certain security interests over certain assets of the Project Company including this Development Agreement, other related agreements and the Project Assets which, inter alia, may entitle them to exercise Step In Rights. The Government agrees that it will acknowledge the rights of the Lenders in this regard direct to such Lenders as requested by the Project Company in a form according to the principles agreed between the Parties and attached hereto as SCHEDULE 20. Subject to the Government's written consent to the terms and conditions thereof (which shall not be unreasonably withheld), the Government will permit such Lenders to exercise their rights granting such security interests without interference. Any assignment by the Project Company by way of security shall not relieve or in any way discharge it from the performance of its duties and obligations under this Development Agreement.

22.3 At the reasonable request of the Project Company, the Government shall enter into Direct Agreements with any Lender acknowledging their rights by way of security over this Development Agreement, the Project Assets and/or the Project. In such a Direct Agreement, the Government will agree to such Step In Rights according to the principles agreed between the Parties and attached hereto as SCHEDULE 20.

22.4 By providing reasonable assurance and co-operation or by entering into one or more Direct Agreements pursuant to Clause 22.3, the Government shall not be required or deemed to assume any obligations under such Direct Agreements additional to those already contained under the Development Agreement.

22.5 All reasonable costs, expenses or other obligations (including all attorneys and experts fees) incurred by the Government in providing such assistance and in reviewing and executing all necessary documents shall be reimbursed to it in full by the Project Company without set-off or deduction promptly upon receipt of the Government's invoice, but in any event not later than thirty (30) Days from such receipt.

22.6 All charges and fees which may apply for the registration of the Direct Agreement shall be payable by the Project Company.

22.7 This Development Agreement shall inure to the benefit of, and be binding upon, the successors and permitted assigns of the Parties.

23. ACCOUNTING AND AUDITING

23.1 The Project Company or its authorised agents shall maintain accurate books of account and records ("Books and Records") in accordance with the Law. The Project Company shall maintain the Books and Records at a location in Oman during the performance of the Development Agreement and for such period as may be required by the Law, but in any event not less than five (5) years after the completion of the Minimum Build Obligations.

23.2 Notwithstanding the above, Books and Records which relate to disputes, appeals, arbitrations, litigation of claims shall be maintained until any such matters have been fully resolved. Such Books and Records shall present all costs, expenses, income and revenue utilised either directly or indirectly in computing any charges or payments under this Development Agreement.

23.3 The Project Company shall at each anniversary of the Execution Date and prior to the completion of the MBO provide a written notice to the Government that it has sufficient financial means to carry out the performance of the MBO and the Project that it is not aware of any circumstances which would affect the financing of the MBO and the Project.

23.4 If at any time prior to the completion of the MBO there is a breach of any provision in the finance agreements, then the Project Company shall promptly inform the Government of the breach and what steps it is taking to remedy the breach.

23.5 If at any time prior to the completion of the MBO there is a material negative financial effect on the performance by the Project Company of the MBO or the Project then the Project Company shall promptly inform the Government of the material negative financial effect and what steps it is taking to remedy the situation.

23.6 The accounts of the Project Company shall be audited by an internationally recognised firm of auditors in accordance with the International Financial Reporting Standards, or similar internationally accepted standards recognized by the Law.

24. ASSIGNMENT

24.1 This Development Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their successors, transferees and assigns.

24.2 Except as otherwise provide in Schedule 14 and 24 hereto, the Project Company shall not transfer or assign this Development Agreement or rights or obligations hereunder without prior written consent of the Government. Upon providing notice to the Government, the Project Company may assign its rights under this Development Agreement for the purpose of providing security to Lenders but shall not otherwise dispose of or encumber any of its interest in the Project except that, as specifically permitted pursuant to the provisions of Schedule 14 and 24, the Project Company may, without notice to or consent from the Government, assign its right to acquire Freehold Title to any person at any time after the Effective Date.

24.3 The Government may not assign, novate or otherwise transfer the whole or any part of its rights or obligations under this Development Agreement unless the Government shall have previously entered into a guarantee of all of the obligations of the assignee, transferee or other successor to the Government in a form satisfactory to the Project Company.

25. WAIVER

The failure of a Party to enforce a right under this Agreement shall not be construed as a waiver unless the same has been expressly waived in writing. Any written waiver at any time by a Party of its rights with respect to an Event of Default under this Development Agreement or with respect to any other matters arising in connection with this Development Agreement shall not be deemed a waiver with respect to any subsequent Event of Default or other matter. Any delay, short of the statutory period of limitations, in asserting or enforcing any right under this Development Agreement shall not be deemed a waiver of such right.

26. TAXATION

The Government shall grant the Project Company an exemption in respect of income taxes, corporate taxes and capital gains taxes, provided that the Project Company is entitled to such exemption in accordance with the Law. The Project Company shall assist the Government by making the application or filing required by the Government under the Law.

27. NOTICES

27.1 Any notice or other communication to be given under or in connection with this Development Agreement shall be in writing and signed by or on behalf of the Party giving it. Such notices or communications shall be delivered as indicated in Clause 27.3 hereof either: (i) by hand; (ii) by pre-paid, recorded courier or postal delivery; or (iii) by telefax. In the event that a document is sent by telefax, a copy thereof also shall promptly thereafter be delivered to the addressee by hand or by pre-paid recorded, courier or postal delivery in accordance with Clause 27.3; provided, however that a failure to send such a duplicate thereof shall not, in itself, invalidate delivery of a notice which was actually received by the recipient.

27.2 Any notice so served by hand, post or telefax shall be deemed to have been delivered:

(a)   in the case of telefax, at the time when transmission is completed and an electronic answerback or other reply confirmation (which may include acknowledgement of receipt from the recipient) is received by the sending party indicating successful receipt by the receiving party of the document to be delivered; and

(b)   in the case of delivery by hand or pre-paid, recorded courier or postal delivery, when actually delivered; provided, however, that in each case where the application of this Clauses 27.2 (b) would otherwise result in delivery on a Day which is not a Business Day or at a time after 5:00 PM on a Day which is a Business Day, then delivery shall be deemed to have occurred at 9:00 AM on the next following Business Day. All references to time and date in this Clause are to the local time and date in the location of delivery.

27.3 For purposes of this Clause 27, the addresses, and telefax numbers of the Parties for delivery of notices and other communications shall be as follows (unless and until a Party shall have otherwise directed the sending Party by notice delivered in accordance with the provisions of this Clause):

To Project Company:

Omagine LLC
P O Box 708
Madinat Sultan Al Qaboos
Postal Code 115
Sultanate of Oman
Attention: The Managing Director
Fax: +968-2449-9846

To the Government:

Ministry of Tourism,
P.O. Box 200
Muscat
Postal Code 115
Sultanate of Oman
Attention: H.E. the Undersecretary for Tourism
Fax: +968-2458-8909

28. GOVERNING LAW AND DISPUTE RESOLUTION

28.1 <u>Governing Law</u>

This Development Agreement shall be governed by and construed in accordance with the Laws of the Sultanate of Oman

28.2 <u>Dispute Procedure</u>

Any dispute arising from or in respect of the interpretation and/or application of this Development Agreement shall be resolved amicably in direct and open negotiations and discussions between the Parties and if no amicable settlement is reached then either party shall have the accordance with the Oman Law of Arbitration issued by the Royal Decree No. 47/97 (as amended) on giving the other party a written notice of his intention to go to arbitration.

28.3 Arbitration Procedure

The arbitration shall be venued and seated in Oman and shall be conducted by single arbitrator to be agreed by the Parties and in case of non-agreement then each Party shall nominate one arbitrator and the two arbitrators shall then appoint the chairman of the tribunal. The arbitration shall be conducted in the English language.

28.4 All expenses and costs of the arbitration shall be borne by the parties in the manner to be determined by the arbitrator (s) except the expenses of experts, evidence, legal counsel which shall be borne by each party.

29. SOVEREIGN IMMUNITY

29.1 The Government hereby unconditionally and irrevocably agrees for now and hereafter not to claim, invoke or permit to be invoked on its behalf or for its benefit any right it may have under the Law, or the laws of any other state or jurisdiction, to prevent, delay, hinder, nullify or in any other way obstruct the Resolution of any Dispute. Each of the Parties hereby unconditionally and irrevocably agrees to accept any judgment rendered by a court of competent jurisdiction as final and binding and not to claim, invoke or permit to be invoked on its behalf or for its benefit any right it may have under the Law, or the laws of any other state or jurisdiction, to prevent, delay, hinder, nullify or in any other way obstruct the enforcement or execution of any judgment of any such court of competent jurisdiction.

29.2 Save and except for Commercial Government Properties, to the extent that the Government or any of its Commercial Government Properties may in any state or jurisdiction claim or benefit from any immunity (whether characterized as state immunity, sovereign immunity, act of state or otherwise) [an "Immunity"] from jurisdiction, suit, action, service, execution, attachment, set off, provisional measures or orders, or other legal process whether in aid of execution (before award or judgment or otherwise) [collectively "Actions"], or to the extent that there may be attributed to the Government or any of its properties any such Immunity from Actions (whether or not claimed), the Government hereby expressly, unconditionally and irrevocably agrees to the extent permitted by Law not to claim, invoke or permit to be invoked on its or its Commercial Government Properties' behalf or for its or its properties' benefit any such Immunity from Actions, and hereby expressly, unconditionally and irrevocably waives, any such Immunity from Actions.

29.3 The Government acknowledges that all of the transactions and actions contemplated and effected by this Agreement and the Usufruct Agreement are commercial transactions.

30. CAPTIONS

All subject headings and Clause titles are provided for the purpose of reference and convenience, and are not intended to be inclusive or definitive, or to affect the meaning of the contents or scope of this Development Agreement.

31. ENTIRE AGREEMENT

The terms and provisions contained in this Development Agreement constitute the entire agreement between the Parties on the matters addressed in this Development Agreement and shall supersede any memorandum of understanding, letter of intent, all previous communications, representations, or agreements, either verbal or written, between the Parties with respect to the Project and this Development Agreement. No termination, variation or modification of this Development Agreement shall be valid unless it is in writing and signed by the Parties hereto in accordance with Royal Decree No.48/76 as amended.

32. SEVERABILITY

If any of the provisions of this Development Agreement are held to be invalid or unenforceable under the Law, the remaining provisions shall not be affected, and any such invalidity or unenforceability shall not invalidate or render unenforceable that provision in any other jurisdiction. In such event, the Parties agree that the provisions of this Development Agreement shall be modified and amended so as to effect the original intent of the Parties as closely as possible with respect to those provisions that were held to be invalid.

33. CONFIDENTIALITY

Each Party shall treat as confidential and shall not disclose to any person the terms of this Development Agreement or any information or materials supplied or made available in connection herewith without the prior written consent of the other Party; provided, however, either Party may disclose such information (i) as required by Law or the rules and regulations of any recognized securities exchange or as may be required by judicial decision, requirements of applicable law or governmental regulation or administrative process, or to comply with any such laws or regulations to which such Party is subject; (ii) for the purposes of financing the Project, to any Lenders and prospective Lenders; (iii) to its or such Lenders' professional advisers, consultants and employees and (iv) to prospective Third Party Developers approved by the Government and who have agreed to enter into an Accession Agreement, provided however, that no Third Party shall be given confidential information pursuant to this Clause unless it agrees to enter into a similar confidentiality agreement with respect to such information. The provisions hereof shall not apply to (a) the Development Control Plan, or (b) any other document referred to herein which is available to the general public as a matter of Law or otherwise, and (c) shall survive termination of this Development Agreement.

34. SCHEDULES

All schedules referred to in this Development Agreement are attached to this Development Agreement and such schedules are incorporated herein by reference as though fully set forth at length wherever so referenced in this Development Agreement.

35. NO THIRD PARTY RIGHTS

A person who is not a Party to this Development Agreement shall have no rights or privileges whatsoever under this Development Agreement and shall not be deemed a third party beneficiary hereof.

36. ANTICIPATORY BREACH

36.1 The Parties agree that, where before the time of performance is due under this Development Agreement, a Party either indicates in writing that at that time it will not perform or disables itself from so performing, such Party shall have committed an anticipatory breach hereof (an "Anticipatory Breach").

36.2 An Anticipatory Breach will be subject to the following options:

36.2.1   the other Party may either continue to seek performance or

36.2.2   can declare the first Party to be in breach. If such declaration is made, the Party making the declaration becomes immediately entitled to damages (subject to a duty to mitigate) calculated by reference to the time when performance was due.

37. FURTHER ASSURANCES

The Parties shall do all such further acts and execute and deliver such further documents as shall be reasonably required in order to perform and carry out the provisions of this Development Agreement and the Usufruct Agreement.

38. RELATIONSHIP OF THE PARTIES

This Development Agreement does not, and shall not be interpreted or construed to, create a joint venture or partnership between the Parties or to impose any partnership obligation or liability upon them. Except as expressly provided herein or otherwise agreed in writing, neither Party shall have any right, power, or authority to enter into any agreement or undertaking for, to act on behalf of, to act as, or be an agent or representative of, or to otherwise bind, the other Party and neither Party shall hold itself out or describe itself as having any such right, power or authority.

IN WITNESS whereof the Parties have entered into this Development Agreement on the date first above written.

SIGNED for and on behalf of THE GOVERNMENT OF THE SULTANATE OF OMAN, pursuant to Royal Decree No. 48/76 as amended,

By: His Excellency Ahmed bin Nasser bin Hamed Al Mahrizi
          Minister of Tourism
          /s/ H. E. Ahmed bin Nasser bin Hamed Al Mahrizi
          _____

Ratified pursuant to Royal Decree No. 48/76 as amended

By: His Excellency Darwish bin Isma'eel bin Ali Al Balushi
          Minister Responsible for Financial Affairs

          _____

SIGNED for and on behalf of Omagine LLC by

By: /s/ Frank J. Drohan
          _____

          Frank J. Drohan
          Managing Director

Schedule 1

Krooki; Mulkiya; Sea Area; Layout

Notwithstanding anything to the contrary contained anywhere else in this Development Agreement or in the Schedules to this Development Agreement, the Parties hereby agree that:

   i. the Krooki dated June 16, 2014 as defined in Clause 1 and shown below as Part A of this Schedule 1 is the Krooki for the Existing Land, and

   ii. any diagrams, drawings, photographs or the like contained in any Schedule to this Development Agreement showing boundaries of the Existing Land different from the boundaries shown in the Krooki are indicative only and are hereby amended to represent and mean the boundaries of the Existing Land as definitively shown in the June 16, 2014 Krooki.



Part B
Mulkiya

(Attached separately hereto as Schedule 1B)



بسم الله الرحمن الرحيم

سلطنة عمان
وزارة الإسكان والكهرباء والمياه
أمانة السجل العقاري

سند ملكية

تشهد أمانة السجل العقاري بوزارة الإسكان والكهرباء والمياه

بأن / حكومة سلطنة عمان (وزارة السياحة)

د-م/١/٣٥/٠٦٨/٠١/٤٠١

يمتلك قطعة الأرض مدينة النسور رقم ١ بالمربع 74 SW

الكائنة في شمال الحيل/السيب والبالغ مساحتها ١٠٠٠٠٠٠م٢ مليون

مترا مربعا، وذلك بموجب أمر سامي

بالإيصال رقم اعفاء

بتاريخ / / م والقطعة المذكورة مسجلة باسمها

الملاحظات

المسجل | مدير الدائرة | أمين السجل العقاري | خاتم الوزارة

تنبيه :-

لا يعتد بأي تصرف كان على العقار إلا إذا تم تسجيله لدى أمانة السجل العقاري .

لا يجوز تجزئة القطعة أو تغيير استعمالها إلا بموافقة الوزارة .



Part C
The Sea Area

The Parties hereby agree as follows:

The area constituting the Sea Area, in respect of which an Environmental Impact Assessment has been effected, will evolve and change shape as the Project is Developed and Reclaimed Land and Created Waterways come into existence.

The dimensions and location of the Sea Area are indicatively shown in the drawing below and the Ministry of Tourism ("MOT") hereby agrees and consents to the final dimensions and location of the Sea Area, ***provided that,*** the Project Company receives the prior written Approval for such final dimensions and location from the Ministry of Environment and Climate Affairs within 12 Months after the Effective Date.

Subject always to this Development Agreement and the Law the Project Company shall have no claim or right of action against the MOT in the event that the Ministry of Environment and Climate Affairs does not Approve the dimensions and location of the Sea Area as contemplated by this Development Agreement as stated below in this Part C of Schedule 1.

The Sea Area at any time is never Reclaimed Land or Created Waterways and it will be that rectangular area of the Gulf of Oman indicatively shown below and which rectangle:

(i)   has a side (the "First Side") that is co-existent with that line in the Gulf of Oman which is the high high water mark ("HHWM") adjacent to the Krooki boundary line facing the Sea Area (the "Outer Boundary"), and

(ii)   has an opposite and parallel side (the "Second Side") the coordinates of which are perpendicular to the First Side and subject to the approval of the Ministry of Environment and Climate Affairs, is one hundred thirty (130) meters in a north-easterly direction from the First Side, and

(iii)   is bounded on its other two sides by:

   a)   a side (the "Third Side") which is that line originating at the point that is the north-western boundary point of the Krooki and running perpendicular to and through the First Side up to that point where it intersects the Second Side, and

   b)   a side (the "Fourth Side") which is parallel to the Third Side and which Fourth Side is that line originating at the point that is the south-eastern boundary point of the Krooki and running perpendicular to and through the First Side up to that point where it intersects the Second Side.

The Sea Area on the Execution Date is indicated by the drawing below in Part C of this Schedule 1 and the Parties hereby agree that the "Sea Bed" means that part of the Project Area that at any time has the same coordinates as the Sea Area and which is under the Sea Area.



The Sea Area

(All dimensions shown are indicative only)

Part D

Layout Plan:

Aerial photograph and
Contour survey map

[Note: The Parties agree that this is an indicative Layout Plan only and shall at all times be subject to any Approvals which the Law requires from the relevant Government Authorities.]

Site Aerial Photograph



Site Contour Map



HIGH TIDE LINE
HIGH TIDE LINE
HIGH TIDE LINE
PLOT No. 74 SW
AL HAIL NORTH, AL SEEB
PARKING AREA
PROJECT BOUNDARY

SCALE 1:3,000



Project Title : PLOT No. 74 SW , AL HAIL NORTH	Drawing File:
	Record File:
Date of Survey	Designed by:
Surveyor	Checked by:
CLIENT : J & P (Oman) L.L.C.	Notes:

ENGINEERING CONSULTANCY

Schedule 2A





وزارة الـسـيـــاحة
Ministry of Tourism

Sultanate of Oman
Muscat
Ministry of Tourism

سلطنـــــة عمـــــان
مسقط
وزارة السيـــــــــاحة

LAND HELD IN USUFRUCT CONTRACT
Designated to Integrated Tourism Complexes

عقد حق انتفاع بأرض
مخصصة للمجمعات السياحية المتكاملة

Contract No.:
Name of Project: Omagine Project
Governorate/State/District: Muscat
Name of Investment Company (Beneficiary): Omagine LLC

رقم العقـــــــــد:
إسم المشـــــــروع:
المحافظة / الولاية/المنطقة:
اسم الشركة المستثمرة (المنتفع): أوماجن ش.م.م

USUFRUCT CONTRACT
THIS USUFRUCT CONTRACT ("Contract") is made and entered into on the ____ day of August 2014, BETWEEN

عقد حق انتفاع
انه في يوم .الموافق .تم إبرام هذا العقد بين كل من:

THE Government of the Sultanate of Oman, represented in this Contract by the MINISTRY OF TOURISM
Address: P.O. BOX 200, P.C. 115, Madinat Al-Sultan Qaboos, Sultanate
of Oman, referred to hereinafter as (the "First Party"); and

حكومـة سـلطنة عمـان تمثلهـا فـي توقيـع هـذا العقـد وزارة السياحة، وعنوانها: ص. ب /200 – ر . ب / 115 مدينـة السلطان قابوس – سلطنة عمان. ويشار إليها فيمـا بعد بـ (الطرف الأول). و

Omagine LLC, a limited liability company registered under the laws of Oman and having commercial registration number 1080151. Address: PO Box 708, Madinat Al Sultan Qaboos, PC 115, Sultanate of Oman, Referred to hereinafter as the "Second Party"

شركة اومـاجن ش.م.م المسجلة في سلطنة عمـان وتحمل السـجل التجـاري رقـم (1080151) وعنوانهـا: ص.ب. 708، مدينـة السـلطان قـابوس، الرمـز البريـدي 115 – سلطنة عمان، ويمثلها في توقيع هذا العقد: () ويشار إليها فيما بعد بـ (الطرف الثاني).

Preamble
Whereas, the First Party owns the plot of land No. (1) in Block No. (74SW) located in Al Hail North, Governorate/State/District of Al Seeb, with a total area of (1000000 square meters) shown in the attached drawing referred to hereinafter (the "Land").

تمهيد
يمتلك الطرف الأول قطعة الأرض رقم (1) بمربـع رقم (74 SW) الواقعة في شمال الحيل ولاية السيب والبالغـة مساحتها مليون متر مربع (1000000م2) والمبينـة بالرسم المساحي المرفق ويشار إليها فيما بعد بـ (الأرض).

Whereas, the First Party has agreed to award the Second Party the rights of Usufruct over the Land in order to implement the works set out in (a) the master plan of the Project approved by the First Party pursuant to the Development Agreement and (b) the Development Agreement,

وحيث أن الطرف الأول وافق على منح الطرف الثاني حق الانتفاع بـالأرض للقيام بالأعمـال (أ) المبينـة فـي المخطط الشمولي للمشروع والموافق عليه من الطرف الأول حسب أحكام اتفاقية التطوير و(ب) اتفاقية التطوير.

Whereas the First Party and the Second

وحيث أن الطرف الأول والطرف الثاني قد أبرمـا فيمـا

1

Party have signed a Development Agreement setting out in detail the terms and conditions governing the development, use and sale of the Land.

Therefore, the Parties agreed to conclude this Contract according to the following terms and conditions :

ARTICLE 1
1. The foregoing Preamble, the Laws and Regulations governing lands held in Usufruct in the Sultanate of Oman shall be part and parcel of this Contract, and shall be concurrently read and interpreted with them. This Contract shall also be an integral part of the Development Agreement entered into between the Parties, together with the schedules thereto. In case of any conflict between this Usufruct Contract and the Development Agreement, the provisions of the Development Agreement shall prevail.
2. The Second Party acknowledges to have lawfully inspected the Land held in Usufruct in a manner that excludes ignorance, and agrees to hold it in Usufruct, without any right of recourse on the First Party with respect to rights other than those provided for in the Development Agreement.
3. The Second Party shall be entitled to divide the Land into separate parcels, blocks, units or parts and to assign all or part of its rights hereunder to third parties pursuant to the Law promulgated by Royal Decree 12/2006 and its Executive Regulations on ownership of real estate in integrated tourism complexes.

ARTICLE 2: TERM OF USUFRUCT
1. The First Party shall, pursuant to this Contract, grant the Second Party, the Usufruct rights over the Land for a period of fifty years (the "Usufruct Term"), renewable subject to a written agreement between the Parties

2. The Usufruct Term shall commence from the date of registration of this Contract.

بينهما اتفاقية تطوير لتقرر تفصيلا البنود والشروط التي تحكم تطوير المشروع واستغلال وبيع قطعة الأرض.

عليه، فقد اتفق الطرفان أن تكون أحكام وشروط هذا العقد على النحو الآتي:

البند الأول:
1- يعتبر التمهيد السابق والقوانين واللوائح المنظمة للانتفاع بأراضي السلطنة جزءاً لا يتجزأ من هذا العقد وتقرأ وتفسر معه. كما يعتبر هذا العقد جزء لا يتجزأ من اتفاقية التطوير الموقعة مع الطرف الثاني ومرفقاتها ، وأنه في حالة وجود أي خلاف أو تعارض بين نصوص هذه الاتفاقية واتفاقية التطوير فإن نصوص اتفاقية التطوير تكون هي السائدة.

2- يقر الطرف الثاني بأنه عاين الأرض محل الانتفاع المعاينة النافية للجهالة قانوناً وانه قبل الانتفاع بها طبقاً لوضعها الراهن دون أن يحق له الرجوع على الطرف الأول بأية حقوق خلاف تلك المنصوص عنها في اتفاقية التطوير .

3- يحق للطرف الثاني تجزئة الأرض طبقاً لأحكام النظام الصادر بالمرسوم السلطاني (2006/12) ولائحته التنفيذية في شأن تملك العقارات في المجمعات السياحية المتكاملة.

البند الثاني: مدة الانتفاع:
1. يمنح الطرف الأول للطرف الثاني بموجب هذا العقد ، حق الانتفاع بالأرض وذلك لمدة خمسين سنة قابلة للتجديد بناءً على اتفاق كتابي بين الطرفين.

2. يبدأ سريان حق الانتفاع بالأرض اعتباراً من تاريخ تسجيل هذا العقد.

ARTICLE 3: OBLIGATIONS OF THE FIRST PARTY

1. The First Party shall deliver the Land free of any encumbrances or rights limiting the Usufruct and warrants that no government body or third party will obstruct the Second Party during the Term of Usufruct; failing which, the Second Party shall have the right to terminate this Contract without prejudice to his right to demand payment of damages as set out in the Development Agreement.

2 The First Party shall register this Contract with the Real Estate Registry at the Ministry of Housing, Sultanate of Oman on or immediately after ratification of the Development Agreement. The registration charges shall be at the expense of the Second Party.

3 The Second Party shall be granted exemption from payment of Usufruct rates and incentives and concessions in accordance with pertinent regulations as set out in the Development Agreement.

4. The Second Party shall be exempted from payment of the Annual Usufruct Rent during the first five (5) years of this Contract starting from the date of the registration of the Usufruct Rights in the name of the Second Party

ARTICLE 4: OBLIGATIONS OF THE SECOND PARTY

The Second Party commits to:

1. Pay an annual usufruct fee being(0.300 Omani Riyals multiplied by the Existing Land (in square meters) X 30%), provided that the Annual Usufruct Fee shall be reduced in proportion with any part of the Existing Land that the Government has received the Land Price for.

2. Pay to the First Party a delay penalty equivalent to six percent (6%) per annum of the unpaid balance of the Annual Usufruct Rent. This penalty shall apply from the due date through the date of settlement.

3. Pay all chargeable taxes and levies as they fall due, unless fully or partly exempted from them pursuant to the provisions of laws and regulations

البند الثالث: التزامات الطرف الأول:

1. تسليم الأرض إلى الطرف الثاني خالية من أية موانـع أو حقـوق تنـتقص مـن حـق الانتفـاع ويضمن عدم التعرض للطرف الثاني طوال مدة العقد من قبل أية جهة حكومية أو الغير و إلا كان للطرف الثاني الحـق فـي إنهاء هذا العقـد دون الإخلال بحقه في المطالبة بالتعويض وفقا لما هو منصوص عليه في اتفاقية التطوير.

2. تسـجيل هـذا العقـد لـدى أمانـة السـجل العقـاري بـوزارة الإسكان بسلطنة عمـان فـور او مباشرةً بعـد اعتمـاد اتفاقيـة الطـوير. و تكـون رسـوم التسجيل على نفقة الطرف الثاني .

3. منح الطرف الثاني إعفاءً من سداد مقابل حـق الانتفـاع ومنحـه حـوافز وامتيـازات وفقـا للـنظم المعمـول بهـا الصـادرة فـي هذا الشـأن والمشـار إليها في اتفاقية التطوير.

4. يعفى الطرف الثاني مـن دفـع بـدل الانتفـاع خـلال السـنوات الخمـس الأولـى مـن مـدة الانتفاع. وتبدأ مدة الإعفاء من تاريخ تسجيل حق الانتفاع باسم الطرف الثاني.

البند الرابع: التزامات الطرف الثاني:

يلتزم الطرف الثاني بما يأتي :

1. يلتـزم المنتفـع بسـداد مقابـل حـق انتفـاع سـنوي يتمثـل بحاصـل ضـرب (0,300) ريـال عمـاني مضروباً في مساحة الأرض الإجمالية بالأمتار المربعة مضـروباً فـي 30%. ويتم إنقـاص مـا يقابـل أية مساحة يتم دفع ثمنها إلـى الحكومـة من المساحة المتوجب دفع بدل انتفاع عنها.

2. سـداد غرامـة تـأخير بواقـع (6%) إلـى الطـرف الأول من الرصيد غير المدفوع من مقابل حـق الانتفـاع. وتسـري هـذه الغرامـة مـن تـاريخ استحقاق المبلغ وحتى تاريخ سداده.

3. سداد كافة الضرائب والرسوم وقت استحقاقها. مـا لـم يعـف الطـرف الثـاني مـن سـداد تلـك الضرائب والرسوم أو أي جزء منها وفقاً لأحكام القوانين واللوائح المعمول بها في السلطنة.

prevailing in the Sultanate.

4. Take all necessary measures to protect the boundaries of the Land from any trespassing and maintain the Land, buildings and installations constructed by the Second Party or over which the Second Party has usufruct rights pursuant to this Contract and which were constructed pursuant to the Development Agreement and strictly use it for the intended purpose only.

5. Comply with the terms and conditions of the Development Agreement and all applicable laws and regulations in the Sultanate of Oman.

6. The Second Party shall begin executing the Project according to the provisions of the Development Agreement.

7. The Second Party shall not take any legal or physical action in relation to the Land subject of Usufruct for a period beyond the expiry date of the Usufruct.

8. Insure the buildings and installations together with fixed and movable assets constructed pursuant to the Development Agreement and owned by the Second Party or over which the Second Party has usufruct rights pursuant to this Contract (collectively, "Installations") during the Contract Term against any "Insurable Risk" with respect to losses or damages to such Installations regardless of how they are caused, subject always to the reasonable exclusions of the insurance coverage in force as agreed, provided that the insurance covers the value of such Installations. In the event that such Installations are destroyed or damaged as a result of an Insurable Risk, the Second Party shall file an insurance claim with respect to such damage or destruction (an "Installation Claim"). Upon obtaining the necessary permits and approvals from the First Party, the Second Party shall apply the proceeds, if any, received from an insurer with respect to any such Installation Claim ("Proceeds") to the reconstruction and restoration of the damaged or destroyed Installations that are the subject matter of such Installation Claim. The Second Party shall use its best efforts to repair such Installations such that they are returned to the state they were in

4. اتخاذ التدابير اللازمة لحماية حدود الأرض من أي تعد والمحافظة عليها وعلى المباني والمنشآت المشيدة بها من قبل الطرف الثاني او التي منح الطرف الثاني حق الانتفاع بها او تم إنشاؤها وفقاً لأحكام اتفاقية التطوير وإبقائها بحالة جيدة وعدم استخدامها في أية أغراض غير المصرح بها.

5. الالتزام ببنود اتفاقية التطوير والقوانين واللوائح المعمول بها في سلطنة عمان

6. البدء في تنفيذ المشروع وفقا لما هو موضح في اتفاقية التطوير.

7. عدم إجراء أية تصرفات قانونية أو مادية تتعلق بالأرض المنتفع بها تتجاوز مدتها تاريخ انتهاء حق الانتفاع.

8. التامين على المباني والمنشات بملحقاتها الثابتة والمنقولة التي تم إنشاؤها وفقاً لأحكام اتفاقية التطوير من قبل الطرف الثاني والمملوكة له او فوق تلك التي تم منح الطرف الثاني حق الانتفاع بها بموجب هذا العقد (ويشار إليها فيما يلي بـ "المنشآت") خلال مدة العقد، ضد أية خسائر أو أضرار مهما كانت أسبابها، وذلك تبعاً للاستثناءات المعقولة المتفق عليها التي تتضمنها وثيقة التأمين، بحيث تغطي مبالغ التأمين تكاليف المباني والمنشات وملحقاتها. وفي حالة عدم صلاحية المباني والمنشات بسبب تدميرها أو إتلافها نتيجة لحدوث أي من الأخطار المؤمن ضدها فعلى الطرف الثاني تقديم مطالبة بذلك الى المؤمن، وفور الحصول على التصاريح اللازمة أو أية موافقات أخرى على الطرف الثاني استخدام أموال التأمين في إعادة تلك المباني والمنشات إلى الحالة التي كانت عليها لتصبح صالحة للاستغلال على النحو الذي كانت عليه قبل وقوع الضرر.

4

immediately prior to the occurrence of such damage or destruction.

البند الخامس: التصرف في حق الانتفاع:

ARTICLE 5: DISPOSAL OF THE USUFRUCT

1. بمراعاة أحكام المادة (2) من المرسوم السلطاني رقــــــم (2006/12) المشار إليه، يحق للطرف الثاني التنازل عن حق الانتفاع المقرر له بموجب هذا العقد إلى طرف آخر أو أن يرهن هذا الحق وكافة المنشات المقامة على الأرض بغرض تمويل المشروع وفقا لما هو مقرر في اتفاقية التطوير

1. Subject to Article 2 of the Royal Decree No. 12/2006, the Second Party, in order to finance the Project, shall have the right to assign all or part of the rights granted to it by virtue of this Contract to another party, or to mortgage the Usufruct right applicable to the Land and all the structures existing thereon as set out in the Development Agreement.

2. يشترط أن يتضمن عقد التنازل أو الرهن ما يفيد التزام المتنازل إليه أو المرتهن بكل أحكام عقد الانتفاع حتى نهاية مدته ولو انقضى الوجود القانوني للطرف الثاني.

2.The deed of assignment or mortgage shall stipulate that the rights and obligations of the Second Party, as stipulated under this Contract shall apply to the transferee or the mortgagee in lieu of the Second Party, even in the event that the Second Party ceases to exist as a legal entity.

3. يحق للطرف الثاني، طبقا لأحكام المرسوم السلطاني رقم (2006/12) ولائحته التنفيذية، بيع الأرض وفقا للقواعد والشروط المنصوص عليها في النظام المشار إليه ولائحته التنفيذية وبنود اتفاقية التطوير.

3. In accordance with the provisions of the law promulgated by Royal Decree No. (12/2006) and its Executive Regulations, the Second Party shall be entitled to sell the Land pursuant to the terms and conditions stipulated in the referred to Law and its Executive Regulations as well as the provisions of the Development Agreement

البند السادس: التوقف القهري للمشروع:

ARTICLE 6: OBLIGATORY SUSPENSION OF THE PROJECT DUE TO A FORCE MAJEURE

إذا حدثت ظروف قاهرة، حالت دون قيام احد الطرفين أو كليهما من الوفاء بالتزاماته الواردة في هذا العقد تم تطبيق ما هو متفق عليه في شأن الظروف القاهرة باتفاقية التطوير.

In cases of Force Majeure that prevent any of the parties to perform their duties, the pertinent provisions in the Development Agreement shall apply.

البند السابع: إنهاء العقد:

ARTICLE 7: TERMINATION OF CONTRACT

إذا أخل الطرف الثاني بأي من الالتزامات الواردة في هذا العقد أو فشل في تنفيذ المشروع طبقا للجدول الزمني الموضح في اتفاقية التطوير ، جاز للطرف الأول إنهاء هذه الاتفاقية واسترداد الأرض ووفقا لما هو وارد في اتفاقية التطوير.

In the event that the Second Party fails to complete the Minimum Build Obligations as set out in the Development Agreement, the First Party may terminate this Contract provided that the First Party also terminates the Development Agreement. Repossession and compensation shall be governed by the Development Agreement.

البند الثامن: أحكام عامة:

ARTICLE 8: General Provisions

1. فور انتهاء هذا العقد وفي حالة ما لم يتم تجديده أو تمديد فترة سريانه من قبل الطرفين وفقا لبنود وشروط

1. Upon expiry of this Contract and unless it has been renewed or extended by the

Parties, the buildings and structures on the Land which have not yet been duly transferred from Usufruct to freehold title (i.e. if transfer of title has not been duly registered with the government or for which the right to acquire freehold title has not been validly assigned), shall become the property of the First Party, all subject to the provisions of Development Agreement.

جديدة، تؤول للطرف الأول ملكية المباني والمنشآت الكائنة على الأرض والتي لم تكن قد حولت بعد كما ينبغي من حق الانتفاع لحق ملكية (أي لم يتم استكمال تسجيل الملكية لدى الحكومة أو التي لم يتم التنازل عن الحق في تملكها ملكية خالصة بشكل صحيح) وذلك كله مع مراعاة أحكام اتفاقية التطوير.

2. The termination of this Contract in line with Article seven shall be without prejudice to the registered rights of third parties in connection with the Usufruct, such as mortgage, or any other usufruct right accruing during the Usufruct Term.

2. لا يخل إنهاء عقد حق الانتفاع على النحو الوارد في البند السابع ، بحقوق الغير المسجلة على حق الانتفاع كالرهن أو أي حق انتفاع آخر أو وغيره، المترتبة عليه خلال مدة الانتفاع.

ARTICLE 9: APPLICABLE LAW AND DISPUTE RESOLUTION

1. This Contract shall be governed by the Laws, Rules and regulations applicable in the Sultanate of Oman.

2. Any dispute arising between the Parties in connection with any of the terms of this Contract shall be settled in accordance with the dispute resolution mechanism and arbitration as set out in the Development Agreement.

3. The Parties agree that in case of any conflict between this Contract and the Development Agreement, the Development Agreement shall prevail.

4. All provisions of the Development Agreement shall survive the termination of the Development Agreement to the extent they are applicable to the Usufruct.

البند التاسع: القانون واجب التطبيق والمنازعات:

1- يخضع هذا العقد - في تفسيره وتنفيذ أحكامه - للقوانين واللوائح والنظم والإجراءات المعمول بها في سلطنة عمان.

2- تتم تسوية أي نزاع ينشأ بين الطرفين بسبب هذا العقد وفقا لآلية تسوية المنازعات والتحكيم الواردة في اتفاقية التطوير .

3- اتفق الطرفان علي أنه في حالة وجود أي تضارب بين نصوص هذا العقد واتفاقية التطوير، تسرى نصوص اتفاقية التطوير.

4- إذا أشار عقد الانتفاع في بنوده إلى اتفاقية التطوير ، فإن نصوص اتفاقية التطوير المشار إليها في العقد تظل سارية بعد انتهاء اتفاقية التطوير بالقدر الذي تسري فيه تلك النصوص على حق الانتفاع .

ARTICLE 10: NOTICES

1. Both Parties have designated the addresses shown in the Preamble of this Contract as their addresses. Each Party shall notify the other Party in case of a change in address and no correspondence shall be valid unless sent to this address.

2. This Contract has been drawn in five (5) original copies signed by the Parties, a copy of which is delivered to the Second Party, two copies to the First Party, and a copy to each of the Ministry of Finance and the Real Estate Registry within the Ministry of Housing.

البند العاشر : عنوان الطرفين

1. اتخذ كلا الطرفين العنوان الموضح بديباجة العقد عنواناً له، ويلتزم المنتفع عند تغيير عنوانه بإخطار الوزارة بذلك، ولا يكون لأي من المراسلات حجية ما لم ترسل على هذا العنوان.

2. حرر هذا العقد من خمس نسخ أصلية، تم التوقيع عليها بين الطرفين تسلم للطرف الثاني نسخة منها ونسختين للطرف الأول وترسل نسخة لوزارة المالية وأخرى لأمانة السجل العقاري بوزارة الإسكان.

6

ARTICLE 11: CONTROLLING LANGUAGE

In the event that this Contract is read in a language other than the Arabic language, the Parties hereto acknowledge and agree that the Arabic language version hereof shall prevail in case of inconsistency or contradiction in interpretation or translation of this Contract.

First Party(Ministry)

SIGNED for and on behalf of **THE MINISTRY OF TOURISM OF THE SULTANATE OF OMAN:**

Signature:
Stamp:

SIGNED for and on behalf of Omagine LLC:

Signature:
Stamp:

البند الحادي عشر: لغة العقد

في حالـة قـراءة هـذا العقـد بلغـة غيـر اللغـة العربيـة، فـإن الأطراف الموقعـة عليـه تقر وتوافق على الاعتداء بـالنص المكتـوب باللغـة العربيـة إذا وجـد اختلاف أو تضـارب فـي التفسير أو الترجمة.

الطرف الأول (الوزارة)

وزارة السياحة

التوقيع

الختم

الطرف الثاني (المنتفع)
الختم

التوقيع

ادواجس

Sultanate of Oman
Ministry of Housing

سلطنة عمان
وزارة الإسكان

01-05-012-01-1 الرقم المسلسل	رسم مساحي لقطعة أرض
AL SEEB الولاية — 627-614 رقم الخريطة — AL MAWALEH NORTH المدينة - القرية	بيانات القطعة

1: 40000 الموقع العام

WGS 84 الإسقاط

PLOT NO : 1		1	القطعة
BLOCK : PHASE 1		المرحلة ١	المربع
AREA : 1000000 SQ. M.		متر مربع ١٠٠٠٠٠٠	المساحة

[شروط البناء]

USE: الاستعمال
HT: الارتفاع
FLOORS: عدد الطوابق
B. AREA: نسبة البناء
SETBACKS: الارتدادات
FRONT: BACK: الخلف الأمام
SIDE: الجانبي
PARKING: مواقف
CONDITIONS: شروط أخرى

AL NOOR CITY
MINISTRY OF TOURIST
مدينة النور
وزارة السياحة

إعتماد خرائط الموقع العام من دائرة تخطيط مسقط
Site plan maps to be approved by the planning department
المخطط — التاريخ ٢٠١٤/٦/١٦

1: 20000

LINE		EASTING	NORTHING	DIST
1	2	628278.26	2614279.04	239.00
2	3	628138.47	2614085.18	271.32
3	4	627979.78	2613865.12	44.17
4	5	627935.69	2613862.44	193.37
5	6	627742.58	2613872.58	0.00
6	7	627742.58	2613872.56	61.75
7	8	627753.08	2613933.41	81.61
8	9	627673.68	2613951.38	109.05
9	10	627565.32	2613964.46	60.00
10	11	627555.25	2613905.31	109.48
11	12	627447.38	2613924.02	34.53
12	13	627466.61	2613952.69	136.14
13	14	627354.33	2614033.18	27.06
14	15	627338.67	2614011.19	376.51
15	16	627031.56	2614229.14	14.11
16	17	627029.24	2614243.06	18.63
17	18	627040.21	2614258.37	55.20
18	19	626995.34	2614290.53	18.86
19	20	626984.35	2614275.20	12.61
20	21	[illegible]	2614273.74	150.01
21	22	626865.40	2614379.46	121.22
22	23	626793.36	2614476.97	169.37
23	24	626711.54	2614625.23	0.32
24	25	626711.37	2614625.52	633.96
25	26	627171.79	2615061.30	219.96
26	27	627357.32	2614943.14	75.83
27	1	627416.83	2614896.76	1050.58

AREA = 1000000 SQ.m

CENTEROID: 627471.516,2614413.915

3
1
1
THE SEA
GULF OF OMAN
4
485
1640
597

الملاحظات	دائرة المساحة	
OLD PAIN : 1-35-068-01-401		المساح — التوقيع — التاريخ
OLD P. NO : 1		الرسام ZAINAB — التوقيع — التاريخ 16/06/2014
OLD BLOCK : 74 SW	ختم الدائرة	المدقق — التوقيع — التاريخ
		المدير MUBARAK AL AMRI ٢٠١٤/٦/١٦

أو ما يرجى

Sultanate of Oman
Ministry of Housing

سلطنة عمان
وزارة الإسكان

01-05-012-01-1 الرقم المسلسل	رسم مساحي لقطعة أرض
AL SEEB الولاية — رقم الخريطة 627-614	بيانات القطعة
AL MAWALEH NORTH المدينة - القرية	

1: 40000 الموقع العام



N

WGS 84 الإسقاط

PLOT NO : 1		١	القطعة
BLOCK : PHASE 1		المرحلة ١	المربع
AREA : 1000000 SQ M.		متر مربع ١٠٠٠٠٠٠	المساحة

[شروط البناء]

USE :		الإستعمال
HT :		الإرتفاع
FLOORS :		عدد الطوابق
B. AREA :		نسبة البناء
SETBACKS :		الإرتدادات
FRONT :	BACK : الخلف	الأمام
SIDE :		الجانبين
PARKING :		مواقف
CONDITIONS :		شروط أخرى

AL NOOR CITY
MINISTRY OF TOURIST
مدينة النور
وزارة السياحة

إعتماد خرائط الموقع العام من دائرة تخطيط مسقط

Site plan maps to be approved by the planning department

المخطط — التاريخ ٢٠١٤/٦/١٦

1: 20000

LINE		EASTING	NORTHING	DIST
1	2	628278.26	2614279.04	239.00
2	3	628136.47	2614085.18	271.32
3	4	627979.78	2613865.12	44.17
4	5	627935.89	2613862.44	193.37
5	6	627742.55	2613872.56	0.00
6	7	627742.55	2613872.56	61.75
7	8	627753.08	2613933.41	81.51
8	9	627673.08	2613951.38	109.05
9	10	627565.32	2613964.46	60.00
10	11	627555.25	2613905.31	109.48
11	12	627447.38	2613924.02	34.53
12	13	627466.61	2613952.69	136.14
13	14	627394.33	2614033.18	27.06
14	15	627338.57	2614011.19	376.51
15	16	627031.56	2614229.14	14.11
16	17	627029.24	2614243.06	18.63
17	18	627040.21	2614258.37	55.20
18	19	626995.34	2614290.53	18.86
19	20	626984.35	2614275.20	12.61
20	21	[illegible]	2614273.74	150.91
21	22	626866.40	2614379.46	121.22
22	23	626793.59	2614476.97	169.37
23	24	626711.84	2614625.22	0.22
24	25	626711.37	2614625.52	633.98
25	26	627101.70	2615061.30	219.98
26	27	627357.32	2614943.14	75.83
27	1	627418.83	2614898.78	1050.58

AREA = 1000000 SQ m

CENTEROID: 627471.516,2614413.915



3
1
1
4
THE SEA
GULF OF OMAN
485
1640
597

الملاحظات	دائرة المساحة	
OLD PAIN : 1-35-069-01-401		المساح — التوقيع — التاريخ
OLD P. NO : 1		الرسام ZAINAB — التوقيع — التاريخ 16/06/2014
OLD BLOCK : 74 SW	ختم الدائرة	التدقيق — التوقيع — التاريخ ٢٠١٤/٦/١٦
		المدير MUBARAK AL AMRI

٢٠١٤/٦/١٦

Schedule 2B

Usufruct Amendment / Usufruct Terms

The Parties hereby agree as follows:

1. **Usufruct Fee / Usufruct Rent.**

1.1 The Usufruct Fee shall be equal to three hundred Baisa (RO 0.300) per square meter.

1.2 A Plot which has its freehold title registered in the name of the Ministry of Tourism and a Substantially Completed Building which is not a Residence situated upon it is hereby defin as a "Rentable Plot" and the sum of all Rentable Plots is hereby defined as the "Rentable Area".

1.3 The Project Company shall pay the Government a sum per year (the "Annual Usufruct Rent") that is arrived at by multiplying (x) the Usufruct Fee, by (y) the total number of squa meters of Reclaimed Land and Existing Land that is in existence and constituting the Rentable Area on the 31st Day of December of the year immediately prior to the year for which su Annual Usufruct Rent is being calculated.

1.4 The sum of all Existing Land and Reclaimed Land other than the Rentable Area (and including all Plots of open area plus any Plot upon which is situated a Building which is r Substantially Completed) is hereby defined as the "Non-Rentable Area". There shall never be any Usufruct Rent due or owing to the Government for the Non-Rentable Area.

1.5 The Project Company shall pay Usufruct Rent to the Government during each year within the Usufruct Term except for that time period beginning on the Effective Date and ending fi (5) Years thereafter (the "Rent Free Period"). No such rent is payable during the Rent Free Period.

1.6 Each Annual Usufruct Rent payment shall be paid in full, in advance to the Government on or before January 15th of the year for which it is due and shall be proportionally adjusted f any short year or Rent Free Period.

2. **Registration Fees / Usufruct / Usufruct Amendment.**

2.1 The Parties hereby agree that the Registration Fee to be paid by the Project Company to the Ministry of Housing for the registration of the Usufruct Agreement shall be calculated based up the Annual Usufruct Rent relevant to the Existing Land and in accordance with the Law.

2.2 The Parties hereby agree that the Registration Fee to be paid by the Project Company to the Ministry of Housing for the registration of the Amendment (as that term is defined in Clause 9.6.4 this Development Agreement) shall be calculated based upon the Annual Usufruct Rent relevant to the Reclaimed Land and in accordance with the Law.

2.3 Such Registration Fees shall be paid at the time of the registration of the Usufruct Agreement or the Amendment, as the case may be.

2.4 The Usufruct Agreement shall be registered with the Ministry of Housing as soon as possible after its execution by the Parties and subsequent to the Ratification of the Development Agreeme The Amendment shall be registered with the Ministry of Housing as soon as possible after its execution by the Parties pursuant to Clause 9.6.4 of the Development Agreement.

3. All provisions of the Usufruct Agreement and of the Amendment, and all provisions of this Development Agreement relevant to the Usufruct Agreement, the Amendment and the Usufru Rights, shall survive the expiry of the Term and continue in full force and effect as legally binding and enforceable obligations of the Parties until the expiry of the Usufruct Term.

4. The freehold title to the Existing Land is registered in the name of the Ministry of Tourism as of the Execution Date, and upon the formation of Reclaimed Land, the freehold title to all su Reclaimed Land will be registered in the name of the Ministry of Tourism. The Project Company will create Plot Plans subdividing the Existing Land and the Reclaimed Land into sub-Pl ("Separately Registered Plots") and the Government will do all things necessary to register each Separately Registered Plot in the name of the Ministry of Tourism. Each Separately Registe Plot of Existing Land shall continue to be subject to the Usufruct Agreement and after the Amendment is executed by the Parties each Separately Registered Plot of Reclaimed Land shall subject to the Usufruct Agreement as amended by the Amendment. Any Sales Agreements for the sale of a Plot, Residence Unit or Commercial Unit and any sub-usufruct agreement and lease may be entered into by the Project Company and any person in the sole discretion of the Project Company and without the requirement for any Government Approval. The Governme hereby grants to the Project Company such easements and rights of way from and after the Execution Date as may be necessary or convenient for the Project Company to access the Existi Land to fulfill its obligations and exercise its rights in accordance with and pursuant to the Development Agreement. From and after the Execution Date, the Government hereby grants to t Project Company, its Affiliates and any of the Project Company's consultants, Contractors, architects or other service providers or vendors, access to all parts of the Project Area to enable t

finalizing of the Development Control Plan, the Final Master Plan and any and all other plans, studies, surveys, testing or assessments referred to in this Agreement or required or desired to performed by the Project Company. The Government also undertakes not to lease, transfer or otherwise deal with, or create any Encumbrance over, any part of the Project Area prior to t execution of the Usufruct Agreement and Amendment.



Sultanate of Oman
Ministry of Tourism
Muscat
Minister's Office

سلطنة عمان
وزارة السياحة
مسقط
مكتب الوزير

الرقم : م و س / ٢ / ١ / ٣٢٠٦ / ٢٠١٤ م
التاريخ : ٢٤ شعبـــــــــان ١٤٣٥هـ
الموافق : ٢٢ يونيـــــــــو ٢٠١٤م

الفاضل/ فرانـــــك جـــــي. دروهـــان .. المحترم
المديـــــــــــر الاداري
شركـــــــة أوماجـــن ش.م.م
ص.ب: ٧٠٨ ر.ب: ١١٥

السلام عليكم و رحمة الله تعالى و بركاته .. وبعد ،،

الموضوع : منح مشروع أوماجن ترخيص صفة المجمعات السياحية المتكاملة

بالإشارة إلى رسالتكم الواردة إلينا بتاريخ ٢٨ مايو ٢٠١٤م بشأن منح مشروع أوماجن ترخيص صفة المجمعات السياحية المتكاملة والمقترح إقامته على قطعة الأرض السياحية الحكومية رقم (١) بالمربع (74 SW) الكائنة بالحيل الشمالية في ولاية السيب بمحافظة مسقط والبالغ مساحتها (١٠٠٠٠٠٠م٢) مليون متر مربع.

نود إفادتكم بأن الوزارة توافق على **منح المشروع ترخيص صفة المجمعات السياحية المتكاملة** وذلك وفقا للشروط التالية:

١. الالتزام بما ورد في اللائحة التنفيذية لنظام تملك العقارات في المجمعات السياحية المتكاملة الصادرة بالقرار الوزاري رقم (١٩١/٢٠٠٧) (مرفق نسخة).
٢. الالتزام بما ورد في المادة الأولى من القرار الوزاري رقم (٩٨/٢٠٠٩) بتعديل اللائحة التنفيذية لنظام تملك العقارات للمجمعات السياحية المتكاملة الصادرة بالقرار الوزاري رقم (١٩١/٢٠٠٧) على **"ألا تزيد عدد الوحدات العقارية السكنية بالمجمع على عدد الوحدات الفندقية"** (مرفق نسخة).

وتفضلوا بقبول فائق التحية والاحترام ،،،



أحمد بـــن ناصر بن حمد المحرزي
وزيـــــر الســـــياحـــــة

The Parties hereby agree as follows:

1.   The Initial Master Plan attached hereto as Schedule 4A is the Initial Master Plan referred to in Clause 11.1 and it, and all the terms and conditions contained in this Schedule 4, shall be incorporated into and form the basis for the Final Master Plan. The Final Master Plan will be prepared by the Company and reviewed and Approved by the Government in accordance with the provisions of the DCPF.

2.   The Krooki and Sea Area as specified in Schedule 1, the Project Company Infrastructure and Utilities as specified in Schedule 18, the Projected Utilities Service Requirements and the Private Sector Public Infrastructure and Utilities as specified in Schedule 17, the Government Infrastructure as specified in Schedule 8 and the Content Design Brief specified in Schedule 6B are all hereby incorporated into the Initial Master Plan by reference thereto as if fully set forth in this Schedule 4.

Part A.   **Initial Master Plan Drawing – See Schedule 4A attached**

Part B.   **Reclaimed Land**

Part C.   **Perimeter Landscaped Area**

Part D.   **Coverage / Variations / DCP Changes**

Part E.   **Phasing Strategy – See Schedule 4E attached**

Part B
Reclaimed Land

The dimensions and location of the Reclaimed Land are indicatively shown in the drawing below and the Ministry of Tourism ("MOT") hereby agrees and consents to the creation by the Project Company of such Reclaimed Land, ***provided that,*** the Project Company receives the prior written Approval for the final dimensions and location of such Reclaimed Land from the Ministry of Environment and Climate Affairs.

Subject always to this Development Agreement and the Law the Project Company shall have no claim or right of action against the MOT in the event that the Ministry of Environment and Climate Affairs does not Approve the dimensions and location of the Reclaimed Land as contemplated by this Development Agreement.



Key

1. Pearls
2. Hotel
3. Serviced Chalets
4. Villas / Residential
5. Townhomes
6. Apartments
7. Office
8. Parking
9. Retail / Restaurants
10. Boardwalk
11. Employee Housing
12. Serviced Apartments

(All dimensions shown are indicative only)

1. **Reclaimed Land Registration /Rights.**

   1.1   Upon the formation of the Reclaimed Land, the Government shall no later than forty-five (45) Business Days after receiving from the Project Company the written notice thereof referred to in Clause 9.6.1, procure the registration of the title to the Reclaimed Land in the name of either:

   a)   the Ministry of Tourism, and grant a usufruct right to the Project Company for the remainder of the Usufruct Term in respect of such Reclaimed Land upon the same terms as the Usufruct Agreement and the Parties agree that the Usufruct Agreement shall be amended accordingly so as to properly reflect such grant of the Usufruct Rights in respect of the Reclaimed Land; or

   b)   the Project Company or a Third Party pursuant to Clause 9.6.1.

   1.2   The Government agrees that (i) all rights and Usufruct Rights granted to the Project Company in respect of the Existing Land pursuant to this Development Agreement are hereby and shall also be granted to the Project Company in respect of the Reclaimed Land, and (ii) all references in this Development Agreement to the Existing Land are, where the context requires, also references to the Reclaimed Land.

**Part C**

**The Perimeter Landscaped Area**

Subject to the appropriate approvals being obtained as and when they are required in accordance with the Law from the relevant Government Authorities in respect of the matters dealt with below, the Parties hereby agree as follows:

1. The Perimeter Landscaped Area is that area of land between the Krooki boundary line facing the Main Road (the "Inner Boundary") and the Main Road (as that term is defined in Schedule 8). The Perimeter Landscaped Area is not within the Project Area and is indicatively shown in the drawing below in this Part C of this Schedule 4.

2. The Project Company and the Government agree that the Project Company shall undertake and perform such landscaping activities within and upon the Perimeter Landscaped Area as the Project Company, in its sole discretion, deems necessary, convenient or desirable to perform in order to beautify, maintain and clean the Perimeter Landscaped Area (the "Landscaping Activities") at the sole cost and expense of the Project Company and the Project Company will not seek reimbursement from the Government for any such Landscaping Activities.

3. The Parties agree that no activities, development or buildings of any kind or nature other than as contemplated by this Development Agreement or as agreed in writing by the Parties will be permitted by the Government or carried out by the Project Company within the Perimeter Landscaped Area at any time after the Execution Date or during the Usufruct Term or any extension thereof, except on those two (2) Plots within the Perimeter Landscaped Area which as of the Execution Date have been registered with the MOH and on which there is located (i) electric power infrastructure, and (b) a football field (collectively, the "Exempted Plots"). Notwithstanding the foregoing sentence, the Government hereby agrees to permit the Project Company, at the Project Company's sole expense, to erect and maintain such directional, advertising and marketing signage relevant to the Omagine Project (the "Omagine Signage") within and upon the Perimeter Landscaped Area as the Project Company, in its sole discretion, deems necessary or convenient.

4. The Government hereby grants the Project Company an easement right from and after the Execution Date and during the Usufruct Term and any extension thereof to (i) enter upon the Perimeter Landscaped Area at any time, (ii) perform the Landscaping Activities, and (iii) erect and maintain the Omagine Signage.

5. The Government will not charge the Project Company any access, use or other such fee or tax of any nature (i) for its Landscaping Activities, or (ii) for, or in respect of, the Omagine Signage, or (iii) in any other respect of the Perimeter Landscaped Area. There shall never be any Usufruct Fee, easement fee or tax due or owing to the Government from the Project Company with respect to the Perimeter Landscaped Area.

6. The Project Company agrees that the restrictions on development within the Perimeter Landscaped Area shall be subject to:

    (i)   any Encumbrance existing as of the Execution Date with respect to the Perimeter Landscaped Area, and

    (ii)   the right of the Government and/or the relevant Private Sector Public Utility Company ("PSUC") to install any public utility infrastructure, equipment or distribution apparatus (collectively "Public Infrastructure") in a location beneath the Perimeter Landscaped Area (an "Underground Location").

SC-4/3

7. The Government hereby agrees that it and/or the relevant PSUC shall:

(i) be responsible to procure and maintain that any Public Infrastructure is installed in an Underground Location, and

(ii) be responsible to maintain all Public Infrastructure existing on the Execution Date within, beneath or upon the Perimeter Landscaped Area, and

(iii) within twenty-four (24) Months after the Execution Date, remove all above ground poles ("Utility Poles") carrying telephone or electricity transmission wires, which Utility Poles are, as of the Execution Date, located within the Perimeter Landscaped Area or the Project Area, and

(iv) move the electricity and telephone wires presently strung overhead on such Utility Poles to an Underground Location.

(All dimensions shown are indicative only)



Part C
The Perimeter Landscaped Area

Part D

Coverage / Variations / DCP Changes

Subject to the appropriate approvals being obtained as and when they are required in accordance with the Law from the relevant Government Authorities the following shall apply in respect of Coverage, Variations, and DCP Changes:

1. **Coverage.**

Notwithstanding Clause 5.1.1, the Parties hereby agree as follows:

The total combined area of the Existing Land at the Execution Date plus the Reclaimed Land after it comes into existence is hereby defined as the "Project Land". The square meter area of Project Land enclosed by a Building as measured at finished ground level and from the perimeter external walls of such Building is hereby defined as the "Building Footprint". Residences are the non-tourism components of the Project and Buildings other than Residences are the tourism components of the Project.

"Coverage" means the sum of all Building Footprints in the Project Area and such Coverage shall not exceed thirty percent (30%) of the Project Land.

The percentage of Project Land used for the non-tourism components of the Project shall not exceed fifty percent (50%) of such Project Land and the remaining Project Land shall be utilized for the tourism components of the Project.

2. **Monitoring and review of the Plans.**

Pursuant to Clause 11.1 of the Development Agreement, the Initial Master Plan which is attached hereto as Schedule 4A is the Initial Master Plan. The Final Master Plan shall be subject to the Approval of the Government pursuant to the provisions of the DCPF and Clause 11.3 of the Development Agreement. Any change to the Plans or to the Final Master Plan (a "Variation") may be brought forth to the Government by application pursuant to Clause 11.5. Any Variations to the Final Master Plan shall be subject to the Approval of the Government pursuant to the provisions of Clause 11.4 and 11.5 and section 2.2 of this Part D of Schedule 4.

This DCP will be prepared by the Project Company and Approved by the Government pursuant to the provisions of the DCPF and Clause 11.2 and Schedule 13. Any change to the Approved DCP (a "DCP Change") may be brought forth to the government by application pursuant to Clause 11.5. Any DCP Changes shall be subject to the Approval of the Government pursuant to the provisions of Clause 11.4 and 11.5 and section 2.1 of this Part D of Schedule 4.

DCP Changes or Variations will be permitted in accordance with the terms of Clause 11. Variations and DCP Changes will be deemed by the Project Company to be either a minor change or a major change. An application to vary any major provision of the DCP must be supported by a written statement demonstrating how the objectives and performance criteria have been satisfied. A minor change does not require Approval from the government. A major DCP change or any Variation that affects the form and substance of the Minimum Build Obligations (a "Material Change") requires the written approval of the Government. The Project Company may approve minor modifications to the DCP without the need to formally amend the DCP. Major modifications to the DCP will require the Approval of the Project Company and the Government, except that the Government may make amendments to the DCP ("Government DCP Amendments") to assure that the DCP is consistent with the Law or the interests of health, safety, security, environmental or public policy. Any application for major DCP Changes made by the Project Company to the Government will clearly demonstrate that:

A)   the application meets the goals and objectives of the DCP; and

B)   compliance with the relevant provision or criteria contained in the DCP is unreasonable or unnecessary in the circumstances that apply.

Formal Approval from the Government of any DCP Change or Variation will be as contemplated by clause 11.5 and section 2.1 or section 2.2 respectively of this Part D of Schedule 4.

2.1 <u>**DCP Changes**</u>

2.1.1   The Parties agree that they foresee the likelihood of DCP Changes occurring as the final detailed design of the Project unfolds.

2.1.2   The Parties agree therefore that if the Project Company wishes to implement a DCP Change it shall give a notice (a "DCP Change Notice") to the Government requesting Approval of such DCP Change together with a reasonable amount of detail to substantiate such DCP Change (a "DCP Proposal") and the following shall apply:

A)   if such DCP Change will not have a Material Adverse Effect upon any development already constructed on land adjoining the Project Area, or is not a Material Change, then the Government shall:

(i)   Approve such DCP Change, and

(ii)   issue any relevant Ministerial Decision of Amendment to the DCP as required by Clause 11.6, and

(iii) take the necessary action to publish any such Ministerial Decision of Amendment as Law, and

(iv)   not unreasonably withhold its Approval of any such DCP Change, or

B)   if such DCP Change is a Material Change, then the Government shall not have any obligation to approve such Material Change but, subject to the Law, shall not unreasonably withhold its Approval of any such Material Change, and

C)   the Government shall ensure that its written response ("Response") to such DCP Change Notice is given within the sixty (60) day period specified in Clause 11.5 (the "Response Period") including ensuring that all relevant Government Authorities analyze any such DCP Proposal and provide their comments, if any, prior to the end of such Response Period, and

D)   within the Response Period, the Government shall give a Response informing the Project Company of its Approval or rejection of such DCP Change or of its granting of an Approval Waiver with respect to such DCP Change, and

E)   if a Response is not received within the Response Period, or if the Government gives a Response which is a rejection, then such shall be a Dispute which shall be resolved pursuant to the provisions of Clause 28.2.

2.1.3   If at any time, based solely on ensuring that the Development Control Plan is consistent with the Law, or the interests of health, safety, security, environmental or public policy (collectively, the "Public Policy Issues"), the Government considers that the Public Policy Issues require a change to the DCP (a "Government DCP Amendment"), then any such proposed Government DCP Amendment may be made by the Government through a decision of the Government. No Government DCP Amendment shall be implemented or made unless and until the Project Company:

A) receives prior written notice thereof (a "Government DCP Change Notice") together with the exact wording of such proposed Government DCP Amendment, and

B) has further been given ninety (90) Business Days from the date it receives such Government DCP Change Notice to give a written Response to the Government with its comments in respect thereof ("Project Company Comments").

2.1.4 The Project Company Comments shall be limited to the effects the proposed Government DCP Amendment or the proposed timing for the implementation thereof shall have upon:

A) the ability of the Project Company to perform its obligations; or

B) the losses of revenue or other losses or costs incurred by the Project Company which may arise as a result of such Government DCP Amendment being implemented and made in the form or at the time contained in the relevant Government DCP Change Notice.

2.1.5 The Project Company Comments shall include its best estimate of the difference between the anticipated effects upon, and financial implications for, the Project Company of:

A) the Government DCP Amendment being implemented in the form contained in the relevant Government DCP Change Notice without the Government taking into account and implementing the Project Company Comments; and

B) the Government DCP Amendment being implemented in a form which is a modification of that form contained in the relevant Government DCP Change Notice, in which modified form the Government does take into account and implements the Project Company Comments.

2.1.6 Upon receipt of any Project Company Comments, the Government shall take such Project Company Comments into account before making any Government DCP Amendment and, where such Project Company Comments would, if implemented, mitigate any adverse effects upon the Project Company in respect of the matters referred to in paragraph 2.1.4 (A) and 2.1.4 (B) above, the Government shall modify its proposed Government DCP Amendment where possible to implement such Project Company Comments and ensure that such Project Company Comments are incorporated into any Government DCP Amendment.

2.1.7 The Project Company may publish the Development Control Plan from time to time upon its websites and copies may be provided to Third Parties.

2.1.8 The Government shall do all things necessary, including issuing any rules, regulations, decisions and passing any Laws in the form of Ministerial Decisions, required to ensure that the Project Company is able to exercise its rights with respect to the DCP and its enforcement as contemplated by the Development Agreement.

2.1.9 Any DCP Change that is Approved, granted an Approval Waiver or determined to be Approved pursuant to Clause 28.2, shall thereupon come into effect and be enforceable under the Development Agreement. The relevant Ministerial Decision of Amendment specified in Clause 11.6 of the Development Agreement shall be promptly issued and published and the DCP or relevant portions thereof or portions of the Development Agreement shall thereupon be deemed so amended and shall thereafter be acted upon and construed by the Parties accordingly.

2.2   Variations

2.2.1   The Parties agree that they foresee the likelihood of Variations occurring as the final detailed design of the Project unfolds.

2.2.2   The Parties agree therefore that:

A) if any such Variation is a minor Variation to the overall concept envisioned by the Final Master Plan then the Project Company shall have the absolute right to implement such minor Variation without any Approval, but

B) if any such Variation is a major Variation to the overall concept envisioned by the Final Master Plan, or a Material Change to the MBO prior to the MBO Completion Date, then such major Variation or Material Change shall require the prior written Approval of the Government, and the Government shall not unreasonably withhold its Approval of any major Variation, and the Government shall not have any obligation to agree a Material Change but, subject to the Law, shall not unreasonably withhold its Approval of any Material Change.

2.2.3   From time to time the Project Company may give a written notice to the Government requesting its Approval of a Variation (a "Variation Notice") together with a reasonable amount of detail to substantiate such Variation (a "Variation Proposal").

2.2.4   The Government shall ensure that its written Response to such Variation Notice ("Response") is given within the sixty (60) day period specified in Clause 11.5 (the "Response Period") including ensuring that all relevant Government Authorities analyze any such Variation Proposal and provide their comments, if any, prior to the relevant Response Date.

2.2.5   within the Response Period, the Government shall give a Response informing the Project Company of its Approval or rejection of such Variation or of its granting of an Approval Waiver with respect to such Variation, and

2.2.6   if a Response is not received within the Response Period, or if the Government gives a Response which is a rejection, then such shall be a Dispute which shall be resolved pursuant to the provisions of Clause 28.2.

2.2.7   any Variation that is Approved, determined to be Approved pursuant to Clause 28.2, or given an Approval Waiver, shall thereupon come into effect and be enforceable under this Development Agreement. The relevant Ministerial Decision of Amendment specified in Clause 11.6 of the Development Agreement shall be promptly issued and published and the Master Plan or portions thereof or portions of the Development Agreement shall thereupon be deemed so amended and shall thereafter be acted upon and construed by the Parties accordingly.

Schedule 4A
Initial Master Plan Drawing


Schedule 4A
Key
1 Pearls
2 Hotel
3 Serviced Chalets
4 Villas / Residential
5 Townhomes
6 Apartments
7 Office
8 Parking
9 Retail / Restaurants
10 Boardwalk
11 Employee Housing
12 Serviced Apartments
May 2007
Omagine

The Parties agree that this Schedule 4A represents the Initial Masterplan concept and that the Final Master Plan will be prepared by the Project Company and Approved by the Government pursuant to the provisions of the DCPF.

Schedule 4E


PHASING
NOVEMBER 2013
PHASE 2
SITE MASS GRADING
PHASE 3
5-STAR HOTEL, PEARL 1
PHASE 8
RESIDENTIAL VILLAS
PHASE 1
DREDGING, MARINE WORKS & BOARDWALK
PHASE 5
4-STAR HOTEL, PEARL 2
PHASE 4
SERVICED APARTMENTS, PEARL 4
PHASE 9
RETAIL
Key
1 Pearls
2 Hotel
3 Serviced Chalets



④ Villas / Residential
⑤ Townhomes
⑥ Apartments
⑦ Office
⑧ Parking
⑨ Retail / Restaurants
⑩ Boardwalk

PHASE 7

OFFICES, TOWNHOUSES, PEARL 5

PHASE 6
4-STAR HOTEL, PEARL 3

SC-4/10

Schedule 5

CORPORATE DOCUMENTS OF PROJECT COMPANY

Attached hereto is the Constitutive Contract of Omagine LLC, an Omani limited liability company (the "Project Company").

The Founder Shareholders of the Project Company are:

- » Royal Court Affairs

- » Omagine Inc., a Delaware USA corporation

- » Journey of Light, Inc., a New York USA corporation

- » Consolidated Contracting Company, S.A., a Panamanian company

- » Consolidated Contractors Co. Oman LLC, an Omani company



الخدمات التجارية الحكومية
Government Business Services
business.gov.om

ســلطنة عُمــان
وزارة التجارة والصناعة
Sultanate of Oman
Ministry of Commerce and Industry

شهادة تسجيل تجاري

تشهد أمانة السجل التجاري بأن

أوماجين   ش م م

OMAGINE   L L C

قد سجل/سجلت تحت رقم سجل تجاري   1080151   بتاريخ   2009/11/23

الشكل القانوني : شركة محدودة المسؤولية(خاضعة لقانون الاستثمار الاجنبي)

المركز الرئيسي: محافظة مسقط/بوشر/العذيبة الجنوبية

وذلك وفقا لأحكام قانون السجل التجاري رقم 74/3م الصادر بتاريخ 1974/5/14م وتعديلاته, واحكام قانون
تنظيم و تشجيع الصناعة رقم 79/1م الصادر بتاريخ 1979/1/4م

ملاحظات:



1. تنتهي صلاحية هذه الشهادة بتاريخ 2014/11/22
2. هذه الشهادة لإثبات التسجيل, وفي حالة طلب معلومات مفصلة يرجع إلى نسخة التسجيل المفصلة المصدقة من أمانة السجل التجاري
3. يجب تقديم طلب التجديد خلال مدة لا تتجاوز الشهر التالي لانتهاء مدة القيد طبقا للقرار الوزاري رقم 1986/121م وتعديلاته

طبعت هذه الشهادة بواسطة: باسم علي تميم الوهيبي   بتاريخ: 2011/09/13

موقع الوزارة : Ministry Website : www.mocioman.gov.om - البريد الإلكتروني E-mail : info@mocioman.gov.om
موقع دائرة خدمات المستثمرين: Investors Services Department Website: www.business.gov.om

SC-5/2

الخدمات التجارية الحكومية
Government Business Services
business.gov.om

سلطنة عُمان
وزارة التجارة والصناعة

Sultanate of Oman
Ministry of Commerce and Industry



CR Number 1080151	1080151 **رقم السجل التجاري**
Commercial Name OMAGINE L L C	**الاسم التجاري** أوماجين ش م م
Legal Status L.L.C (Subject To Foreign Investment Rules)	**الشكل القانوني** شركة محدودة المسؤولية(خاضعة لقانون الاستثمار الاجنبي)
Head Q Muscat Governorate/Bawshar/South Aludhaybah	**المركز الرئيسي** محافظة مسقط/بوشر/العذيبة الجنوبية
P.O.Box: 708 **Postal Code:** 115 **Telephone:** **Fax:** **Email:**	**ص.ب:** 708 **رمز بريدي:** 115 **هاتف:** **فاكس:** **البريد الإلكتروني:**
Establishment Date: 23/11/2009 **Duration:** Unlimited	**تاريخ التأسيس:** 2009/11/23 **المدة:** غير محدد
Registration Date: 23/11/2009	**تاريخ التسجيل التجاري :** 2009/11/23
Expiry Date: 22/11/2014	**تاريخ انتهاء السجل التجاري:** 2014/11/22
Fiscal Year End: 31/12	**تاريخ انتهاء السنة المالية:** 12/31
Cash Capital: 150,000 **Kind Capital:** 0 **Total Capital (Omani Riyal):** 150,000 **No. of Shares:** 1500000 **Share Value :** 0.100	**رأس المال النقدي:** 150,000 **رأس المال العيني:** 0 **رأس المال الكلي (بالريال العماني):** 150,000 **عدد الأسهم:** 1500000 **قيمة السهم:** 0.100
Percentage of Foreign Investment: 70.00	**نسبة الإستثمار الأجنبي:** 70.00
Foreign Company Name	**اسم الشركة الأجنبية**
Legal Status of Mother Company	**الشكل القانوني للشركة الأم**
Country of Origin:	**البلد الأصلي:**

Branches and Commercial Activities	**الفروع و الأنشطة التجارية المسجلة**
Commercial Activities Registered in Headquarter	**الأنشطة التجارية المسجلة بالمركز الرئيسي**
452001:Building and construction contract (general	452001:مقاولات البناء والتشييد (أنشطة عامة للمباني السكنية وغير سكنية

...construction contract (general constructions of residential and non-residential buildings).	432001:...
701002:Renting and operating self-owned or leased real estate (residential and non-residential)	701002:إدارة وتأجير العقارات المملوكة أو المؤجرة (السكنية وغير السكنية)
749913:Management of (showrooms,tourist and industrial projects)	749913:إدارات (الصالات , المشاريع السياحة, المشاريع الصناعية)
551005:Banqueting and ceremony halls and palaces	551005:قصور وصالات الأفراح

أمانة السجل التجاري



Page 1 of 3

2011/09/19



إعادة طباعة :

ahmedalwahiabi

صفحة 1   من 3

E-mail : info@mocioman.gov.om :البريد الإلكتروني - Ministry Website : www.mocioman.gov.om :موقع الوزارة
Investors Services Department Website: www.business.gov.om :موقع دائرة خدمات المستثمرين
Call Center : 24162900 :مركز الاتصال

SC-5/3



Oman عُمان

الخدمات التجارية الحكومية

Government Business Services

business.gov.om

سلطنة عُمان

وزارة التجارة والصناعة

Sultanate of Oman

Ministry of Commerce and Industry

CR Number 1080151	رقم السجل التجاري 1080151
701001:Buying, selling and subdividing real estate into lots.	701001:شراء وبيع الأراضي والعقارات وتقسيمها
Name	الاسم شركة اتحاد المقاولين العمانية ش م م
Commercial Registration Number: 1118005 Limited Liability Partner **Num. and Percentage Shares:** 75000 (5.00)%	رقم السجل التجاري: 1118005 شريك محدود المسؤولية عدد ونسبة الحصص : (5.00)% 75000
Name	الاسم اوماجين انك
Nationality: United States of America Limited Liability Partner 890000 (59.33)%	الجنسية: الولايات المتحدة الأمريكية شريك محدود المسؤولية عدد ونسبة الحصص : (59.33)% 890000
Name	الاسم مكتب شؤون البلاط السلطانى
Nationality: Oman Limited Liability Partner 375000 (25.00)%	الجنسية: عمان شريك محدود المسؤولية عدد ونسبة الحصص : (25.00)% 375000
Name	الاسم شركة إتحاد شركات المقاولات اس إية
Nationality: Panama Limited Liability Partner 150000 (10.00)%	الجنسية: بنما شريك محدود المسؤولية عدد ونسبة الحصص : (10.00)% 150000
Name	الاسم جورنى اوف لايت انك
Nationality: United States of America Limited Liability Partner 10000 (0.67)%	الجنسية: الولايات المتحدة الأمريكية شريك محدود المسؤولية عدد ونسبة الحصص : (0.67)% 10000

Authorized Managers and Signatories

أسماء المفوضين بالإدارة و التوقيع





إعادة طباعة :

ahmedalwahiabi

أمانة السجل التجاري

Page 2 of 3 2011/09/19 صفحة 2 من 3

SC-5/4

Oman عُمان

الخدمات التجارية الحكومية
Government Business Services
business.gov.om

سلطنة عُمان
وزارة التجارة والصناعة

Sultanate of Oman
Ministry of Commerce and Industry



CR Number 1080151 | 1080151 **رقم السجل التجاري**

Name	**الاسم** فرانسيس جوسيف دروهان
Nationality: United States of America	**الجنسية:** الولايات المتحدة الأمريكية
ID Type: Passport **ID Number:** 430642682	**نوع الهوية:** جواز سفر **رقم الهوية:** 430642682
Designation: Authorized Manager - Solely	**صفة التفويض:** مدير مفوض - منفردا
Authorization Type: Full	**نوعية التفويض:** كلي
Authorization Limit: Unlimited	**حدود التفويض:** غير محدد
Notes:	**ملاحظات:**
Registration Date: 11/23/2009	**تاريخ التسجيل :** 2009/11/23

Name	**الاسم** سام حمدان
Nationality: United States of America	**الجنسية:** الولايات المتحدة الأمريكية
ID Type: Passport **ID Number:** 452054653	**نوع الهوية:** جواز سفر **رقم الهوية:** 452054653
Designation: Authorized Partner - Solely	**صفة التفويض:** شريك مفوض - منفردا
Authorization Type: Full	**نوعية التفويض:** كلي
Authorization Limit: Unlimited	**حدود التفويض:** غير محدد
Notes:	**ملاحظات:**
Registration Date: 06/19/2011	**تاريخ التسجيل :** 2011/06/19

أمانة السجل التجاري

إعادة طباعة :

ahmedalwahiabi

Page 3 of 3

2011/09/19

صفحة 3 من 3



E-mail : info@mocioman.gov.om، البريد الالكتروني - Ministry Website : www.mocioman.gov.om، موقع الوزارة
Investors Services Department Website: www.business.gov.om، موقع دائرة خدمات المستثمرين
Call Center : 24162900، مركز الاتصال

SC-5/5

Schedule 6

Minimum Build Obligation

Part A   **MBO Components**

Part B   **Pearl Content Design Brief**

Schedule 6A
MBO Components

The Parties hereby agree as follows:

1.   The seven (7) sphere shaped Buildings, each approximately twenty (20) meters in diameter and identified as item number 1 in the drawing of the Initial Master Plan below in this Schedule 6 are hereby defined as the "Pearls".

        The entertainment content of the Pearls is more fully described in Part B of this Schedule 6 attached hereto.

2.   Two (2) hotel Buildings, one being a five star hotel and one being a four star hotel, and identified as item number 2 in the drawing of the Initial Master Plan below in this Schedule 6, are hereby defined as the "Hotels".

3.   Notwithstanding the definition in Clause 1, the Minimum Build Obligation is comprised of and constitutes the Substantial Completion in accordance with the DCP and the requirements of this Development Agreement of the construction of (a) the seven (7) Pearls, and (b) one (1) of the Hotels.

4.   The Project Company will keep the Government informed regarding the progress of the design and construction of the Minimum Build Obligation via the MBO Report to be delivered to the Government pursuant to Clause 7.1.3.

5.   The Parties agree that the Final Master Plan will be prepared by the Project Company and Approved by the Government pursuant to the provisions of the DCPF.


Key
1 Pearls
2 Hotel
3 Serviced Chalets
4 Villas / Residential
5 Townhomes
6 Apartments
7 Office
8 Parking
9 Retail / Restaurants
10 Boardwalk
11 Employee Housing
12 Serviced Apartments
May 2007
Omagine

(All dimensions shown are indicative only)

Journey of Light, Inc.
Omagine, Inc.
Confidential

PRELIMINARY DESIGN BRIEF

Pearl Content

Imagination. Inspiration. Illumination.



The Omagine Journey

Bringing Oman to the world – and the world to Oman

Oman Pearl • Culture Pearl • Innovation Pearl • Energy Pearl • Sea Pearl • Earth Pearl • Sky Pearl

Based on the true story of Oman and the World, Omagine is a high culture entertainment destination that turns stories into physical places containing indelible experiences designed to ignite the imagination of future generations.

Combining terrific storytelling and impeccable scholarship and research with a variety of technologically advanced communication tools, Omagine will be a remarkable 21st Century immersive experience that offers emotional, physical, and intellectual interactions that amaze, entertain and educate.

Omagine will create memories that last a lifetime.

February 2008
Rev. 3

Copyright © 2008, Omagine, Inc.
Omagine is a Trademark of Omagine, Inc.
All rights reserved

JOURNEY OF LIGHT, INC.

Preliminary Design Brief - Pearl Content

High Level Strategic Vision
February 2008

For use by the professional interpretive designers and content developers to be engaged by Omagine SAOC subsequent to the Effective Date to conceive, design and create the visitor experiences at Omagine.

Omagine's Pearls will be iconic architectural forms housing entertaining tourism visitor experiences unlike anything existing elsewhere. Think of the physical structures, architectural designs and landscaping as the "body". Think of the entertainment content and visitor experiences within the Pearls themselves as the "soul". The body will be strikingly designed and executed to a high level of professional excellence and quality. The soul – providing the intangible messaging essence of the visitor experiences must align with Omagine's strategic vision of:

(i)   providing entertainment with a purpose as a part of a uniquely spectacular tourist experience,

(ii)   inspiring all visitors, especially youth to let their imaginations soar,

(iii)   transferring accurate knowledge and information in a subtle and entertaining fashion,

(iv)   sparking the visitors' imagination and confidence in their own personal potential,

(v)   aligning with the Sultanate's objectives for promoting human capacity building in support of ongoing Government economic and industrial planning efforts,

(vi)   maintaining the Sultanate's culture and rich bio-diversity, and

(vii)   enjoying the entertainment experience.

This preliminary design brief is concerned with the "soul" of the Omagine Pearls - the visitor experiences and content - which will be designed, implemented and updated from time to time - always in alignment with the foregoing objectives. The entertainment content and visitor experiences of the Pearls will be specifically designed to provide "entertainment with a purpose". The focus is on "high culture", science, history and the arts not just "pop culture" although popular culture will not be held in disdain. The journey through, around and among the Pearls tells many stories – all true stories – the stories of Oman, Culture, Innovation, Energy, Sea, Earth and Sky. Stories of interest to all – stories of where we have been – where we are now – and where we are going. The stories will be told in inspiring, illuminating and exhilarating ways by means of the Pearl entertainment content and visitor experiences. The primary focus of the visitor experiences is entertainment but no visitor experience is to be designed unless it is in alignment with the several secondary objectives stated above.

   

The following pages present for each of the Pearls, the preliminary:

1. Goals / Objectives

2. Storyline

3. Selected Experiences *

---

* Omagine will involve renowned scientific, historical and cultural experts from universities (including Farouk El-Baz from Boston University and Omani professors from SQU), government, international institutions, business and specialized NGO's to serve on the "Content Development Advisory Board" (CDAB) for the Pearls. This is done to assure accuracy of content as well as a broad spectrum of intellectual perspective.

The CDAB will advise on the final Design Brief for each Pearl and will collaborate with the professional entertainment and visitor experience designers to be hired by Omagine SAOC in order to assure an integrated, aligned and entertaining visitor experience is achieved.

Welcome to our World
Enjoy the hospitality of the people of Oman and the vision of our illuminating leadership. Partake in our lasting traditions, our treasured ancient cities, our nomadic tribes and our quest for global diversity, peace and prosperity.

Imagine

عمان



THE OMAN PEARL



Discover And Celebrate Oman

THE OMAN PEARL

Goals / Objectives:

- To discover and communicate the story of Oman's people, history, diverse landscape, environment, bio-diversity, cultural heritage and enlightened leadership in a distinctive and inspirational manner.

- To celebrate Oman's past and present as the Sultanate looks to the future.

Storyline:

Wherever you travel in Oman you see the wisdom of preserving the past while developing for the future. Oman is the second largest country in Arabia and boasts a highly diverse topography and climate. It includes part of the central Arabian Desert and the Empty Quarter in the south-west, rugged mountains to the north and fertile plains to the south. Oman's southern coastline is transformed into a tropical paradise for several months each year as west monsoon rains sweep across the Arabian Sea watering ancient Frankincense trees along Oman's southern shores. Fantastic archeological finds bear witness to the human occupation Oman has nurtured since prehistoric times as the tides of early civilization and empire lapped at its shores. The cities of Muscat and Nizwah are a rich blend of ancient and modern architecture and the natural wonders of Salalah, Masirah Island and Wadi Nakhr Gorge demonstrate how tourism and conservation can co-exist in harmony.

In modern times enlightened leadership guided the flowering of the uniquely rich Omani heritage alongside sensible modernization policies enacted for the benefit of Oman and its people. The Sultanate of Oman keeps a watchful eye on its past as it confidently welcomes the innovation and appropriate development of the future. The Oman Pearl will capture and illuminate the essence of the nation's geography, environmental bio-diversity, history, culture and people via film and other festive stories that entertain and inspire visitors as they discover lasting traditions and ancient cities among modern conveniences and friendly people.

Selected Experiences*:

- A stunning motion ride experience that takes visitors on a breathtaking flight of discovery through Oman. Using the latest high definition projection and IMAX technologies the beauty of Oman's coastline, mountains, seas and changing topography is revealed. Hidden beaches, rocky cliffs, majestic forts, empty desert, ancient cities, deep caves and colorful reefs are visited. The diverse grandeur of the desert at night, the ancient cities and modern and ancient wonders will ignite visitors' imaginations inspiring and encouraging them to see more of the country.

- An interactive sports and activity center will provide young and old with the opportunity to take part in "virtual" extreme sports in perfect safety as they hang-glide in the Hajar Mountains, sand-board, or para-surf along the Salalah coast. Excitement and discovery abound in a wide range of entertaining competitions and events that encourage the visitor to explore Oman further.

- An Omani heritage center providing music, dance, historical data and stories via cinema, exhibits and interactive media from around Oman

- A musically guided adventure journey up close and personal (possibly with indigenous animals including the Arabian Oryx, the turtles of Ras Al-Had and the famous Arabian Horses of Oman). The experience - whether live or digital - invites visitors to feel at home and encourages them to explore Oman's amazing wadis, caves and other scenic areas.



Celebrate the **Diversity of World cultures** though an inventive display of art, music, language, cuisine, spirituality, architecture and vibrant forms of cultural diversity

This Pearl provides an insight into the commonality of mankind.



THE **CULTURE** PEARL



THE CULTURE PEARL

Experience The Diversity Of The World's Cultures

Goals / Objectives:

- To celebrate regional and world cultures though inventive, exhilarating and entertaining displays of art, music, architecture, cuisine, fashion, language, spirituality, architecture and vibrant forms of folk knowledge and traditions.
- To expand and illuminate visitors' perceptions and understanding of the contributions and influences of different cultures throughout history.

Storyline:

Oman is close to the lands in which civilization itself originated – the region where the first cities developed around the 'fertile crescent'. As these great civilizations flowered they developed a host of cultural achievements from fine foods and delicacies to great artistic achievements. All around the world there are people with rich and vibrant cultural traditions, making the most of the lands they live in, and everywhere we see the same human needs to create, to develop and to change. Culture never stands still.

In the world's kitchens the fruits of the surrounding fields are now supplemented by exotic tastes from once remote parts of the world. Television and the Internet bring entertainment and knowledge from all parts of the globe and international art markets and museums provide access to the imagination of artists throughout the ages. People everywhere have a need to dress appropriately for the environment in which they live but are never content to simply wear the same things. They look for, discover and develop new fabrics, colors and styles - new fashions with which to adorn themselves and enrich their lives. We live in a ferment of creation, change and enrichment but we need that anchor of the past to help us understand and interpret the present day's hectic pace of cultural exchanges and interactions.

The warmth of our common humanity and experience shines through in all the diverse ways we live, create and experience the world around us. The hospitality of the people of Oman is legendary. They will welcome visitors to share and enjoy the richness of their country and culture - and with the Culture Pearl they will share entertaining - often exhilarating - stories from across the globe's varied cultures.

Selected Experiences*:

- Visitors take a ride-based journey that explores the origins of civilization in Mesopotamia, the flowering of Arabian culture and the transmission to the West by great Arab scholars of the ancient wisdom of Greece. The journey navigates the diverse world cultures of yesterday and today and demonstrates (often in witty and clever ways) the flow of cultural influences between and among the different cultures around the world.
- Around a central stage used for international music performances, fashion shows and other diverting entertainment, visitors relax while enjoying a variety of foods from around the world. The Culture Pearl is also the central hub of the Omagine Film Festival where award winning culture films will be shown and refreshed periodically. [possibly Omagine T.V. – depending upon regulatory requirements and licensing issues]
- A multi-purpose gallery space provides changing exhibitions of works that exemplify the commonality of human experience throughout history and provide a thought provoking look at values and ethics of multiple cultures. These exhibitions may be two or three dimensional art works, literature, music or dance. The arts – in all their forms – have always been an inspirational and illuminating feature in the quest for human development. An adjacent space provides virtual access to the great museums and galleries of the world.
- A media resource center provides a space for visitors (both young and old) to explore and "play with" their own creative abilities in a relaxed and entertaining way. They will have access to the latest technologies demonstrating how they can even create their own media productions. If desired, they can refer and consult with the Culture Pearl's "Omagineers" - experts in art and technology on hand for advice.
- A center of modern Arabian Culture provides music, dance and cinema from around the Arabian world. This includes a digital internet based voting system through which young visitors can review performers and performances and make recommendations for future shows and features.



7

Witness the **achievements** of the World's most innovative people, partnerships and policies. Admire the power of imagination as it sparks new generations of entrepreneurs, inventors and innovators.



THE INNOVATION PEARL



The Innovation Pearl

Connect With The World's Most Remarkable Minds

Goals / Objectives:

- To present experiences demonstrating the achievements of the most innovative people, leaders, partnerships and policies which have shaped the world and advanced economic, scientific and social development.
- To use entertaining concepts and ideas that light up minds and spark imaginations in order to motivate the new generation of entrepreneurs, inventors, risk-takers and innovators who will create the future of the region and the world.
- To cleverly reveal how imagination is the catalyst for innovation and how past innovations are not just history – they actually created new futures.
- To contribute to the development of the "home grown" human capital in Oman and the Arab world that is a requirement for the "Knowledge Society" of the future.

Storyline:

From the cutting edge work in biotechnology taking place on Qeshm Island, to the technologically advanced extraction methods employed in Oman's oilfields, to Masdar, the zero-waste, automobile free, carbon neutral city being developed in the United Arab Emirates, the Arab world is innovating for a better future for mankind. It was during the 'Golden Age' of Islam that Arabic science and technology flowered. Great Arabian thinkers and scientists became familiar with the work of Greek philosophers and scientists such as Euclid, Archimedes and Pythagoras and continued to innovate, to create new ways of thinking and calculating and to invent new devices to solve the problems of the day. The development in the Muslim world of the concept of zero was the basis for all later mathematics. The work of al-Khwarizmi made modern algebra possible. The European Renaissance and subsequent growth of rational thought, experiment and discovery would not have happened without these and other great Arabic discoveries and inventions.

Today science and innovation is pervasive. It surrounds and touches all our lives. Mankind always had the power – but not always the desire - to imagine a better future and create new and innovative ways of living in this world. The Innovation Pearl will include visitor experiences in science, health, tourism, commerce, media and society. The list of complex and elegantly simple innovations and discoveries - penicillin; internet search; overnight express delivery; digital money; blood circulation; the double helix DNA structure; post-it notes - goes on and on.

The future of the region belongs to the present majority of the Arab world population under 16 years of age. The Innovation Pearl seeks to empower them with the dignified self-confidence needed for their successful future. It will excite and entertain them. Sparks of curiosity will unleash the inner-innovators in the Arab youth - helping to cultivate the Arab leaders of business, government and society that the region and the world will need for sustainable growth and a better future for all.

Selected Experiences*:

- Visitors enter a 'time machine' where they witness the great inventions and inventors that have changed our world. The time machine is a large motion simulator with projection windows looking out on the places it visits.
- On leaving the time machine visitors then enter an interactive demonstration area where "Omagineers" assist them to explore the latest innovations and access information about scientific activity today. It's a highly interactive area in which visitors explore the properties of the world around them through a wide range of hands on activities. There are demonstration areas where facilitators can show the work of different scientists, talk to the audience and demonstrate their findings. Animators will be available to help visitors use the exhibits. The area will include demonstrations and exhibits relevant to school curricula.
- Using actors, interactive media, computer generated graphics and simulator technology, visitors to Omagine's Innovation Pearl have the opportunity to see, meet and talk with a number of the great inventors, leaders and most innovative people of the past - people who have shaped the way we live today. Great inventors, scientists and government, military and business leaders from the past will talk about their lives and experiences. The conversations will focus on the character, ethics and imagination of each individual; the hurdles and doubts they had to overcome; and the reasons





they were inspired to take the chances they took to try something new and unique. Examples include: Archimedes; Jabir ibn Hayyan; Al Jazari; Leonardo da Vinci; Einstein; Plato, Salaadin and the philosophers in the Bagdad Academy of Wisdom.   Many characters - innovators from all walks of life - will be chosen from the Arab world. Characters can be re-created in a number of media. Some can be animatronics, some virtual 3D projections and some holographic projections. Other techniques such as 3D characters on large plasma screens, "Pepper's Ghost" or multimedia interactions via 'time machine' consoles may also be used. Large scale video projections onto glass can bring 'real' actors into 3D sets. Some characters are operated by trained animators who conduct conversations with visitors in real time via remote control while other characters converse via interactive screens where visitors choose from a range of questions.

- The Innovation Pearl will personalize the experiences for visitors by allowing them to access a range of animations, simulations, games and tests via smart cards. This entertaining activity will also assess aptitudes for a range of innovations and inspire visitors to positively influence their societies.







10

Admire the power of energy. Learn the relationship between man, natural resources and the natural environment. **Discover the potential** of our natural resources and sustainable efforts aimed at preservation.

Imagine



energy

THE **ENERGY** PEARL



Energize Yourself And The World Around You

Goals / Objectives:

- To entertain visitors with mind-opening experiences demonstrating how our lives are linked to and dependent upon energy - from the food we eat; to the way we entertain ourselves; to the way we organize and run our societies.

Storyline:

The story of energy is the story of the development of mankind and civilization.

Without energy humans could not live. Without energy the infrastructure for, among other things, the world's agriculture, transportation, civil defense, military, waste collection and communications systems would collapse. Without energy plants would wither, animals would die and humans would be unable to use their bodies or brains to accomplish anything.

Energy is captured from the sun by plants which are consumed by humans and animals. Human life depends on the energy acquired from the plants and animals we consume, so we - and all life - are ultimately nourished by the sun. But our societies and the activities of civilization also require energy.

Over millennia the energy acquired from the sun by plants was condensed under immense pressure producing reserves of coal, oil and natural gas around the world. Oil and natural gas from the Middle-East region have been used in a variety of ways for more than 5,000 years. The ancient Sumerians, Assyrians and Babylonians used crude oil from large seeps at Tuttul (modern-day Hit) on the Euphrates River and the fire-worshiping ancient Persians probably had the "eternal fires" of their religion fueled by natural gas seeps. These fossil fuel resources are finite, but the nuclear fusion reactions of the sun as well as the potential energy of wind, plants and the worlds' oceans are vast and sustainable energy resources yet to be fully exploited economically by mankind.

Mankind's first cities were nurtured by the waters of the Tigris and Euphrates rivers in Mesopotamia - the 'land between the rivers'. Here agriculture flourished on lands regularly flooded and fertilized by these waters. The fabulous wealth created by this natural fertility led to the construction of large urban concentrations such as Uruk, Ur and Babylon. Many cities developed around the 'fertile crescent' and in time became the centers of a highly developed Arabian civilization leading to Islam's 'Golden Age' of achievements in culture, science and technology. Further afield culturally distinct civilizations had developed around rivers in Egypt, northern India, China and South America.

These cities and the developing cultures and lifestyles they represented were made possible by the development of settled agriculture, the domestication of animals and the control of energy. Only much later did urban growth and the industrialization of agriculture, transportation, and technology lead to the benefits of higher living standards, cultural flowering and better and longer lives for humans. But such high living standards and levels of growth began to consume ever more energy and produce undesirable by-products that threatened the environment. Conscious that it must create sustainable growth and development, mankind is responding to this looming threat with imaginative and innovative solutions that balance the requirement for desirable and positive growth against any adverse environmental effects. The sun's energy can be captured directly to create electricity or heat and nuclear power plants generate vast amounts of clean carbon-free energy (albeit with not-yet-resolved nuclear-waste disposal problems). Plants can be grown to produce oils and gases for use as fuels. Wind power can be harnessed. Generators can be floated on or in the sea to capture the energy of the tides. The diversity of energy sources yet to be discovered, harnessed and created by mankind in the future - based on nature and on old and new technologies - will continue to fuel humanity's sustainable march to greatness.

The Energy Pearl is about the importance of energy and how it fuels our lives, bodies, minds, cities, farms and technologies. It tells that story while not ignoring the necessity to further develop solutions to the adverse side effects of certain fuels. It celebrates cutting edge solutions and calls upon the youth of the region to "energize" themselves – to see the opportunity, not the problem – to innovate and create the great new scientific discoveries, business enterprises and policies of the 21st century that will carry mankind forward on an enlightened journey of progressive, culturally sensitive and uplifting development of the earth and its resources for the benefit of all.



The Energy Pearl



Energize Yourself And The World Around You

Selected Experiences*:

- Visitors will be slowly spun in their seats as they revolve around a stage viewing unique shows projected onto the inner shell of the Energy Pearl. The various shows focus on energy related stories including the story of how the earth spinning around the sun captures and stores so much of its energy in plants and fossil fuels.
- In a highly interactive fun experience visitors learn the ways in which the energy of the sun, wind and water are captured and used in their day to day lives.
- Visitors may interact with the Energy Pearls' "Omagineers" (or virtually with cutting edge engineers and scientists) to discover ingenious and fun ways of generating and using energy. The inspiring scientific goal of generating clean waste-free energy from nuclear fusion (as the sun does) vs. nuclear fission will be examined.
- Up to the minute science demonstrations facilitated by "Omagineers" will amaze and enlighten visitors about recent advances in biology, DNA mapping and discoveries of how the human body obtains, converts and utilizes energy.
- An entertaining sports and health café provides a non-threatening atmosphere to transmit the most current scientific nutrition advice and best practices – both Eastern and Western – available today for our collective health and well being. Virtual sports celebrities provide advice and describe various fitness technologies. Children and adults can compete in the virtual Omagine Games.
- Futuristic movement based and virtual experiences will allow visitors to explore space in search of energy sources and to interact with science fiction writers, engineers and "Omagineers" about how to exploit the massive energy conversion possibilities of black holes.





Dive into temperate, tropical and polar seas to explore marine life. **Understand** how human relationships with the sea impact marine environments.



THE SEA PEARL



Explore The Seas And Oceans

Goals / Objectives:

- To create imaginative and exhilarating experiences by combining live aquarium life with film projections on water screens.
- To explore Oman's navigational history and the beauty, mystery and bounty of life in the world's oceans and seas.
- To travel with the great explorers (including Omani navigators) as they risk all crossing the oceans and seas in search of new worlds and opportunities that lay beyond the horizon.
- To examine the positive and negative impacts of man's exploitation of the seemingly boundless riches of the oceans and seas.

Storyline:

Stories of the ancient watery highways used by explorers to discover new worlds, by fisherman to feed ever larger populations, by businessmen to conduct international trade and by pirates to pursue their dangerous occupation are the subject of the Sea Pearl.

Arabian ships and explorers have sailed the world's seas and oceans for as long as records have been kept - probably longer. Abul Hasan Al-Masudi journeyed to India and China and visited Oman in 915CE. Another Arabian adventurer Suleiman al-Mahiri sailed the Atlantic, Pacific and Indian oceans - probably visiting the Americas in the process.

Oman's strategic position straddling the trade routes to the Middle East, Asia and Europe made it a centuries-long center of trade and navigation. In the early 19th century Oman became a major maritime power - holding lands as far apart as Baluchistan and Zanzibar. Omani ships traveled around the Cape of Good Hope and an Omani sailing ship visited New York in the mid nineteenth century. These and other great navigators and adventurers wrote extensively of their voyages and discoveries.

Then as now, the seas and oceans were great trading, naval and passenger routes but they also provided livelihoods - and an abundant supply of food - for the people who lived beside them. As the ships of many nations plied the seas and oceans, mankind became aware of the earth's enormity and of the immense diversity of its sea life. Naturally occurring extinction of species continued to occur, but as ever larger fishing vessels ventured ever further over the horizon, the seemingly endless bounty of the seas became threatened. Whale and Cod populations plummeted dramatically and over-harvesting threatened other fish and sea life species. Concerted private, national and international conservation action has resolved some of these problems and is busy working on others. Together the seafaring nations of the world are creating policies to protect the riches of our seas and oceans.

All visitors to the Sea Pearl will leave with the illuminating recognition of the great "gifts of the sea" that have been bestowed upon mankind. In ancient and modern times and certainly in the future, life on earth and man's prosperity will continue to be inextricably linked to the seas. The entertaining experiences will instill a desire to protect and preserve both the seas and the life within them while inspiring future discoveries and sustainable exploitation for the benefit of mankind's future generations.

Selected Experiences*:

- In a unique experience with 4D seating fitted with aquatic tubes, visitors revolve around and/or through a semi-darkened aquarium as barracuda, colorful fish and sea life swim through the audience via the lighted aquatic tubes. This unprecedented experience is accompanied by water curtains and the sounds of the oceans while the Sea Pearl's "Omagineers" explain various species.
- Visitors will partake in experiences – both live and via interactive multi-media technology - featuring many species of unique fish; for example: photo-fores (fish with lights) and the fish with no eyes dwelling in the caves of Oman.
- Seated in a motion-based dhow in the center of a 360 degree projection theatre, visitors will explore the oceans as some of the great Arabian and other maritime explorers narrate the journey. Visitors experience the power of the seas and the endless horizons. They are immersed in the excitement of expeditions, trade routes, landfall in new and strange lands - and narrowly escape an attack by pirates out of Basra.





Explore The Seas And Oceans



- An entertaining and interactive center offering fun packed water rides and experiences (possibly swimming with the dolphins).

- Using simulators visitors pass through a "virtual" ocean of marine wonders, navigate the Gulf of Oman or steer a ship to the ports of Muscat, Sohar or Salalah.

- From viewing platforms visitors may explore the origin and evolution of life in the sea and the societal and economic benefits mankind derives from the seas. The positive and negative impacts - of mankind's relationship with the sea and the marine environment will be demonstrated and examined. The marine environments of the GCC states as well as the world's temperate, tropical and polar areas will be explored.





THE SEA PEARL



See the seven natural and man-made **wonders of the World.** Let the World's healthiest societies inspire you. The Earth Pearl will reflect all inhabitants of our planet, the delicate balance of our biosphere and the systems of life



THE **EARTH** PEARL



THE EARTHPEARL

Enjoy The Wonders Of The Earth

Goals / Objectives:

- To use entertaining stories and experiences to explain the world and its natural and man-made wonders - and its greatest wonder - life.
- To enlighten visitors regarding earth's most admired landmarks and healthiest societies and mankind's influence on life on earth.
- To inspire future generations to cherish and protect the earth, its environment, its animal and plant life - and most importantly - human life.

Storyline:

The many wonders of the natural world include the mountains of the Himalayas, the Great Barrier Reef with its amazing wildlife, the Victoria Falls on the Zambezi River and the ethereal Northern Lights. All this – and much more - astound, amaze and inspire us.

The first noted man-made wonders of the world included many of the great architectural achievements in the Middle-East region including the Hanging Gardens of Babylon and the Pyramids of Giza. One of several World Heritage Sites in Oman, Bahla Fort with its 12 kilometer long walls is a source of wonder. Modern day wonders now also include the Eiffel Tower in Paris, the Taj Mahal in Agra and the World development in Dubai.

Just as the Earth parades its history through majestic mountains, thundering waterfalls, and vast canyons, all over the world mankind has created beautiful structures that bear witness to humanity's rich and varied history. Against this monumental backdrop is the greatest wonder of the earth - life itself.

Life of some kind exists everywhere within the fragile envelope of the earth's crust and atmosphere. Earth's environment has evolved and will always change but as humanity became aware of the need to protect and preserve what it valued, the choices mankind made and will make are crucial for the Earth and its future human generations.

The entertaining experiences of the Earth Pearl will enlighten visitors while inspiring them to protect Earth and life on Earth through careful management of its resources, sustainable exploitation and development and technological advances and breakthroughs.

Selected Experiences*:

- Visitors to the Earth Pearl take an awe-inspiring "journey around the world" in a soaring motion-based theatre experience. They see and "feel" the natural and man-made wonders of present day earth ... cool breezes ... great views. Several different inter-changeable film versions will also show Earth's distant and near past as visitors feel the heat of volcanoes and lava flows as earth takes shape.
- Up-close encounters with some of the strangest animals and most beautiful plants from around the world will delight visitors. "Omagineers" and handlers will show visitors how to touch and hold the various creatures and plants while explaining how they live and survive in the wild and how they benefit the world and mankind.
- Selecting from an interactive database visitors can choose virtual visits to any of the world's landmarks, or to many other listed natural wonders, or take a journey along the ancient Silk Road. A special section will focus on and be dedicated to the natural wonders and landmarks of the Arab and Islamic world.
- Amusing multi-media display presentations will invite visitors to interact with the world's weather systems, population shifts and topographical features while entertaining stories reveal what really lies beneath and upon the surface of a surprising earth.

Engaging exhibitions and interactive activities demonstrate for visitors:

- the secrets of longevity (diet, nutrition, exercise) common to healthy individuals and societies, and
- the delicate balance of Earth's biosphere and how human activity can assist or harm the Earth's self-sustaining systems we all depend upon.
- glimpses of Earth's future, wonders to come and cities of the future.





Explore our place in the universe, the formation of galaxies and the unknown above us. This Pearl takes us to the final frontier with simulated flights, powerful interactive technologies and space telescopes.

Imagine

THE SKY PEARL



Marvel At The Universe Around Us

Goals / Objectives:

- To exhilarate, astonish and inspire visitors with a spectacular outer space show.

- To visualize and (somewhat) explain the miracles of space, solar systems, galaxies, the universe and its billions of stars.

- To observe the movements of the sun, moon and stars that have always dictated the pace of our lives and guided our navigation across the earth.

- To inspire a thirst for further knowledge and discovery as "the sky" continues to reveal new and ever more marvelous secrets.

Storyline:

Early navigators, including those from the Middle-East and Oman, used the sun, moon and especially the stars to guide them across the oceans and seas. Looking to the stars for guidance, man created and built many great observatories most notably in Baghdad and Damascus. New ideas about the movements of the earth, planets and stars were put forward and new methods to measure and predict their movements were developed. Astrolabes and various analog computer devices were invented to predict the timing of events in the heavens. Taqi al-Din invented a clock for astronomical use that showed hours, minutes and seconds with three dials. The clocks used around the world today began as devices to time the movements of the heavens.

This vast knowledge of the skies and the universe was transmitted to the West and further advanced. Understanding more about the universe in which we live is now a common goal of humanity. In addition to the pursuit of pure science, mankind benefits greatly from this increased understanding. Our mobile phones, telephone and internet communications rely on space-based orbiting satellites.

Countries and private companies are developing and testing their own space vehicles. Nations are working together to create an International Space Station. Adventurous tourists are excitedly booking rooms at an already planned space hotel. Man has gone to the moon and returned – several times. Exploratory spacecraft are orbiting, mapping, landing on and exploring far off planets while far out into the solar system the Hubble Telescope is giving us insights into the origin of the cosmos. We are now beginning to see into the furthest reaches of the universe.

What we know and are yet to learn about the ever expanding universe will exhilarate visitors to the Sky Pearl and ignite their imaginations as they see and explore the final frontier of space.

Selected Experiences*:

- Visitors will marvel as they peer from their planetarium seats deep into space at the beginning of time when the dust from exploding stars gathers and condenses into the burning spheres that become our solar system and our planet. "Omagineers" explain that they are witnessing the birth of the universe, the formation of galaxies and the birth and death of stars larger than our sun.

- Using simulation technology visitors take an enlightening journey as they walk on the moon with Farouk El Baz and fly to the stars with Al Adrisi.

- As their seats ascend through the retracting roof of the Sky Pearl, visitors are charmed by a unique view of the Gulf of Oman and the night sky above Omagine.

- During the "pre-flight" show to visit a Space Hotel, visitors learn how many discoveries of the Arabian Golden Age in areas such as algebra and astronomy have made space exploration possible today. After the "flight" arrives an "Omagineer" receptionist takes them on a tour of the hotel during which, through a huge observation window in the Space Hotel's reception area, visitors enjoy a stunning view of earth from space. They visit high-tech luxury rooms, dining areas, space gyms, leisure areas and shops. Each room has windows looking out into space. Visitors might also be taken to a SpacePort where simulator pods take them on short rides into space.



20



Marvel At The Universe Around Us

- In another area of the Sky Pearl, accessible either through the Space Hotel or separately, visitors may design their own space-cities of the future. This is a large scale group game with teams competing to create the most successful future space-cities based on sustainable criteria.

- Nearby at the Sky Pearl's live bird sanctuary, a variety of live performers, multimedia experiences and "Omagineers" are available to guide visitors as they interact with various birds and learn about the relationship between the ecology and the sky species.

- Simulated flights, powerful interactive technologies and space telescopes allow visitors to explore the universe's lights, radio waves and radiations.





THE SKY PEARL



<u>**Schedule 7**</u>

<u>**Project Tasks / Time Schedule**</u>

Part A.   **Project Tasks**

Part B.   **Project Tasks Timetable**

Part C.   **Preliminary Construction Schedule**

Part D.   **MBO Time Schedule**

Part E.   **Phased Construction Schedule**

The Parties hereby agree as follows:

Part A

Project Tasks

1.   The Government hereby grants to the Project Company the right and full authority pursuant to this Development Agreement to perform the Project Tasks and the Project Company accepts the obligation to perform the Project Tasks.

2.   With respect to any Project Task that is a construction activity and is part of the MBO, or the Project Company Infrastructure and Utilities, all or part of such Project Task shall be conclusively deemed to be accomplished when a Completion Certificate to that effect is issued by the Consultant and Approved by the Government.

3.   With respect to any Project Task that is a construction activity and is not part of the MBO, or the Project Company Infrastructure and Utilities, all or part of such Project Task shall be conclusively deemed to be accomplished when a written certificate attesting to the Substantial Completion of such Project Task, which written certificate need not be Approved by the Government, is issued by a specialized independent consultant appointed by the Project Company.

4.   The Project Company may perform the Project Tasks itself or may procure the performance of any or all of the Project Tasks by any person.

5.   Attached hereto as Schedule 7B is the "Project Tasks Time Schedule" which is an indicated time schedule for the start and completion dates (the "Milestone Dates") for the various Project Tasks pertaining to the Development and construction of the Project.

Attached hereto as Schedule 7C is the "Construction Time Schedule" which is an indicated time schedule for the Substantial Completion of all construction activities required for the Omagine Project.

Attached hereto as Schedule 7D is the "Minimum Build Time Schedule" which is an indicated time schedule for the Substantial Completion of all construction activities required to complete the MBO. The Parties hereby agree that the MBO consists of the Substantial Completion of the construction of (a) the seven (7) Pearls, and (b) one (1) of the hotels, as further specified in paragraph 3 of Schedule 6A.

Attached hereto as Schedule 7E is the "Phased Construction Schedule" which is an indicated time schedule for the various phases of all construction activities required for the Omagine Project.

The preliminary Milestone Date for the execution of the Principal Construction Contract is within one year from the Effective Date. After execution of such Principal Construction Contract, the MBO Milestone Dates shall be finalized and linked to the Project Tasks Time Schedule and a revised Schedule 7B, C, D and E shall be issued by the Project Company.

Subject always to the requirements of this Development Agreement in respect of the completion of the MBO within 5 years of the Effective Date, the Project Company shall from time to time update the Construction Time Schedule and the Minimum Build Time Schedule and shall submit such updates to the Government.

Milestone Dates are dates after the Effective Date as shown on the Project Tasks Time Schedule and may be varied from time to time by agreement of the Parties.

Schedule 7B - Project Tasks Time Schedule

Omagine Timetable for Project Implementation



Professional Service
Project Type
Time From Effective Date
1 QTR
2 QTR
3 QTR
4 QTR
5 QTR
6 QTR
7 QTR
8 QTR
9 QTR
10 QTR
11 QTR
12 QTR
13 QTR
14 QTR
15 QTR
16 QTR
17 QTR
18 QTR
19 QTR
20 QTR
21 QTR +
Master Plan / Urban Design
General
Master Plan / DCP / Guidelines / Development Approvals
Public Places and Streetscapes
Construction Sequencing
Environmental / Survey
Environmental
Environmental EIA
Environmental Overview
Infrastructure - All
Infrastructure
Design / Permitting / ENV
Shorework / Utilities / Dredging / Fill Conditions / Roadways
Five Star Hotel
Hospitality
Design
Foundations
Superstructure
Fit-Out
Commission
Four Star Hotel
Hospitality
Design
Foundations
Superstructure
Fit-Out
Commission
Four Star Hotel
Hospitality
Design
Foundations
Superstructure
Fit-Out
Commission
Serviced Apartments
Hospitality
Design
Foundations
Superstructure
Fit-Out
Commission
Serviced Chalets
Hospitality
Design
Sitework
Structures
Fit-Out
Commercial Office 1
Commercial
Design
Foundations / Structure
Commission
Commercial Office 2
Commercial
Design
Foundations / Structure
Commission
Commercial Office 3
Commercial
Design
Foundations / Structure
Commission
Commercial Office 4
Commercial
Design
Foundations / Structure
Commission
Retail
Commercial
Design
Foundations / Structure
Residential Villas
Residential
Design
Pre-Sales
Structures
Finishes
Design
Pre-Sales
Structures
Finishes
Future Phases
Residential Townhouses
Residential
Design
Pre-Sales
Structures
Finishes
Design
Pre-Sales
Structures
Finishes
Future Phases
Residential Apartments
Residential
Design
Pre-Sales
Foundations / Structure
Finishes
Design
Pre-Sales
Foundations / Structure
Finishes
Future Phases
Back of House Support Facilities
Overall Site Needs
Design
Foundations / Structure
Fit-Out
Commission
Parking Structures
Commercial
Design
Foundations / Erection or Cast-In-Place
Entertainment
Entertainment
Design
Foundations / Structure
Fit-Out
Commission
Pearls
Entertainment
Pre-Design
Design
Foundations / Fabrications
Commission
Pearl Systems and Fit-Out
Systems and Fit-Out

Schedule 7C - Project Construction Schedule

Omagine Timetable for Project Implementation



Professional Service
Project Type
Time From Effective Date
1 QTR 2 QTR 3 QTR 4 QTR 5 QTR 6 QTR 7 QTR 8 QTR 9 QTR 10 QTR 11 QTR 12 QTR 13 QTR 14 QTR 15 QTR 16 QTR 17 QTR 18 QTR 19 QTR 20 QTR 21 QTR +
Master Plan / Urban Design
General
Master Plan / DCP / Guidelines / Development Approvals
Public Places and Streetscapes
Construction Sequencing
Environmental / Survey
Environmental
Environmental EIA
Environmental Overview
Infrastructure - All
Infrastructure
Design / Permiting / ENV
Shorework / Utilities / Dredging / Fill Conditions / Roadways
Five Star Hotel
Hospitality
Design Foundations Superstructure Fit-Out Commission
Four Star Hotel
Hospitality
Design Foundations Superstructure Fit-Out Commission
Four Star Hotel
Hospitality
Design Foundations Superstructure Fit-Out Commission
Serviced Apartments
Hospitality
Design Foundations Superstructure Fit-Out Commission
Serviced Chalets
Hospitality
Design Sitework Structures Fit-Out
Commercial Office 1
Commercial
Design Foundations / Structure Commission
Commercial Office 2
Commercial
Design Foundations / Structure Commission
Commercial Office 3
Commercial
Design Foundations / Structure Commission
Commercial Office 4
Commercial
Design Foundations / Structure Commission
Retail
Commercial
Design Foundations / Structure
Residential Villas
Residential
Design Pre-Sales Structures Finishes Design Pre-Sales Structures Finishes Future Phases
Residential Townhouses
Residential
Design Pre-Sales Structures Finishes Design Pre-Sales Structures Finishes Future Phases
Residential Apartments
Residential
Design Pre-Sales Foundations / Structure Finishes Design Pre-Sales Foundations / Structure Finishes Future Phases
Back of House Support Facilities
Overall Site Needs
Design Foundations / Structure Fit-Out Commission
Parking Structures
Commercial
Design Foundations / Erection or Cast-In-Place
Entertainment
Entertainment
Design Foundations / Structure Fit-Out Commission
Pearls
Entertainment
Pre-Design Design Foundations / Fabrications Commission
Pearl Systems and Fit-Out
Systems and Fit-Out

Revision Date: 15th February 2010

Schedule 7D - Minimum Build Obligations Time Schedule

Omagine Timetable for Project Implementation


Professional Service
Project Type
Time From Effective Date
1 QTR
2 QTR
3 QTR
4 QTR
5 QTR
6 QTR
7 QTR
8 QTR
9 QTR
10 QTR
11 QTR
12 QTR
13 QTR
14 QTR
15 QTR
16 QTR
17 QTR
18 QTR
19 QTR
20 QTR
21 QTR +
Five Star Hotel
Hospitality
Design
Foundations
Superstructure
Fit-Out
Commission
Appointment of Theme Park Operators
Pearls
Entertainment
Pre-Design
Design
Foundations / Fabrications
Commission
Pearl Systems and Fit-Out
Systems and Fit-Out

Revision Date: 15th February 2010



Schedule 8

Government Infrastructure Plan

The Parties hereby agree as follows:

Those roads identified below in this Schedule 8 which are to be constructed and maintained by the Government in accordance with the specifications set out in this Schedule 8 are hereby defined as the "Roads". Each of those points on the Inner Boundary (as that term is defined in Part C of Schedule 4) identified below in this Schedule 8 up to which the Government is to construct the Roads is hereby defined as a "Road Connection Point".

Each of those points on the Inner Boundary as shown below, up to which (i) all the required Works for the water utility is to be constructed, and (ii) the water utility is to be delivered by the Government, is hereby defined as a "Water Utility Delivery Point" and the structure, interface and related equipment to be provided by the Government at each Water Utility Delivery Point, necessary to connect the water utility to the PC Distribution Network (as that term is defined in Schedule 18) is hereby defined as a "Water Utility Tie-in".

The Project Company shall not bear any costs related to the design or provision of Government Infrastructure up to the Inner Boundary, and including (a) the Water Utility Tie-ins for the potable water utility and (b) the Road Connection Points, all of which the foregoing (a) and (b) are located on the Inner Boundary, or (c) the Roads, and all such costs shall be borne by the Government.

The Project Company shall not bear any costs with respect to the removal of any buildings or structures in existence in or upon the Project Area as of the Execution Date, and all such costs shall be borne by the Government.

The Parties agree that this Schedule 8 constitutes the minimum requirements for the Government Infrastructure. The locations and specifications of the Roads and water utility are specified in this Schedule 8 and the Ministry of Tourism ("MOT") hereby agrees and consents to such locations and specifications, *provided that*, the Project Company receives the Approval for the final locations and specifications of such Roads and water utility from the relevant Government Authority.

Subject always to this Development Agreement and the Law the Project Company shall have no claim or right of action against the MOT in the event that such relevant Government Authority does not approve the locations and specifications of such Roads and water utility as contemplated by this Development Agreement. The Final Master Plan shall include at least the following with respect to the provision of such Government Infrastructure:

With respect to the Roads and water supply, the Parties hereby agree as follows:

1.   The Government will procure the construction of the:

   a)   Roads to the Road Connection Points and the Inner Boundary, and

   b)   associated pedestrian walkways, curbs and reservations, ancillary hard and soft landscaping, signage and traffic management systems to the Inner Boundary (collectively, the "Road Elements")

   which are to be procured and provided up to the Inner Boundary, plus the procurement, provision and construction of:

c)   the Water Utility Tie-ins, and

d)   all associated infrastructure either outside the Project Area or within the Perimeter Landscaped Area (as defined in Part C of Schedule 4), and associated with any of the foregoing

in accordance with the requirements and specifications set out in this Schedule 8 and in Schedule 17.

2.   The Parties shall grant each other all access and other rights as may be reasonably required for the purposes of the Government's construction, installation or delivery of the Roads, the Road Elements, the connection of the Roads at the Road Connection Points, and for the purpose of the Government's connection of the water utility to each appropriate Water Utility Tie-in.

3.   The Government will procure the supply and delivery of the potable water utility to the relevant Water Utility Delivery Point as set forth in this Schedule 8 and in Schedule 17.

4.   The Government will:

(i)   procure and provide each Water Utility Tie-in for potable water as set forth in this Schedule 8 and in Schedule 17 that is required to connect the potable water utility at each Water Utility Delivery Point, and

(ii)   design, build, install, test, maintain and connect each Water Utility Tie-in and the infrastructure necessary to connect the potable water utility to the PC Distribution Network.

5.   The Government shall, for the purposes of complying with its obligations with respect to the provision of the Government Infrastructure, be granted free access to, and use of, the PC Distribution Network and the Government will procure that all quantities of water consumed or utilized within the Project Area shall be delivered, collected or removed, as the case may be, by underground route and sold and billed directly by the Government to the end user thereof within the Project Area (an "End User").

6.   The Project Company shall liaise closely with the Government with regard to the Government's design, schedule of work, completion and connection of each Water Utility Tie-in at each Water Utility Delivery Point to ensure that such construction and connection takes place in accordance with the relative specification set out in the Final Master Plan.

7.   The Government or the Government company supplying potable water to the Project Area shall procure that the quantities of potable water delivered to End Users shall be determined on a monthly basis by a reading of the relevant End User's meter.

8.   The Government undertakes to Substantially Complete or procure the Substantial Completion of the construction of all pipes, trenches and other related structures up to and including each Water Utility Delivery Point and to the Inner Boundary so that each Water Utility Tie-in has been tested and commissioned and has the full capacity of potable water available for immediate use by End Users not later than the dates specified therefore in Table 8.1 below in this Schedule 8.

9.   The Government undertakes to Substantially Complete or procure the Substantial Completion of the construction of all:

a)   Road Elements, and

b)   Roads up to each Road Connection Point and to the Inner Boundary not later than that date specified therefore in the table below in this Schedule 8.

10.   It is understood and agreed by the Parties that:

a)   except as otherwise stated herein, the Government, at its cost and expense, will procure all property rights, easements or rights-of-way necessary to build, install and deliver:

(i)   the Government Infrastructure and, if applicable, the Private Sector Public Infrastructure and Utilities and any infrastructure associated therewith over, under and/or through the Perimeter Landscaped Area (as that term is defined in Schedule 4) to the Inner Boundary, and

(ii)   the Road Elements; and

b)   the Government shall:

(i)   connect the Roads to the Main Road at the appropriate Road Connection Point, and

(ii)   connect the potable water utility to the appropriate Water Utility Tie-ins at the appropriate Water Utility Delivery Points, and

(iii)   deliver the potable water via the PC Distribution Network to the End Users; and

c)   all references to the location of any Road Connection Point, Water Utility Delivery Point or Water Utility Tie-in in this Schedule 8 or in the drawings contained herein or in this Development Agreement are, notwithstanding anything to the contrary contained elsewhere in this Development Agreement, references to such locations at points on the Inner Boundary. If, for the convenience of the Parties or otherwise, any such Road Connection Point, Water Utility Delivery Point or Water Utility Tie-in is actually located or constructed at a location other than a point on the Inner Boundary, then the Government shall continue to be responsible for the design, construction and completion at its cost and expense of all Government Infrastructure and, if applicable, the Private Sector Public Infrastructure and Utilities up to the Inner Boundary.

11.   Notwithstanding Clause 9.2.4, in the event that the development of the Project Area exceeds the assumptions set out in this Schedule 8 and as contained in the traffic impact assessment or the Final Master Plan, which extra development creates additional demand unable to be supplied from the Government Infrastructure constructed as required by this Schedule 8, the Government or the Private Sector Utility Companies shall, if requested by the Project Company and at the cost of the Project Company, carry out all works as are necessary to expand the Government Infrastructure or Private Sector Public Infrastructure and Utilities in so far as this is necessary to satisfy the additional demand.

**Government Infrastructure**

**Roads & Water Utility Requirements**

**The Main Road**

The timing, capacity requirements and final design of the Government Infrastructure will be contained in the Final Master Plan. Notwithstanding the foregoing, the Parties agree that the Government Infrastructure as Approved shall meet at least the following minimum requirements:

Roads:

a)	Roads to be constructed up to the Inner Boundary:	The Roads shall be at least two (2) lanes in either direction with the appropriate turning lanes, roundabouts, traffic signage and signals. The Roads are to be constructed from the Main Road to the Inner Boundary and through and upon the Perimeter Landscaped Area at the locations indicatively shown on the Roadways Infrastructure and Utilities drawing attached below as Figure 1 to this Schedule 8 (the "Roadways Drawing") and such Roads are to be connected to the four Road Connection Points and to the Inner Boundary at the locations shown indicatively on the Roadways Drawing and definitively in the Final Master Plan. The ultimate disposition by the Project Company of the existing unpaved service road within the Perimeter Landscaped Area or Project Area will be specified in the Final Master Plan. The Roads are to be constructed in accordance with the specifications contained in the Final Master Plan.
b)	Timing for completion:	The Substantial Completion of the Roads will be required within eighteen (18) months after the Effective Date.

**The Roadways Drawing**
(All dimensions shown are indicative only)
Figure 1



SC-8/4

Potable water:

a)	Infrastructure to be constructed:	Underground potable water trunk mains connected to the appropriate connection points at the relevant Water Utility Tie-ins with a capacity sufficient to supply not less than 8,200 cubic meters of potable water per day[a] to the Project Area at the minimum pressure and flow rates to suit the form of Development envisaged by the Development Control Plan.
b)	Points up to which infrastructure for potable water is to be constructed and points at which Water Utility Tie-ins for potable water are to be constructed and connected:	All potable water infrastructure is to be constructed up to the Inner Boundary. The Water Utility Tie-ins shall be situated and constructed at the Water Utility Delivery Points on the Inner Boundary and such points are indicatively marked A, B, and C on the preliminary Water, Communications, Electricity drawing below (the "WCE Drawing") and their precise locations will be definitively shown in the Final Master Plan.
c)	Timing for supply of potable water:	The supply of potable water shall be available commensurate with the start of construction and shall be provided progressively at the volumes requested from time to time by the Project Company to suit the rate of Development as determined from time to time by the Project Company. Table 8.1 below sets out the indicative timing required for the supply of such potable water which timing may be varied by the Project Company from time to time by reasonable notice to the Government.

[a] Assumes that potable water is used for both (i) human use and consumption and (ii) for irrigation purposes. See Schedule 17. If treated sewage is suitable for use as irrigation water the amount of required potable water supply may be reduced.

Table 8.1

Indicative Timing after Approval of the Final Master Plan for supply of potable water

Volume per day (m3)	Months
902	4
1,886	16
4,674	32
5,822	44
6,724	51
8,200	60

SC-8/5

Potable Water Infrastructure & Supply

The WCE Drawing
(All dimensions shown are indicative only)



Infrastructure And Utilities
Water, Communications, Electricity
Connection Points A, B, C

The Main Road

The "Main Road" means 18th November Street and/or the Seeb Coastal Road which as of the Execution Date runs past the Omagine Project and the Perimeter Landscaped Area northwest to Seeb and southeast past The Wave project.

The Main Road is the most important road to the Project. The Main Road, identified below in this Schedule 8 will be used by all tourists, residents and visitors to Omagine.

The Government agrees that the Main Road will have adequate signage, traffic lights and roundabouts and will be sufficient to support the flow and density of projected vehicular traffic.

With respect to those parts of the Main Road running past the Perimeter Landscaped Area, the Government agrees that:

a)   it will repair and maintain the Main Road as necessary or required, and

b)   the Main Road will have at least two (2) lanes in either direction, and

c)   the Main Road will be of at least the same capacity and quality as those parts of the Main Road running past the nearby Wave project.

The Wadi Road

The "Wadi Road" means the paved road which as of the Execution Date connects 18th November Street to the Seeb Coastal Road and runs through the western part of the Existing Land bi-secting the wadi and the Perimeter Landscaped Area in the western part of the Project Area. The Wadi Road joins to a round-about in the northern part of the Existing Land and thereafter runs north-westerly past Seeb and along the coast.

The Wadi Road identified below in this Schedule 8 was constructed by the Government prior to the Execution Date and the Project Company hereby agrees that it will not modify the Wadi Road in any manner without the prior written consent of the Government.

The Government agrees that the Wadi Road will have adequate signage and traffic lights as determined by the Government, that it will be sufficient to support the flow and density of projected vehicular traffic, and that it will be repaired and maintained by the Government as necessary or required.

The Main Road and the Wadi Road



(All dimensions shown are indicative only)



Schedule 9

Civil Defence Facilities

Notwithstanding anything to the contrary contained in Clause 6.12, the Parties hereby agree as follows:

As soon as reasonably possible after the Effective Date, the Project Company will liase with the concerned Government Authorities with respect to any requirement they may have for the provision by the Project Company of Civil Defense Facilities within the Project Area, and in the event that such relevant Government Authorities notify the Project Company that:

1. No CivilDefense Facilities are required within the Project Area, then the Parties hereby agree that Clause 6.12 of the Development Agreement is deleted in its entirety and shall have no further force or effect,

or

2. Civil Defense Facilities are required within the Project Area, then the Parties hereby agree that Clause 6.12 of the Development Agreement is not deleted and shall remain in full force and effect and all dates and time requirements specified in Clause 6.12 which are measured from the Effective Date will instead be measured from the date of any such notification.

<u>**Schedule 10**</u>

<u>**Community Development Plan**</u>

Part A   **Community Development Plan**

Part B   **Community Facilities**

1.   The Project Company's commitment to Community Support

The Project Company understands that the Government of the Sultanate of Oman has created, and is progressively implementing, Vision 2020. This is an integrated strategy for economic diversification, aimed at securing sustainable future economic growth for the Sultanate of Oman. This growth is to be achieved by leveraging current revenues from finite oil and gas reserves, to drive investment in essential infrastructure. In turn, this will support the development of value added, service based industries in Oman. A key focus is the development of the tourism and hospitality industry sector. Large scale developments like the Omagine Project are being designed and implemented in support of this government imperative.

The Project Company recognizes that an imperative of the Government's strategy includes having the Project Company (a) giving preference to Omani goods and services, (b) carefully considering those persons and companies who reside in the vicinity of the Project Area for employment and contracts for the provision of goods and services and (c) the initiation of schemes to enhance the business and employment opportunities for the companies and residents in the vicinity of the Project Area. It is the Project Company's intent and objective to fulfill these foregoing Government objectives. The Project Company has similar aims for its business in Oman and is totally committed to a strategy of positive and progressive Community Support and to, among other things:

- Ensure support from local communities,

- Build strategic alliances with local Omani vendors

- Focus on product and service quality.

2.   Focus on Community Support

The focus of this Community Development Plan will include core areas of the Project Company's business such as contracting and vendor selection for the supply of goods and services.

By using its best efforts to implement a positive and pro-active Community Development Plan, the Project Company believes that it will be possible to progressively maximize the number of Omani contractors and vendors utilized by the Project Company, its Affiliates and Contractors across a wide range of functions.

This Community Development Plan outlines the Project Company's initial approach to Community Support and the provision of Community Facilities. The concepts presented will be used later to shape the Community Development Plan in accordance with the requirements of the Development Agreement.

3.   Sub-contractor Community Support

CCC and all sub-contractors of CCC shall be required by the Project Company to demonstrate their commitment to positive and effective Community Support as a qualification condition within their respective contracts with the Project Company.

Wherever the Project Company and CCC employ sub-contractors, the Project Company's management will ensure that the sub-contractors reflect the Project Company's Community Development Plan in all areas of their contracted activities.

4.   Preferred procurement through Omani organizations

Wherever practical, cost efficient, and quality driven and without compromising established health, safety and environmental (HSE) standards, the Project Company and its Affiliates shall give preference to the procurement of materials, goods and services from Omani organizations, especially such organizations in the vicinity of the Project Area. The Project Company shall also ensure that CCC and any other of its Contractors shall have the same obligation placed on them provided always that the obligation to make such allocation and give such preferences and consideration is contingent upon all commercial terms and conditions for any such commercial transaction being materially the same for such Omani persons as for any other non-Omani person as determined by then prevailing market forces.

5.   Local community contractors

Using these guiding principles, wherever it is relevant and practical, the Project Company will also use its Best Efforts to subcontract with local Omani community contractor organizations and, wherever necessary, will provide them with the necessary guidance and support to ensure that they may also comply with and benefit from the Project Company's Community Development Plan and best working and employment practices.

The Project Company understands that many local community contractor companies were first established in the oil and gas industry sector to help share the benefits of development with the local people who live in the concession areas.

Because many of these organizations are now involved in specialized transport and distribution activities or plant operations, they may be used by the Project Company to provide future support for the development of the Omagine Project.

The Project Company also understands that there is mutual benefit to be gained by making subject matter expert resources available to these organizations in order to improve their competitiveness.

This may be achieved by introducing and developing internationally recognized best practices in business and contract management, operational excellence, and HSE performance.

6.   Responsible corporate citizenship

The Project Company will also investigate opportunities to contribute to the development of the local community within which the Omagine Project is located.

The Founder Shareholders and the Project Company's senior management are convinced that this continuous and positive focus on effective Community Support will optimize business opportunities for Omani companies in the vicinity of the Project Area and will contribute to the welfare of the local community while creating a source of sustainable competitive advantage for the Omagine Project.

7. Community Support targets

Within the time period specified in Clause 7.1.2 (b), the Project Company shall provide a report to the Government reviewing the progress relating to the provisions of Clause 7.1.2 (b) including the number of Omani companies contracting with the Project Company and the percentage of the Project Company's total such contracted expenditures they represent. The Project Company will liaise with the Government on a regular basis. It is expected that the Community Development Plan will be reviewed and updated annually in line with actual performance and business development issues that will become visible as the Omagine Project unfolds.

This approach will ensure that each annual Community Development Plan will be supported by a rolling five year forward view that will help to foster a positive focus on continuous performance.

Lessons learned in each plan year will be consolidated in all future plans to ensure that best practice is continuously improved.

This will ensure that the Project Company will be able to optimize new contracts and new business development opportunities for Omanis.

8. Summary

The Project Company is committed to positive and progressive Community Support. The Project Company will work proactively with all Government Ministries and other Government Agencies to ensure that the Community Development Plan is continuously optimised throughout its operations in the Sultanate of Oman.

The Project Company is convinced that this proactive, progressive and positive commitment to Community Support will create a competitive advantage by enhancing customer satisfaction and will provide a range of sustainable business opportunities for local Omanis in the areas of contracting and supply of goods and services.

Schedule 10

Part B

Community Facilities

Community Facilities:

The Parties hereby agree that the Community Facilities shall be those areas, buildings and open spaces identified as such below and in the Final Master Plan and the Development Control Plan, and being for the use, enjoyment and benefit of the public at large and which shall not generally be for the private or exclusive use of any person except as so noted in the Final Master Plan and Development Control Plan.

A) retail outlets; stores & marketplace

B) restaurants; kiosks

C) entertainment venues; amphitheatre

D) marina

E) Pearl buildings & exhibitions

F) open areas

G) beaches

H) boardwalk

I) roads and pathways within the Project Area

J) Perimeter Landscaped Area

K) marine structures

L) created waterways

M) parks & gardens

N) utility services & drainage

O) parking areas

<u>**Schedule 11**</u>

<u>**Omanisation Plan**</u>

<u>**Preliminary Plan for Human Resource Development and the**</u>

<u>**Community Support Program**</u>

1.   The Project Company's commitment to Omanisation

The Project Company understands that the Government of the Sultanate of Oman has created, and is progressively implementing, Vision 2020. This is an integrated strategy for economic diversification, aimed at securing sustainable future economic growth for the Sultanate of Oman. This growth is to be achieved by leveraging current revenues from finite oil and gas reserves, to drive investment in essential infrastructure. In turn, this will support the development of value added, service based industries in Oman. A key focus is the development of the tourism and hospitality industry sector.

Large scale developments like the Omagine Project are being designed and implemented in support of this government imperative.

The Project Company recognizes that the underpinning imperative of Omani human resource development is at the centre of the Government's strategy in meeting these critical employment driven challenges of His Majesty Sultan Qaboos bin Said's vision.

The Founder Shareholders of the Project Company are very experienced in Oman and other international markets. They have already established themselves as leading integrated project design, development, construction and operations organizations based on strategies of:

❖ Using creativity, innovation and imagination to produce exciting, award winning property developments and content

❖ Maintaining financial flexibility, conservative financial structure and cost controls

❖ Ensuring support from local communities

❖ Maintaining high corporate governance standards

❖ Building strategic international alliances with local operators

❖ Employing effective human resources development strategies

❖ Focusing on product and service quality

❖ Maintaining a robust approach to health, safety and environmental impacts

The Project Company has similar aims for its business in Oman and is totally committed to a strategy of positive and progressive human resource development and Omanisation.

2.   Focus on human resource development and Omanisation

The focus of this strategic Omanisation and human resource development process will be in the core areas of the Project Company's business such as design, development, engineering, contracting, project management, construction, facilities management and large scale, integrated site operations.

By using its best efforts to implement a positive and pro-active human resources development and Omanisation strategy, the Founder Shareholders believe that it will be possible to progressively maximize the number of Omani citizens who are employed within the Project Company, its Affiliates and Contractors across a wide range of functions.

This positive Omanisation strategy will also help to fulfill the Project Company's vision - bringing Oman to the world and bringing the world to Oman.

This Omanisation Plan outlines the Project Company's initial approach to human resource development and Omanisation. The concepts presented will be used later to shape the Omanisation Plan in accordance with the requirements of the Development Agreement.

3.   **International Best Practice**

The Founder Shareholders of the Project Company will bring Best International Practices and proven expertise in a range of value added activities – particularly in project design, development and facilities management of large integrated property developments and associated services as well as a track record of proven ability in Oman of implementing the Government's Omanisation objectives.

4.   **Oman Labor Law**

The Project Company understands that the Oman Labor Law, as promulgated in Royal Decree Number 35 of 2003 is aimed at ensuring fair rights for all workers, whilst giving employment priority for "any Omani who is fit and desirous to work." The clear aim of the Labor Law is that employers shall employ Omani workers to the maximum possible extent.

The establishment of the Project Company's business activities in Oman provides an opportunity for the Project Company to make a significant and positive contribution to Omanisation.

It is the Project Company's intention to progressively optimize Omanisation throughout the Omagine Project and (without compromising the overall operational performance and competitiveness of this important development) give preference to employing Omani citizens who have the necessary experience, qualifications, training, skills and motivation to work productively in a world class business operation.

5.   **Omanisation and personal development**

On mobilizing in Oman, the Project Company intends to advertise locally for suitably trained and experienced staff and will be able to immediately provide a number of direct employment opportunities for qualifying, competent and motivated Omanis.

To support this recruitment activity, a robust assessment, selection and recruitment strategy will be implemented. All staff will be employed on merit and given the opportunity to progress to more senior roles, provided that they demonstrate their commitment to personal development and accept accountability for the continuous delivery of effective performance in everything they do.

The criteria for the assessment, selection and recruitment strategy will be aligned with the Omagine Project's Final Master Plan, the Project Company's needs and requirements and CCC's requirements as General Contractor for the Omagine Project, taking into account the Project Tasks, the skills that will be needed to achieve the tasks, and the availability of Omani citizens who have the essential qualifications, training, skills and motivation to meet these needs.

To ensure that there is a continuous flow of talented Omani citizens to fill job vacancies, the Project Company will detail its plans for an integrated recruitment, training and development program within the Omanisation Plan which shall be delivered to the Government pursuant to the requirements of the Development Agreement.

This approach will ensure that the immediate, midterm and long term staffing requirements for the Project are effectively addressed and Omanisation opportunities continuously maximized.

In searching for suitably talented Omani staff, the Project Company intends to establish links with schools, training providers, colleges and universities. The Project Company will also liaise directly with the Ministry of Manpower.

Because the Project Company will be competing for local Omani talent whilst operating in increasingly competitive commercial markets, senior management will ensure that these assessment, selection and recruitment processes are supported by competence-based training and continuous career development programs, underpinned by an objective performance management system.

Staff will embark upon a structured personnel training and development program. Elements of these programs may be delivered in house, or through approved third party training and work-based education providers. For best value and impact, all training will be underpinned by practical work experience that is focused on the real needs of the business.

These work-based training programs will be completed under the guidance of an experienced line management mentor or coach.

As the Project Company is successful in transferring essential skills and in developing and promoting people, the number of direct and indirect employment opportunities that open up for Omanis will increase accordingly.

The overall aim of the Omanisation Plan will be to ensure that, wherever practical and possible, the organization is staffed by competently trained Omani leaders, managers, supervisors, technicians, specialist and entry level personnel working to uncompromising standards of safety and professionalism.

6.   Responsible corporate citizenship

The Project Company will also investigate opportunities to contribute to the development of the local community within which the Omagine Project is located.

The Project Company's Omanisation Plan will set out the process by which Omani staff will be assessed, selected, recruited, trained, developed, rewarded and managed.

The Founder Shareholders and the Project Company's senior management are convinced that this continuous and positive focus on effective Omanisation will optimize job creation opportunities for Omani staff, support the strategy of the Government and create a source of sustainable competitive advantage for the Omagine Project.

7.   Ministry of Manpower Omanisation targets

The Project Company recognizes that the Ministry of Manpower has overall responsibility for Omanisation and has mandated sector by sector targets for achievement by the private sector.

The Project Company understands that these progressive targets, which were first published in mid 2003, are now to be used for the guidance of responsible employers.

The Project Company's Omanisation Plan will take account of any targets set for the relevant industry sectors. A progressive plan will be developed to ensure that the Project Company meets (and, wherever possible, exceeds) the relevant industry sector Omanisation targets that may be agreed from time to time with the Ministry of Manpower.

The Project Company understands that actual performance against any targets that may be agreed with the Ministry of Manpower will be taken into account when considering the Project Company's application for green card employer status. This requirement is covered in more detail in Paragraph 11 below.

8.   Human resource development and Omanisation planning process

The Project Company is fully committed to Omanisation and this commitment will underpin all the Project Company's assessment, recruitment, selection, career development, succession planning and staff retention policies.

The Project Company's policy will be to select for attitude and train for competence. Wherever this is practical (and subject to the policies put in place by the Ministry of Manpower and the requirements of the Oman Labor Law) applications will be accepted from male and female Omani citizens.

The Project Company may also select some Omani staff who, whilst having the right attitude and motivation, may lack some knowledge, training or skills. These staff will be trained and developed with the goal that they succeed in their job roles.

To ensure career progression and to provide for succession (and provided that it is considered to be in the best interests of the individual and the Project Company's organization), selected staff may also be offered seconded training in other projects or established developments of the Founder Shareholders inside and outside the Sultanate of Oman.

In all cases, the Project Company will use best practice assessment, selection and performance management systems and these will apply equally to all Omani and expatriate staff.

Initial selection of all staff will be on merit. Career progress and promotions will be based on performance.

To ensure the successful transfer of skills, expatriate staff may be required to mentor, coach, train and develop Omani staff who may later replace them in their job roles. All such potential replacements will be conditioned by the needs of the Project Company's organization and the performance of the individuals involved. These skill transfer activities will be a feature of both expatriate and Omani employment contracts and staff performance reviews.

Within the time period specified in Clause 7.1.2 (a), the Project Company shall provide a report to the Government reviewing the progress relating to the provisions of Clause 7.1.2 (a) including the number of Omani persons employed by the Project Company and the percentage of the Project Company's total employees such Omani persons represent. The Project Company will produce an initial Omanisation Plan to cover the five year period from project start up to completion of all construction activities. The Project Company will liaise with the Government on a regular basis. It is expected that the Omanisation Plan will be reviewed and updated annually in line with actual performance, business development and other human resources issues that will become visible as the Omagine Project unfolds.

This approach will ensure that each annual Omanisation Plan will be supported by a rolling five year forward view that will help to foster a positive focus on performance and continuous career development for all staff.

Lessons learned in each plan year will be consolidated in all future plans to ensure that best practice is continuously improved.

This will ensure that the Project Company will be able to optimize new recruitment of Omani staff and make informed career development and succession planning decisions for existing Omani staff based on proven performance and with clear sight of pipeline contracts and new business development opportunities.

In setting up a new operation to develop this complex Project there will be an immediate requirement to rely on the known technical competencies and capabilities of personnel from the Founder Shareholders' organizations and their Affiliates in the United States, Europe, the Middle East and Oman. At the same time, the Project Company proposes to introduce Omanis who meet the relevant selection criteria. These Omani staff will undergo training and development within the Project Company's organization, prior to, or in parallel with, their employment.

As construction activities build to a peak there will be an increasing need to manage the activities of design, engineering and construction contractors, resulting in the need for the Project Company to employ specialist expertise - wherever possible preference will be given to Omanis.

As these activities begin to reduce in the fourth and fifth years, it is expected that the associated reduction in manning will be focused on expatriates. As a result, the Omanisation percentage levels are likely to progressively increase. This approach also provides a mechanism that will become a core aspect of the Project Company's human resource development program. The aim will be to provide increasing responsibility and accountability to those Omani employees who have demonstrated the appropriate knowledge, attitude and competence.

9.   Summary

The Project Company is committed to positive and progressive Omanisation. The Project Company will work proactively with all Government Ministries and other Government Agencies to ensure that Omanisation is continuously optimised throughout its operations in the Sultanate of Oman.

The Project Company is convinced that this proactive, progressive and positive commitment to Omanisation will create a competitive advantage by enhancing customer satisfaction and will provide a range of sustainable employment and career development opportunities for talented Omanis in a wide range of job roles.

Schedule 12

COMPENSATION FORMULAE FOR TERMINATION

1. **Project Company Event of Default**.

   In the event that the Government terminates the Development Agreement for a Project Company Event of Default under Clause 21.1, the following compensation will be due to the Project Company and may be set off against any claims that the Government may have in respect of the relevant Project Company Event of Default and taxes, duties, charges and money due to the Government from the Project Company:

   1.1 **For the Existing Land or Reclaimed Land**.

   The Government shall pay to the Project Company the same per square meter rate for the Freehold Title to the Existing Land, or Reclaimed Land, as was paid by the Project Company to the Government under the request for transfer of the Freehold Title in respect of all such Existing Land or Reclaimed Land transferred by the Project Company back to the Government, subject to a deduction of an amount of fifteen percent (15%) to partly compensate the Government for the missed opportunity value;

   1.2 **For the Completed Infrastructure and the Completed Units**.

   The Government shall pay to the Project Company the Fair Value for the Completed Infrastructure and for the Completed Units.

   1.3 **For the Uncompleted Infrastructure**.

   For only those parts of the Uncompleted Infrastructure for which the Government agrees that it will assume the applicable construction contracts or appoint another developer or contractor to complete the construction of such Uncompleted Infrastructure, the Government shall pay to the Project Company the Fair Value for such parts of such Uncompleted Infrastructure. For those parts of the Uncompleted Infrastructure which the Government will neither assume the applicable construction contracts nor appoint another developer or contractor to complete the construction thereof, the Project Company shall be responsible for returning the relevant parts of the Existing Land back to its original condition so far as is reasonably practicable and taking into account that such relevant part of the Existing Land will not be returned to its original topography and shall hold harmless the Government for any costs of doing so.

   1.4 **For the Uncompleted Units**.

   For only those Uncompleted Units for which the Government agrees that it will assume the applicable construction contracts or appoint another developer or contractor to complete the construction of such Uncompleted Units, the Government shall pay to the Project Company the Fair Value for such Uncompleted Units. For those Uncompleted Units which the Government will neither assume the applicable construction contracts nor appoint another developer or contractor to complete the construction thereof, the Project Company shall be responsible for returning the relevant parts of the Existing Land back to its original condition so far as is reasonably practicable and taking into account that such relevant part of the Existing Land will not be returned to its original topography and shall hold harmless the Government for any costs of doing so.

2. **Set off of Monies by the Government and Claims by the Government**.

2.1 Against the assessed compensation referred to in section 1 above, the Government shall be entitled to set off monies due and owing to it by the Project Company in relation to the Development Agreement and also set off other monies which shall include as a minimum the following items:

    (a) all net profits after interest and taxes made by the Project Company and Landmark Company as indicated in Schedule 24 or any other subsidiary or organization to whom the Project Company may transfer the Project Assets or assign its obligations up to the date of termination of the Development Agreement as finally determined by the Independent Expert Panel;

    (b) compensation for the loss of employment and opportunities for Omani nationals, businesses employed or potentially employed in or by the Project and the damage to the Omani tourism sector which compensation and damage is hereby assessed at a liquidated damages amount of seventeen point five percent *(17.5%)* of the total amount, as finally determined by the Verification Engineer, which would have been spent by the Project Company in relation to any of the Minimum Build Obligations which did not achieve Substantial Completion due to the termination: and

    (c) compensation for the loss of revenue to the Government which revenue would have resulted from the Project proceeding and which compensation is hereby assessed at a liquidated damages amount of five *(5%)* of the total amount, as finally determined by the Verification Engineer, which would have been spent by the Project Company in relation to any of the non-Minimum Build Obligations due to be Substantially Completed within the Minimum Build period which were not Substantially Completed due to the termination.

2.2 If all the money allowed to be set off by the Government pursuant to any section of this Schedule 12 is subtracted from the compensation due to the Project Company pursuant to any section of this Schedule 12 and the result of such subtraction is either zero or a negative number, then the compensation that would otherwise be due to the Project Company hereunder but for such set off shall be zero, *provided that*, notwithstanding the foregoing, this provision shall not in any manner limit the Government's right to make a claim against the Project Company in respect of this or any other failure by the Project Company to faithfully fulfill its obligations under the Development agreement.

3. **Government Event of Default/Government Risk Event/Change of Law**.

3.1 In the event that the Project Company terminates the Development Agreement for:

    i. a Government Event of Default under Clause 21.2; or

    ii. a Government Risk Event under Clause 18.5; or

    iii. a Change of Law under Clause 19.6(d);

the following compensation will be due to the Project Company:

    3.1.1   **For the Existing Land or Reclaimed Land**.

        The Government shall pay to the Project Company:

        (a) the Project Land Market Value for the Freehold Title in respect of all Existing Land or Reclaimed Land transferred by the Project Company back to the Government,

        (b) all sums paid by the Project Company by way of Usufruct Fees which relate to the use of the Existing Land or the Reclaimed Land after the date of the termination,

        (c) the sums the Project Company has paid in accordance with Clause 5.3 and Clause 6.12.1 of the Development Agreement.

    3.1.2   **For the Completed Infrastructure, Uncompleted Infrastructure, Completed Units and Uncompleted Units**.

        The Government shall pay to the Project Company the Market Value of the Completed Infrastructure, Uncompleted Infrastructure, Completed Units and Uncompleted Units.

3.2 Against the assessed compensation referred to in Clause 3.1 above, the Government shall be entitled to set off monies due and owing to it by the Project Company in relation to the Development Agreement together with any claims the Government may have in respect of taxes, duties, charges and money due to the Government from the Project Company.

4. **Force Majeure**.

4.1 In the event that the Development Agreement is terminated due to an Event of Force Majeure under Clause 17, the following compensation will be due to the Project Company:

    4.1.1   **For the Existing Land**.

        The Government shall pay to the Project Company:

        (a) the same per square meter rate for the Freehold Title to the Existing Land or Reclaimed Land as was paid by the Project Company to the Government under the request for transfer of the Freehold Title in respect of all such Existing Land or Reclaimed Land transferred by the Project Company back to the Government;

        (b) any sum paid by the Project Company by way of Usufruct Fees which relate to the use after the date of the termination of the Existing Land or the Reclaimed Land.,

        (c) the sums the Project Company has paid in accordance with Clause 5.3 and Clause 6.12.1 of the Development Agreement.

    4.1.2   **For the Completed Infrastructure, Uncompleted Infrastructure, Completed Units and Uncompleted Units**.

        The Government shall pay to the Project Company the Fair Value of the Completed Infrastructure, Uncompleted Infrastructure, Completed Units and Uncompleted Units.

4.2 Against the assessed compensation referred to in Clause 4.1 above, the Government shall be entitled to set off monies due and owing to it by the Project Company in relation to the Development Agreement together with any claims the Government may have in respect of taxes, duties, charges and money due to the Government from the Project Company.

5. **Freehold Title Transfers and Usufruct Rights**.

5.1 For the avoidance of any doubt, if this Development Agreement is terminated for any reason, then all transfers of Freehold Title to, and sub-usufruct or lease agreements with respect to, Buildings, Units or Plots (the "Properties") to Third Party Purchasers or with Third Party Users that have been completed as at the date of termination and made in accordance with the terms of this Development Agreement, shall not be reversed, voided or otherwise nullified by the Government and the owners or lessees of such Properties will continue to enjoy the rights of a lessee or of an owner of such Freehold Title in respect of those Properties and the provisions of this Development Agreement relating to such Properties, including the Project Company rights, shall continue to apply in relation to such Properties.

5.2 If this Development Agreement is terminated for any reason, then all registered transfers of Usufruct Rights and/or Freehold Title to any Third Party Developer, as at the date of such Termination, with respect to Plots which comprise a Specific MBO shall be governed by Clause 5.4 of the Development Agreement.

5.3 The Government as soon as practicable after the termination under Clause 21.1 of the Development Agreement but no later than one hundred twenty (120) Days after such termination, has the option to acquire the remainder of the Project Area in respect of which Freehold Title has been transferred to the Project Company.

6. **Miscellaneous**.

6.1 The Project Company shall use its reasonable efforts to retain all receipts, payment and contract documentation related to the Project until the MBO Completion Date, and thereafter to the extent they are relevant to the subject matter of this Schedule 12. In the event of the termination of this Development Agreement, such relevant receipts, payment and contract documentation shall be provided to the Independent Expert Panel for its use and consideration in whatever form of valuation is applicable.

6.2 For the purposes of this Schedule 12, if the Parties are unable to agree on what constitutes Completed Infrastructure or Completed Units, then this issue shall be determined by the Verification Engineer.

7. **Schedule 12 definitions**.

The definitions in the Development Agreement shall apply to this Schedule 12 in addition to the following definitions:

"Completed Infrastructure" means all parts of the Project Company Infrastructure and Utilities (up to the nearest completed junction point) that have achieved Substantial Completion as at the date of termination as certified by the Verification Engineer and which is not the subject matter of a Sales Agreement.

"Completed Units" means all Units that have achieved Substantial Completion as at the date of termination as certified by the Verification Engineer and which are not the subject matter of a Sales Agreement.

"Independent Expert Panel" means two (2) qualified independent valuers jointly appointed by the Parties, and failing agreement shall be appointed by the arbitrators, each of which valuer shall be an independent professional with the necessary skills and qualifications, who is not a national of either Party, or a present or previous employee of either Party and who is impartial to the Parties. The independent valuers shall prepare separate valuations and subsequently confer to jointly agree upon one (1) valuation, failing which the independent valuers shall appoint a third independent valuer with the necessary skills and qualifications, who is not a national of either Party, or a present or previous employee of either Party and who is impartial to the Parties and who shall perform an independent valuation and the final valuation shall be the average of the three (3) valuations and such final valuation shall be final and binding upon the Parties. Notwithstanding the foregoing, when making assessments in accordance with the provisions of Clause 2.1 (a) above the Independent Expert Panel shall comprise of qualified and experienced auditors or accountants and such assessments shall be made in compliance with the International Financial Reporting Standards. All other assessments and valuations shall be in accordance with the principles set out in the Royal Institute of Chartered Surveyors Appraisal and Valuation Manual current at the time at which such assessment or valuation has to be made or, if such manual is not in publication at such time, such other valuation convention of a similar nature as is then commonly adopted for valuation purposes and generally accepted by the valuation industry as sound.

"Fair Value" means an assessment made by the Independent Expert Panel assessed at the date of termination of the Development Agreement which shall take into Account the following:

(a) in the case of Completed Units or Completed Infrastructure, all of the Project Company's costs of completing the Units and infrastructure (including the contract price of the relevant construction contracts) or the Market Value whichever is the lower;

(b) in the case of Uncompleted Units or Uncompleted Infrastructure (i) the contract price for consultancy and construction, any amounts paid by the Project Company under those consultancy, construction or other related contracts, the value of the work completed at the date of termination, the cost of any remedial work, the cost to complete the Units or infrastructure, the administration, finance and other charges to be reasonably and properly incurred by the Government in completing the Units and infrastructure or (ii) the Market Value, whichever is the lower;

(c) in the event that the Completed Units, Uncompleted Units, Completed Infrastructure and/or Uncompleted Infrastructure are in substantial compliance with the provisions of the Development Agreement as determined by the Verification Engineer, the provisions of either sub clause (a) or sub clause (b) above will apply, as the case may be, and in the event that such Completed Units, Uncompleted Units, Completed Infrastructure and/or Uncompleted Infrastructure are not in such substantial compliance, then an assessment will be made by the Verification Engineer of the cost of achieving such compliance (provided that if such substantial compliance cannot be achieved then the Government shall not pay for any Completed Units, Uncompleted Units, Completed Infrastructure or Uncompleted Infrastructure to the extent that such substantial compliance cannot be achieved (the "Non-Compliant Construction") and the Government shall be entitled to compensation for the reasonable costs incurred by it for the demolition and removal of the Non-Compliant Construction and the return of the Project Area to its original condition so far as is reasonably practicable and taking into account that the relevant part of the Project Area will not be returned to its original topography). Any future revenue which the Project Company may have derived from the sale, lease or operation of the Completed Units will not be assessed nor form a part of the compensation to be paid by the Government to the Project Company.

"Project Land Market Value" means the difference between Rials Omani one hundred (RO 100) per square meter and the Market Value of the relevant Existing Land and Reclaimed Land at the date of termination, save that the Market Value of such Existing Land or Reclaimed Land shall not in any event exceed Rials Omani three hundred (RO 300) per square meter and such Market Value shall be capped at a maximum of Rials Omani three hundred (RO 300) per square meter at the date of termination. However in the event that the Project Land Market Value is determined to be less than Rials Omani one hundred (RO 100) per square meter then the Project Company shall be paid the actual Land Price paid by the Project Company to the Government for the relevant Existing Land or Reclaimed Land.

"Market Value" means the market value of a Plot or Unit or infrastructure at the date of termination made by an Independent Expert Panel and which shall take into account all the costs, expenses, interest, charges or all matters associated therewith that was, became, or is capable of becoming an expense, cost or charge to the Project Company with respect to, but not limited to, the design, development, construction, management, ownership, disputes or deposition of the Project and the following:

(a) in the case of Completed Units or Completed Infrastructure which are in substantial compliance with the provisions of the Development Agreement as determined by the Verification Engineer, then the valuation shall be in accordance with the above principles;

(b) in the case of Uncompleted Units or Uncompleted Infrastructure the valuation shall take into account such items as the Independent Expert Panel considers relevant, which may include the contract price for consultancy, construction, any amounts paid by the Project Company under those consultancy, construction or other related contracts, the value of the work completed at the date of termination, the cost of any remedial work, the cost to complete the Uncompleted Units or Uncompleted Infrastructure, the administration, finance and other charges to be reasonably and properly incurred by the Government in completing the Uncompleted Units and Uncompleted Infrastructure, and

(c) in the event that the Completed Unit, Uncompleted Unit, Completed Infrastructure or Uncompleted Infrastructure are in substantial compliance with the provisions of the Development Agreement, as determined by the Verification Engineer, the provisions of either sub-clause (a) or sub-clause (b) above will apply, as the case may be, and in the event that such Completed Unit, Uncompleted Unit, Completed Infrastructure or Uncompleted Infrastructure are not in such substantial compliance then an assessment will be made by the Verification Engineer of the cost of achieving such substantial compliance (provided that if such substantial compliance cannot be achieved then the Government shall not pay for any Completed Unit, Uncompleted Unit, Completed Infrastructure or Uncompleted Infrastructure to the extent that such substantial compliance cannot be achieved (the "Non-Compliant Construction") and the Government shall be entitled to compensation for the reasonable costs incurred by it for the demolition and removal of the Non-Compliant Construction and the return of the Project Area to its original condition so far as is reasonably practicable and taking into account that the relevant part of the Project Area will not be returned to its original topography);

"Uncompleted Infrastructure" means those parts of the Project Company Infrastructure and Utilities (from the nearest completed junction point) that as at the date of termination have yet to achieve Substantial Completion as certified by the Verification Engineer.

"Uncompleted Units" means all Units that as at the date of termination have yet to achieve Substantial Completion as certified by the Verification Engineer.

"Verification Engineer" means a qualified experienced independent professional engineer, who shall be jointly appointed by the Parties and failing agreement shall be appointed by the Independent Expert Panel. The costs of the Verification Engineer shall be borne by the Party who is in default and in the case of Force Majeure shall be borne equally by the Parties. The Verification Engineer shall rely fully on any Completion Certificate issued as of the date of any termination of the Development Agreement and for the purposes of this Schedule 12, Substantial Completion shall mean Substantial Completion as evidenced by the existence of any such Approved Completion Certificate, or as certified by the Verification Engineer.

Schedule 13

Development Control Plan

Pursuant to Clause 9.3.4 and Clause 11.1, the Parties agree that (a) the Development Control Plan (the "DCP") together with the Final Master Plan will constitute the principles and guidelines to be observed by the Project Company for the implementation of the Project, and (b) the DCP will be created in accordance with the guidelines set out in the Development Control Plan Framework (the "DCPF").

The DCPF will also guide the process by which the Final Master Plan is created by the Project Company and Approved by MOT.

The Parties hereby agree that the Project Company will prepare and submit its proposed Development Control Plan for the Project to the Government on a Day within one year from the Execution Date (the "Submission Date").

Because of its importance to the Project Company's design activities, the Government hereby further agrees that (i) pursuant to the provisions of Clause 2.1.3, the Government shall Approve, reject in writing, or grant an Approval Waiver with respect to the DCP within forty five (45) Days after the Submission Date, and (ii) failing that, the issuance of the Ministerial Decision referred to in Clause 11.2 shall be deemed to be such Approval of the DCP, and (iii) any failure by the Government to Approve or grant an Approval Waiver with respect to such DCP or to issue such Ministerial Decision within such forty five (45) Day period will be a Dispute which will be resolved pursuant to Clause 28.2 of the Development Agreement.

Schedule 14

Freehold Acquisition Plan in Integrated Tourism Complexes

1. ACQUISITION OF FREEHOLD TITLE

At any time during the term of the Usufruct Agreement, the Project Company, Third Party Developers, Third Party Purchasers and their respective Affiliates shall each have the right to acquire freehold title of any Unit, Plot or sub-Plot of the Project Area ("Freehold Title") from the Government, subject to the Development Agreement (in accordance with the laws and regulations in place) and the terms and conditions as set out hereunder.

2. PROJECT COMPANY'S ACQUISITION OF FREEHOLD TITLE

In the event that the Project Company wishes to acquire a Freehold Title, the Parties shall proceed as follows:

2.1 The Project Company shall give a ninety (90) Days written notice (as per the attached form) to the Government Authorities, pursuant to Clause 27 of the Development Agreement, of its intention to acquire the Freehold Title ("Notice of Intention to Purchase").

2.2 The Parties shall execute thereafter, but no later than ninety (90) Days from the date of delivery of the Notice of Intention to Purchase to the Government, a Freehold Sale and Purchase Agreement for the respective Unit, Plot or sub-Plot of the Project Area ("Purchased Unit"), in the format as required by the Law.

2.3 The registration fee for the transfer of the Freehold Title to the Project Company shall be based on the Land Price.

2.4 Upon the transfer of the Land Price for the respective Purchased Unit and within ninety (90) Days from the Delivery date of the Request, the Government shall transfer the Freehold Title of the Purchaser's Plot to the Purchaser; free from any other Third Party or Customary Rights and do all such things, registration acts and declarations as are necessary for such transfer to become effective as soon as practicably possible.

3. AFFILIATE'S ACQUISITION OF FREEHOLD TITLE

In the event that an Affiliate of the Project Company wishes to acquire a Freehold Title by way of assignment of the right to acquire Freehold Title, the Parties shall proceed as follows:

3.1 The conditions stated in Clauses 4 and 24 of the Development Agreement have been complied with.

3.2 The Project Company shall give a Notice of Intention to Purchase to the Government of its intention for an Affiliate of the Project Company to acquire the Freehold Title.

3.3 The Parties shall execute hereafter, but no later that ninety (90) Days from the date of delivery of the Notice of Intention to Purchase to the Government, a Freehold Sale and Purchase Agreement for the Purchased Unit, in the format as required by the Law.

4. THIRD PARTY DEVELOPER OR THIRD PARTY PURCHASER'S ACQUISITION OF FREEHOLD

4.1   Notwithstanding Clause 1 hereof, the Government shall be under no obligation to transfer Freehold Title directly to Third Party Purchasers of individual residences. In such case, the Project Company or an Affiliate shall purchase the Freehold Title from the Government and register the same, after which time the Freehold Title may then be sold to the Third Party Purchaser or Third Party Developer in accordance with a commercial sales agreement entered into between the Parties. Such commercial sales agreement shall reflect the full commercial value of the building apartment or structure at the time of registration of the transfer of the Freehold Title.

4.2   The Project Company may, at any time, assign the right to acquire Freehold Title to a, Plot or sub-Plot, to a Third Party Developer, a Third Party Purchaser or any of their respective Affiliates. However registration of a Plot or sub-Plot may only occur after Substantial Completion or in accordance with Clause 6.7 of the Development Agreement.

4.3   If the Project Company assigns the right to acquire Freehold Title to any Third Party Developer or Third Party Purchaser, then such Third Party Developer or Third Party Purchaser shall not be entitled to further assign such right to any Third Party.

4.4   At any time after Substantial Completion, or if prior to Substantial Completion upon satisfaction of the requirements set out in Clause 6.7 of the Development Agreement and upon a written request by the Project Company, the Government shall directly transfer a Freehold Title of a Unit to a Third Party Developer or a Third Party Purchaser (each referred to hereinafter as "Purchaser"), provided that the Project Company has:

(a)   declared in writing to the Government that it has executed a valid agreement with the Purchaser regarding the assignment of its Freehold Title acquisition rights under the Development Agreement to the Purchaser;

(b)   requested the Government to register Freehold Title in accordance with the conditions set out in the Development Agreement ("Request");

(c)   provided the Government with all necessary details and copies of documents, as are legally required, for the valid registration of the Purchaser's Unit from the Government directly to the Purchaser; and

(d)   provides evidence that there is deposited into the designated Government Account, the Land Price for the Purchaser's Unit.

4.5   The Government and the Purchaser shall execute not later than thirty (30) Days after the delivery of the Request, a Freehold Sale and Purchase Agreement for the Purchased Unit, whereby the Government's sole consideration shall be the Land Price.

4.6   Upon the transfer of the Land Price for the respective Purchased Unit and within ninety (90) Days from the Delivery date of the Request, the Government shall transfer the Freehold Title of the Purchaser's Plot to the Purchaser; free from any other Third Party or Customary Rights and do all such things, registration acts and declarations as are necessary for such transfer to become effective as soon as practicably possible.

4.7   Subject to Clause 6.7 of the Development Agreement, it is expressly agreed that the registration fees to be charged by the Government for the registration of Freehold Title pursuant to an assignment of a right to acquire Freehold Title will be based in the purchase price paid by the Third Party Developer or Third Party Purchaser (which shall be the full commercial value of the land or buildings) that has been paid or is payable to the Project Company, if such assignment is duly notified to the Government. The Freehold Title must be registered within twelve (12) Months from the date of the completion of the buildings to be erected on the Unit which was subject of the transfer.

For the avoidance of doubt, after Substantial Completion has occurred:

(a)   the Project Company may transfer the Freehold Title to undeveloped Land directly to any Third Party other than to Third Party Purchasers of undeveloped land to be used for individual residential units;

(b)   in case of a sale to Third Party Purchasers of undeveloped land for individual Residence Units, Freehold Title shall only be transferred if the necessary infrastructure and utilities have been substantially completed up to the respective Plot (namely roads, pavements, street lighting, electricity, water and sewage), except where infrastructure falls under the responsibility of a Private Sector Utility Company; and

(c)   the Project Company shall not enter into any new agreements to assign its right to acquire Freehold Title to any Third Party Developers and Third Party Purchasers and the Government shall only transfer Freehold Title directly to the Project Company, or any of its Affiliates, save for transfers or assignments that have been agreed prior to Substantial Completion.

4.8   Within ninety (90) days from the date of signature of any agreement, regarding the assignment of the right to acquire Freehold Title, the Project Company shall inform the Government in writing of the name and address and particulars of the Plot, sub-Plot or Unit relating to the assignment.

5   All references in this SCHEDULE 14 to "commercial value" and the valuation in accordance with Clause 4.7 shall be in the first instance proposed by the Project Company to the Ministry of Housing and in the event that the Ministry of Housing disagrees with the Project Company valuation, then the matter shall be determined in accordance with the Law but must always reflect the Open Market Value that would be assessed by an independent Third Party.

<u>NOTICE OF INTENTION TO PURCHASE</u>

The _____ ("Purchaser") hereby notifies the Government of the Sultanate of Oman ("Seller") of its intention to exercise its right to purchase the following Unit, Plot, sub-Plot of the Project Area in accordance with the form annexed to and accepted by the Ministry of Housing.

<u>**Schedule 15**</u>

<u>**Form of Accession Agreement**</u>

THIS ACCESSION AGREEMENT (this "**Agreement**") is made this [•] day of [•]

BETWEEN

(1)   THE GOVERNMENT OF THE SULTANATE OF OMAN, as represented by the Ministry of Tourism (the "Government"); and

(2)   _____, having its registered address at P.O. Box_____, PC _____, registered in the Sultanate of Oman with commercial registration No. _____ (the "Project Company"); and

(3)   [•] a company incorporated with [_____] under the laws of [•] and whose principal office is at [•] (the "**Third Party Developer**").

WHEREAS

(A)   By a Development Agreement signed between the Project Company and the Government (the "**Development Agreement**"), the Parties assumed certain obligations and liabilities towards each other;

(B)   Pursuant to the Development Agreement a Third Party Developer shall be granted certain rights and assume certain obligations in relation to its specific part of the Project;

(C)   The Third Party Developer has agreed with the Project Company to take over and perform part of the Project and now wishes to become a Third Party Developer as defined under the Development Agreement and have the corresponding rights and obligations there under; and

(D)   The Development Agreement provides that a Third Party Developer taking over part of the Project Tasks shall execute an Accession Agreement in this form.

NOW THIS DEED WITNESSES THAT:

1.   Unless the contrary is stated, words and expressions defined in clause 1 of the Development Agreement shall, insofar as the same are applicable, bear the same meanings in this Agreement.

2.   The Third Party Developer hereby accedes and to the Development Agreement with regard to the development of [INSERT PROJECT] ("_____ Project") and shall be entitled to exercise – jointly with the Project Company - over all rights and obligations related to the _____ Project. The Project Company shall continue to serve as the Government's single point of contact and the Third Party Developer shall process all applications and requests for approvals via the Project Company.

3.   In consideration of its becoming a Third Party Developer under the Development Agreement the Third Party Developer hereby:

    3.1   confirms that it has been supplied with a copy of the Development Agreement and all relevant documents referred to therein;

    3.2   undertakes to the Project Company and the Government that it will from the date hereof be bound by the terms of the Development Agreement and will fulfil, discharge, perform and comply with all the obligations there under in relation to the _____ Project; and

    3.3   undertakes to execute all necessary modifications in the Development Agreement and any other documents related thereto.

4.   The address of the Third Party Developer for the purposes of clause ____ of the Development Agreement shall be [•].

5.   The Third Party Developer shall only be liable under the Development Agreement in relation to the _____ Project and shall not be liable for any acts or omissions of the Project Company.

6.   This Accession Agreement shall be governed by and construed in accordance with the laws of Oman and the provisions for arbitration set out in Clause _____ of the Development Agreement shall be read and construed as applicable to this Accession Agreement.

IN WITNESS WHEREOF this Agreement has been executed and delivered on the day and year first above written.

<u>**Schedule 16**</u>

<u>**Shareholders' Retention Document**</u>

Attached below is a copy of the relevant section of a shareholders' agreement among the Founder Shareholders (a complete copy of which has been provided to the MOT) wherein they all agree to be bound by the Change of Control provisions of the Development Agreement.

The Parties agree that a Change of Control may occur if required by the Law or by the law of the jurisdiction of any Founder Shareholder or pursuant to a listing on the Muscat Securities Market.

<u>**Excerpt from the Shareholders' Agreement among the Founder Shareholders**</u>:

6.1.   <u>**Sales / Transfers**</u>.

6.1.1   Transfers of Shares may be made at any time by any Shareholder subject to the provisions of the Companies Law and the following:

a. Each Party understands and agrees that the transfer by it of Shares is restricted by the terms and conditions of both the Development Agreement and such Party's Subscription Agreement and no Party shall transfer any Shares unless such transfer is permitted under the Development Agreement, such Party's Subscription Agreement, this Agreement and the Law.

**Schedule 17**

Part A   **Utilities Requirements**

Part B   **Private Sector Public Infrastructure and Utilities ("PSPIU")**

**Schedule 17A**

**PROJECTED UTILITIES SERVICE REQUIREMENTS**

The Parties hereby agree as follows:

Each of those points on the Inner Boundary (as that term is defined in Part C of Schedule 4) as shown below, up to which (i) all the required Works for each utility is to be constructed, and (ii) each utility is to be delivered by the relevant Private Sector Utility Company ("PSUC"), is hereby defined as a "Utility Delivery Point" and the structure, interface and related equipment to be provided by the relevant PSUC at each Utility Delivery Point, necessary to connect the relative utility to the PC Distribution Network (as that term is defined in Schedule 18) is hereby defined as a "Utility Tie-in".

**Potable Water Utility Requirements**

See Schedule 8 for potable water utility requirements.

**Utility Requirements other than Potable Water**

The timing, capacity requirements and final design of the Private Sector Public Infrastructure and Utilities will be agreed by the Project Company and the relevant PSUC during the negotiation and preparation of the plan for PSPIU (the "PSPI&U Plan") pursuant to Clause 9.2 and will be incorporated into the Final Master Plan. Notwithstanding the foregoing, the Parties agree that the Private Sector Public Infrastructure and Utilities to be contained in such Final Master Plan shall meet at least the following minimum requirements:

SC-17/1

Treated Sewage.[a]**:**

a)	Infrastructure to be constructed:	Underground Treated Sewage trunk mains connected to the appropriate connection points at the relevant Utility Tie-in with a capacity sufficient to convey to the Project Area not less than 1,050 cubic meters per day of Treated Sewage without surcharge, backup or overflow from the connection point at the relevant Utility Tie-in to the PC Distribution Network and adequate to convey the flow.
b)	Points up to which infrastructure for Treated Sewage is to be constructed and points at which Utility Tie-ins for Treated Sewage are to be constructed:	All Treated Sewage infrastructure is to be constructed up to the Inner Boundary. The Utility Tie-ins for Treated Sewage shall be situated and constructed at the Utility Delivery Points on the Inner Boundary and are indicatively marked S1 and S2 on the preliminary sewage collection drawing below (the "Sewage Drawing") and their precise locations will be definitively shown in the **Final Master Plan.**
c)	Timing for supply of Treated Sewage:	The supply of Treated Sewage shall be available commensurate with the start of construction, and shall be provided progressively at the volumes requested from time to time by the Project Company to suit the rate of Development as determined from time to time by the Project Company. Table 17.1 below sets out the indicative timing required for the supply of such Treated Sewage which timing may be varied by the Project Company from time to time by reasonable notice to the relevant Private Sector Utility Company.

[a] "Treated Sewage" is defined as sewage which (i) has been treated at a sewage treatment facility not owned or operated by the Project Company, and (ii) is conveyed via underground route to the Inner Boundary for use by the Project Company as irrigation water. If the quality of the Treated Sewage (as defined by the chemical parameters enumerated in the Approved PSPI&U Plan and Final Master Plan) is suitable for irrigation water, the Project Company may accept up to 1,050 cubic meters per day of such Treated Sewage.

Table 17.1

Indicative timing after Approval of the Final Master Plan for the supply of Treated Sewage:

Volume per day (m3)	Months
430	8
750	20
1,050	32

Raw Sewage[a] Collection:

a)	Infrastructure to be constructed:	Underground Raw Sewage trunk mains will be constructed and connected by the relevant Private Sector Utility Company to the appropriate connection points at the relevant Utility Tie-in so that the Raw Sewage generated within the Project Area and conveyed within the Project Area via the PC Distribution Network to such Utility Tie-in, will be discharged into the relevant Private Sector Utility Company's Raw Sewage collection system without surcharge, backup or overflow. The aforementioned underground Raw Sewage trunk mains will have the capacity to accept a minimum of 6,400 cubic meters per day of Raw Sewage from the Project Area.
b)	Points up to which infrastructure for Raw Sewage collection and conveyance is to be constructed and points at which Utility Tie-ins for Raw Sewage are to be constructed and connected:	All Raw Sewage infrastructure is to be constructed up to the Inner Boundary. The Utility Tie-ins for Raw Sewage shall be situated and constructed at the Utility Delivery Points on the Inner Boundary and are indicatively marked S1 and S2 on the Sewage Drawing and their precise locations will be definitively shown in the Final Master Plan.
c)	Timing for the availability of capacity for receipt of discharge of Raw Sewage:	The capacity for discharge of the Raw Sewage generated within the Project Area into the Private Sector Utility Company's Raw Sewage collection system shall be available commensurate with the start of construction, and shall be provided progressively at the volumes requested from time to time by the Project Company to suit the rate of Development as determined from time to time by the Project Company. Table 17.2 below sets out the indicative timing required for the availability of such capacity requirements, which timing may be varied by the Project Company from time to time by reasonable notice to the relevant Private Sector Utility Company.

[a] "Raw Sewage" is defined as wastewater and/or sewage which is conveyed via the PC Distribution Network from the Project Area to the appropriate Utility Tie-in and then via underground route to a sewage treatment facility not owned or operated by the Project Company.

Table 17.2

Indicative timing after Approval of the Final Master Plan for the availability of Raw Sewage capacity requirements:

Volume per day (m3)	Months
704	4
2,048	18
3,776	26
5,248	32
6,400	44

The Sewage
Drawing
(All dimensions shown are indicative only)



a)	Infrastructure to be constructed:	Underground electrical cables connected to the appropriate Utility Tie-in with a capacity sufficient to supply not less than 56 mega-watts demand and 537 mega-watt-hours of electricity usage per Day plus such other underground cables, wires and/or pipes or conduits as may be required for fibre optics, telephone and satellite communications' lines in accordance with the specifications shown in the Approved PSPI&U Plan and Final Master Plan and such other Utility services as may be agreed between the Parties from time to time.
b)	Points up to which infrastructure for ET is to be constructed and points at which Utility Tie-ins for ET are to be constructed:	All ET infrastructure is to be constructed up to the Inner Boundary. The two Utility Tie-ins for ET shall be situated and constructed (i) at the Utility Delivery Point on the Inner Boundary indicatively marked as point A on the ET Drawing below, and (ii) at one other redundant Utility Delivery Point to be identified in the Final Master Plan and PSPI&U Plan. The precise locations of the foregoing two ET Utility Delivery Points and Utility Tie-ins will be definitively shown in the Final Master Plan.
c)	Timing for supply of ET:	Supply of ET shall be available commensurate with the start of construction, and shall be provided progressively at the rates requested from time to time by the Project Company to suit the rate of Development as determined from time to time by the Project Company. Table 17.3 below sets out the indicative timing required for the supply of the indicated megawatt hours per Day of electrical power, which timing may be varied by the Project Company from time to time by reasonable notice to the relevant Private Sector Utility Company.

Electricity, Telephone etc. (collectively "ET"):

Table 17.3

Indicative Timing after Approval of the Final Master Plan for the supply of ET:

Megawatt-hours per day	Months
107	5
322	15
429	36
510	44
537	50

The ET Drawing
(All dimensions shown are indicative only)

Infrastructure And Utilities
Water, Communications, Electricity
Connection Points A, B, C

SC-17/6

Schedule 17B

Private Sector Public Infrastructure and Utilities ("PSPIU")

This Schedule 17A and Schedule 17B constitutes the preliminary plan for the PSPIU. Pursuant to the requirements of Clause 9.2, the Project Company and each relevant Private Sector Utility Company ("PSUC") shall meet and agree on the final plan for PSPIU (the "PSPI&U Plan").

The Project Company shall not bear any costs related to the design or provision of the PSPIU up to Inner Boundary and including the Utility Delivery Points and Utility Tie-ins located on the Inner Boundary, and all such costs shall be borne by the relevant PSUC.

The Parties agree that the PSPI&U Plan shall include the terms and conditions contained in this Schedule 17A and Schedule 17B including but not limited to the following:

The Parties agree:

1.   The relevant PSUC will procure the construction of the:

   a)   power supply, and

   b)   discharge of storm water and waste water services,

   which are to be procured and provided up to the Inner Boundary, plus the procurement, provision and construction of

   c)   all Utility Tie-ins, and

   d)   all associated infrastructure either outside the Project Area or within the Perimeter Landscaped Area (as defined in Part C of Schedule 4), and associated with any of the foregoing,

   in accordance with the requirements and specifications set out in this Schedule 17A and Schedule 17B.

2.   The Parties shall each grant to the other and to the relevant PSUC all access and other rights as may be reasonably required for the purposes of the relevant PSUC's construction, installation or delivery of the PSPIU and for the purpose of its connection of the utilities to each appropriate Utility Tie-in.

3.   Except for the potable water utility which will be supplied by the Government, the relevant PSUC will procure the delivery of each utility to the relevant Utility Delivery Point as set forth in this Schedule 17A and Schedule 17B.

4.   The relevant PSUC will comply with the requirements of Part C of Schedule 4 with respect to the removal of (a) transmission lines to an Underground Location, and (b) Utility Poles (as those terms are defined in Part C of Schedule 4.

5.   The relevant PSUC will:

   (i)   procure and provide each Utility Tie-in as set forth in this Schedule 17A and Schedule 17B that is required to connect to each of the utility services supplied at each relevant Utility Delivery Point, and

   (ii)   design, build, install, test, maintain and connect each such Utility Tie-in and the infrastructure necessary to connect each such utility to the PC Distribution Network.

6. The relevant PSUC shall, for the purposes of complying with its obligations with respect to the provision of the PSPIU, be granted free access to and use of the PC Distribution Network and will procure that all quantities of any utility consumed or utilized within the Project Area shall be delivered, collected or removed, as the case may be, by underground route and sold and billed directly by such PSUC to the end user thereof within the Project Area (an "End User").

7. The Project Company shall liaise closely with the relevant PSUC with regard to such PSUC's design, schedule of work, completion and connection of each Utility Tie-in at each Utility Delivery Point to ensure that such construction and connection takes place in accordance with the relative specification set out in the PSPI&U Plan and Final Master Plan.

8. The relevant PSUC supplying any utility to the Project Area shall procure that the quantities of such utility delivered to End Users shall be determined on a monthly basis by a reading of the relevant End User's meter.

9. The relevant PSUC undertakes to Substantially Complete or procure the Substantial Completion of the construction of all pipes, cables and trenches and other related structures up to and including each Utility Delivery Point and to the Inner Boundary so that each Utility Tie-in has been tested and commissioned and has the full capacity of the relative utility available for immediate use by End Users not later than the dates specified above therefore in, as the case may be, Table 17.1, Table 17.2, or Table 17.3 in Schedule 17A.

10. It is understood and agreed by the Parties that:

   a) the Project Company shall not own the Private Sector Public Infrastructure and Utilities and that all Private Sector Public Infrastructure and Utilities shall remain the property of the relevant Private Sector Utility Company; and

   b) the Project Company shall never have any liability to any person resulting from or connected with the existence, use, maintenance or operation of the Private Sector Public Infrastructure and Utilities; and

   c) except as otherwise stated herein, the relevant PSUC, at its cost and expense, will procure all property rights, easements or rights-of-way necessary to build, install and deliver the Private Sector Public Infrastructure and Utilities and any infrastructure associated therewith over, under and/or through the Perimeter Landscaped Area (as that term is defined in Schedule 4) to the Inner Boundary; and

   d) the relevant PSUC shall:

      (i) connect the Private Sector Public Infrastructure and Utilities at the appropriate Utility Delivery Point to the appropriate Utility Tie-in, and

      (ii) deliver the utilities via the PC Distribution Network to the End Users; and

   e) all references to the location of any Utility Delivery Point or Utility Tie-in in this Schedule 17A or Schedule 17B or in the drawings contained herein or in this Development Agreement are, notwithstanding anything to the contrary contained elsewhere in this Development Agreement, references to such locations at points on the Inner Boundary. If for the convenience of the Parties or otherwise, any such Utility Delivery Point or Utility Tie-in is actually located or constructed at a location other than a point on the Inner Boundary, then the relevant PSUC shall continue to be responsible for the design, construction and completion, at its cost and expense, of all Private Sector Public Infrastructure and Utilities up to the Inner Boundary.

   f) Notwithstanding Clause 9.2.4, in the event that the development of the Project Area exceeds the assumptions set out in Schedule 17A and as contained in the traffic impact assessment or the Final Master Plan, which extra development creates additional demand unable to be supplied from the Private Sector Public Infrastructure and Utilities constructed as required by Clause 9.2 and this Schedule 17A and 17B, the Private Sector Utility Companies shall, at the request of the Project Company and at the cost of the Project Company, carry out all works as are necessary to expand the Private Sector Public Infrastructure and Utilities in so far as this is necessary to satisfy the additional demand.

Project Company Infrastructure and Utilities

The Parties hereby agree as follows:

1. The Project Company Infrastructure and Utilities and any other infrastructure within the Project Area that is not Government Infrastructure or Private Sector Public Infrastructure and Utilities will be procured by the Project Company at its sole cost and expense.

2. This Schedule 18 constitutes the preliminary plan for the Project Company Infrastructure and Utilities. The Project Company shall include the final plan for Project Company Infrastructure and Utilities (the "PCI&U Plan") in the Final Master Plan as Approved by the Government.

3. The Parties agree that the PCI&U Plan shall comprise only infrastructure within the Project Area and infrastructure for utilities distribution within the Project Area and shall include the terms and conditions contained in this Schedule 18, including the following:

   a) roads and associated pedestrian walkways, curbs, central reservations, hard and soft landscaping, signage and traffic management systems within the Project Area (collectively "Traffic Elements");

   b) the underground utility distribution network within and throughout the Project Area sufficient to efficiently service the Project Area's requirements for the distribution of such utilities supplied by others (the "PC Distribution Network") for:

      (i) power distribution within the Project Area, and

      (ii) potable water distribution within the Project Area, and

      (iii) treated and untreated sewage distribution within the Project Area, and

      (iv) wastewater distribution within the Project Area, and

      (v) telecommunications, data transmission and data networking distribution within the Project Area, and

      (vi) foul and surface water drainage within the Project Area;

   c) such other utilities distribution apparatus or infrastructure in respect of the Project and within the Project Area as the Project Company may from time to time determine to be useful or convenient.

4. Notwithstanding the definition contained in Clause 1.2 or the right granted in Clause 5.1.14, the Project Company does not have any obligation to develop, build or operate a landfill site or any plant for sewage treatment, waste water treatment, water clarification, purification, desalination or demineralization, electric power generation, or any plant for the production of any utility.

Schedule 18

Project Company utilities distribution
preliminary plan
Within Project Area Only
(All dimensions shown are indicative only)

Infrastructure And Utilities
Water, Communications, Electricity
Connection Points A, B, C

SC-18/1

Schedule 18

Project Company roads
preliminary plan
Within Project Area Only
(All dimensions shown are indicative only)



Schedule 18

Project Company sewage collection
preliminary plan
Within Project Area Only
(All dimensions shown are indicative only)



SC-18/3

Schedule 19

Initial Business Plan

Financial Model

The Parties hereby agree as follows:

Pursuant to the requirements of Clause 6.13.1 the Project Company has delivered its preliminary financial model to the Government prior to the Execution Date.

Since no Governmental company or entity is a shareholder of the Project Company, and since the Ministry of Tourism ("MOT") is a substantial investor in other ITC's and projects competing with the Project Company, all future revisions of the Project Company's Business Plans, including updates to the PFM and related documents, will be shared with the Office of Royal Court Affairs ("RCA") but will not be shared with the MOT or other Governmental Authorities, and all such future revisions shall remain confidential and proprietary to the Project Company.

Notwithstanding the foregoing paragraph, the Project Company will keep MOT updated regarding matters relating to the project financing efforts undertaken by the Project Company and its financial advisers and will, on a regular basis, advise MOT of the results of such project financing efforts.

Pursuant to the Shareholder Agreement among the Founder Shareholders, the Project Company will be capitalized at 26,988,125 Omani Rials (equivalent to approximately 70 million USD) and the Project Company intends to engage BNP Paribas, SA and BankMuscat S.A.O.G. as its financial advisers to arrange any necessary debt financing.

The Percentage ownership of the Project Company is as follows:

Shareholder	Number of Shares	% of total issued Shares
Omagine, Inc.	3,000,000	60 %
Royal Court Affairs	1,250,000	25 %
Consolidated Contracting Company, S.A.	500,000	10 %
Consolidated Contractors Co. Oman LLC	250,000	5 %
TOTAL	5,000,000	100.0%

Schedule 20

PRINCIPLES OF THE DIRECT AGREEMENT

The Government agrees that it will acknowledge the rights of the Lenders as requested by the Project Company in the form and substance in accordance with the following principles:

1) At the request of the Project Company, the Government shall grant Lenders direct Usufruct Rights as specified in the Development Agreement, the Usufruct Agreement and the Amendment (as defined in Clause 9.6.4) entered into between the Government of the Sultanate of Oman represented by the Ministry of Tourism and Omagine LLC (the "Usufruct Agreement").

2) At the request of the Project Company, the Government shall enter into Direct Agreements with Lenders acknowledging their rights by way of Security Interests over certain assets of the Project Company including an assignment to the Lenders of the Development Agreement, the Usufruct Agreement, other related agreements, and the Project Assets which, inter alia, may entitle the Lenders to assume control of such assets, assume certain rights under those agreements, including a Step-In Right under the Development Agreement and/or the right to appoint appropriate personnel, contractors or the Project Company to assume, at all times subject to the relevant agreements, control of such assets.

3) By providing reasonable assurance and co-operation or by entering into one or more Direct Agreements pursuant to Clause 22.3 of the Development Agreement and this Schedule 20, the Government shall not be required or be deemed to assume any additional obligations under such Direct Agreements other than the specific obligations the Government assumes pursuant to such Direct Agreement nor to lose any rights which it may have under the Development Agreement.

4) Any assignment by the Project Company by way of Security Interests as provided above shall not relieve or in any way discharge it from the performance of its duties and obligations under the Development Agreement.

5) Pursuant to Clause 21.1.4, the Government undertakes that if the Lenders exercise their Step-In Rights then for a period of ninety (90) Days after the date of exercising their Step-In Rights ("Suspension Period") the Lenders shall be entitled to a suspension of the Government Termination Notice.

6) The Government undertakes to withdraw its Government Termination Notice and to continue the Development Agreement and the Usufruct Agreement in full force and effect and not to take any action with regard to a Government Termination Notice in relation to any Project Company Event of Default at the end of the Suspension Period relating thereto:

    (a) if the Government is satisfied, acting reasonably, that such Project Company Event of Default no longer subsists; or

    (b) if in respect of any Project Company Event of Default the Government is satisfied, acting reasonably, that Project Company Event of Default has been remedied; or

    (c) if the Project Company Event of Default is not capable of remedy, the Lenders have undertaken to pay compensation for the Project Event of Default;

    in each case any compensation due and payable by the Project Company to the Government resulting from the Project Company Event of Default having been paid by the Lenders or a bank guarantee or other assurance of payment satisfactory to the Government, acting reasonably, having been provided by the Lenders in respect of any such compensation.

7) The Project Company shall, in accordance with the terms and conditions of the Development Agreement and this Schedule 20, have the right to assign to third party Lenders all rights granted to it pursuant to the Development Agreement and the Usufruct Agreement.

Schedule 21

CODE OF PRACTICE

Section 1

The General Principles as are stipulated by the Government to apply to all Codes of Practice.

GENERAL PRINCIPLES OF THE CODE OF PRACTICE

1. Adoption and implementation of Best International Practices.

2. Transparency in the way services and costs are managed and administered.

3. Costs and services contracts to be kept under regular review.

4. Project Company's service fee to be not more than fifteen percent (15%) of the fees, charges, costs, service charges, levies, licence fees, rates, rental fees and the like as the Project Company deems appropriate to compensate it for the cost of the Civil Defence Services and the landscaping activities in the Project Area and in the Perimeter Landscaped Area, or the administration, maintenance, operation, servicing and management of all or part of the Project Area, Community Facilities or Project Company Infrastructure and Utilities [including connection or consumption charges] (collectively "Charges"), and subject to and in accordance with the Code of Practice, the Project Company shall have the exclusive right to levy Charges on Third Parties and to administer and secure payment of such Charges from any person.).

5. Service quality to be appropriate to location, use and character of asset.

6. Service standards to reasonably ensure value for money.

7. Standard of services to be reasonably monitored by the Project Company.

8. Apportionment of costs to be on a fair and reasonable basis, applied fairly and consistently throughout the Project Area, to the extent that is reasonably possible and subject to the approved Final Master Plan.

9. Reasonable provision of estimates of likely Charges prior to each year and clarification and audit of accounts following year's end.

10. Sinking fund monies, if any, to be held on trust in a bank.

11. Audited annual accounts, by external independent international firm of auditors licensed to practice in the Sultanate of Oman.

12. Contractual commitments to the Code of Practice to be included in all Sales Agreements and rental contracts. Standard form of Sales Agreement in use from time to time to be provided to the Government upon request, for its information.

13. The above principles are to be elaborated and together with the General Powers in Relation to Administration set out in Section 2 below, shall become the detailed Code of Practice. A draft of the Code of Practice shall be provided to the Government within three (3) months of the Effective Date for review and comments prior to issue. In the event the Government believes the Code of Practice is not in accordance with the above principles, the Project Company shall, by consent or by arbitral order, amend the Code of Practice to comply with such principles. The Code of Practice shall be incorporated by reference into the Final Master Plan as part of the Standards.

Section 2

1. **GENERAL POWERS IN RELATION TO ADMINISTRATION**

1.1 **Administrative Function**

The Project Company shall in general take all actions necessary to control, manage and administer the Project for the benefit of itself and Third Parties. In particular, but without prejudice to the generality of the foregoing, the Project Company shall:

1.1.1 take such action as may be reasonably necessary to enforce payment of monies due to it, including Charges, or compliance with obligations owed to it in whatsoever capacity by Third Parties and each of them;

1.1.2 make such rules and regulations not inconsistent with this Code of Practice:

(a) for the furtherance and promotion of any of the purposes of this Code of Practice;

(b) as to what constitutes appropriate use of any part of the Project Area, Community Facilities, Plots, Units or Buildings;

(c) as to the resolution of disputes;

(d) as to the levy and collection of Allocated Service Charges (as that term is hereinafter defined);

(e) for the better management of the Community Facilities and the administration and governance of the Project Area generally.

1.2 Managing Agent

The Project Company shall always have the power from time to time to appoint pursuant, to a written contract, a manager or managing agent ("Manager") to control, manage, maintain and administer the Project and Community Facilities or any aspect of the Project Area and exercise such powers and duties as may be entrusted to such Manager, including the power to collect Allocated Service Charges.

2. **BUDGET AND SERVICE CHARGES**

2.1 **The budget and determination of service charges**

2.1.1 The Project Company shall, at least two (2) Months prior to the end of each calendar year, prepare a budget of its forecasted income and expenditures for the next financial year in relation to the performance of its obligations in respect of the Community Facilities and together with all administrative and other expenses relating thereto for which the Project Company is responsible and any amount proposed to be held in reserve in respect of future maintenance, repairs, Charges or capital expenditures. Provision shall be made for Charges including, but not limited to, the following:

  a. cleaning, maintaining and repairing the Community Facilities (including all media for the supply of heat, air cooling, electricity, gas, water, sewerage, energy, telecommunications, data and other services and utilities forming part of the Community Facilities);

  b. lighting the Community Facilities and cleaning, maintaining, repairing and replacing lighting machinery and equipment in and on the Community Facilities;

c. cleaning, maintaining, repairing and replacing refuse bins in or on the Community Facilities;

d. cleaning, maintaining, repairing and replacing signage in and on the Community Facilities;

e. expenses in respect of security for the Project, including cleaning, maintaining, repairing, operating and replacing security machinery and equipment (including closed circuit television) in or on the Community Facilities;

f. cleaning, maintaining, repairing, operating and replacing fire prevention, detection and fighting machinery and equipment and fire alarms in or on the Community Facilities;

g. maintaining the landscaped and grassed areas of the Community Facilities;

h. any other service, utility or amenity that the Project Company may in its discretion provide for the benefit of residents, visitors or other Third Parties with respect to the Project Area;

i. maintenance expenses;

j. insurance premiums;

k. expenses and costs in respect of services;

l. municipality charges and/or other taxes and/or costs;

m. administrative and professional expenses;

n. management fees and Manager fees; and

o. provision for future maintenance and repairs or capital expenditures.

2.1.2   The costs are the total of:

(a)   the whole of the costs of:

(i)   providing the above items and services in accordance with the requirements of this Code of Practice and the Development Agreement;

(ii)   the supply and/or removal of electricity, gas, water, sewerage and other utilities to and from the Community Facilities;

(iii)   complying with the recommendations and requirements of the insurers of the Project Company (insofar as those recommendations and requirements relate to the Community Facilities);

(iv)   complying with all laws relating to the Community Facilities or their use, or any Works carried out at them, and relating to the use of all service media, machinery and equipment at or serving the Community Facilities and to any materials kept at or disposed of from the Community Facilities;

(v)   complying with any Third Party rights insofar as they relate to the Community Facilities;

(vi)   taking any steps (including legal proceedings) that the Project Company considers necessary or proper to prevent or remove any encroachment over the Community Facilities or to prevent (other than as contemplated by this Development Agreement or the Finance Agreements) the acquisition of any right over the Community Facilities or over all or any part of the Project Area or to remove any obstruction to the flow of light or air to the Community Facilities or to all or any part of the Project Area; and

(vii)   any other costs that arise due to an event of material unforeseen expense (such as, but not limited to, remedy of unsafe conditions or to comply with the Law), and

(b) the costs, fees and disbursements (on a full indemnity basis) of:

(i) any Manager employed by the Project Company for the carrying out and provision of the above services or, where a Manager is not employed, a management fee for the same; and

(ii) accountants employed by the Project Company to prepare and audit the cost and Charges accounts; and

(iii) all municipality or Governmental charges, taxes, fees and impositions payable in respect of the Community Facilities, their use or any Works carried out in or upon them.

2.1.3   In compiling the budget as required in paragraph 2.1.1 the Project Company shall ensure that:

(a)   the Charges shall be allocated to the relevant Third Parties according to a fair proportion;

(b)   any Plot, Unit or Building or portion thereof dedicated to the exclusive use of the Government or any Private Sector Utility Company (each, an "Excluded Party") and accepted by such Excluded Party may be included in the calculation of overall Charges but such Excluded Party shall be excluded from any obligation to pay any Charges;

(c)   liability for payment to the Project Company of a pro-rata portion of the above Charges shall vest in each relevant Third Party at the time such pro-rata portion of the above Charges becomes due. The authority and right to collect Charges from Third Parties may be delegated by the Project Company to the Manager;

(d)   cost overruns or savings from prior years shall be brought forward for debit or credit as the case may be; and

(e)   in the event of a material unforeseen expense (such as to remedy unsafe conditions or to comply with the Law) the Project Company may, pursuant to paragraph 2.2.5, amend the budget during the course of a fiscal year and, in such an event, shall provide appropriate written notice thereof and the reasons therefore to the relevant Third Parties.

2.2   Collection of Service Charges

2.2.1   Promptly after finalising a budget for any calendar year, the Project Company shall, in accordance with the provisions of Paragraph 2.1.3 (a) above, allocate a portion of the total amount of the Charges for such calendar year to each individual relevant Third Party (each such allocation being an "Allocated Service Charge") and upon the delivery of a written notice (either by hand delivery to the address of the relevant Third Party or by deposit in the mail addressed to such Third Party) of such Allocated Service Charge to each such respective Third Party, each such Allocated Service Charge shall become due and payable by the respective Third Party to the Project Company. All Allocated Service Charges shall be paid in quarterly instalments in advance on the first Day of each calendar quarter of the calendar year to which such Allocated Service Charge relates.

2.2.2   Each Third Party who accepts transfer of freehold title or right of usufruct or sub-usufruct or grant of lease in the Project Area, shall, as part of the relevant Sales Agreement, lease agreement or other agreement with the Project Company, (or if such transaction is with another Third Party, then as a part of the agreement with such other Third Party) covenant and agree with the Project Company, and as the case may be, with such other Third Party, to pay the Allocated Service Charge(s) allocated to it in accordance with this Code of Practice.

2.2.3   No Third Party shall enjoy the privilege of using any of the Community Facilities unless and until all Allocated Service Charges or other sums (if any) which may be due and payable to the Project Company from such Third Party pursuant to the terms of this Code of Practice shall have been paid in full.

2.2.4   Each Third Party who consummates a transaction directly with the Project Company and accepts transfer of freehold title or right of usufruct or sub-usufruct or grant of lease with respect to a Plot, Building or Unit in the Project Area shall, upon the relevant agreement date, become liable for payment of that portion of the Allocated Service Charge(s) allocable to the period from the date such transaction closes through the end of the calendar year in which such transaction closes. In respect of any subsequent transfer directly from a Third Party transferor to another Third Party transferee of the ownership of, or the transfer or granting of a usufruct, sub-usufruct or lease agreement with respect to, a Plot, Building or Unit, then, in such an event, such Third Party transferee shall become liable for payment of all Allocated Service Charges due in respect of such Plot, Building or Unit including arrears.

2.2.5   In case of a material unforeseen expense, the Project Company may from time to time, when necessary, make specific Allocated Service Charge levies upon the relevant Third Parties in respect of any such unforeseen expense which has not been included in the budget referred to in paragraph 2.1 and such Allocated Service Charge levies may be made payable in one sum or in such instalments as the Project Company may determine in its own discretion.

2.2.6   If a Third Party fails to pay its Allocated Service Charges in full to the Project Company by the due date therefor, the Project Company may place a charge on or lien against such Third Party's (i) title, or (ii) usufruct, sub-usufruct or lease agreement or other agreement with the Project Company or any Third Party transferor, and enforce payment of such Allocated Service Charge(s) as a secured debt, or otherwise institute an action for the recovery thereof in any court of competent jurisdiction.

2.2.7   Whenever any Plot, Building or Unit is owned jointly by two or more persons, or whenever a usufruct, sub-usufruct or lease agreement is executed jointly by two or more persons as lessee, then, in such events, all such persons shall be jointly and severally liable for the payment of the relevant Allocated Service Charges and the due performance of all other obligations to the Project Company.

2.2.8   A Third Party shall be liable for all legal costs, including lawyers' fees, collection commissions, and other costs and expenses incurred by the Project Company in (i) obtaining the recovery of any Allocated Service Charge arrears or any other amount in arrears due to the Project Company from such Third Party or (ii) enforcing compliance of such Third Party with this Code of Practice.

2.2.9   The Project Company shall be entitled to charge administrative costs, interest or other costs it incurs ("Late Payment Costs") as a result of the late payment by a Third Party of any Allocated Service Charge or portion thereof or of any amount in arrears or portion thereof. Such Late Payment Costs are recoverable and payable inclusively from the date on which any Allocated Service Charge or portion thereof or on any arrears amount or portion thereof became due and payable to the date of payment in full of the same by such Third Party.

2.2.10   The Project Company may, in its sole discretion, direct in writing that all or part of the Allocated Service Charge payable by a Third Party be paid to another person rather than to the Project Company.

2.2.11   In the event that:

(a)   a Third Party fails to pay its Allocated Service Charge in full to the Project Company on the due date (a "Default"); or

(b)   this Code of Practice is incorporated into the relevant Sales Agreement, lease agreement or other agreement with the Project Company, and a Third Party is in breach of the terms of this Code of Practice (a "Breach") and, the Project Company has given such Third Party sixty (60) Days notice in writing (a "Default Notice") calling upon such Third Party to remedy such Default or Breach and such Third Party fails to cure such Breach or Default within sixty (60) Days after the date of delivery to it of such Default Notice (either by hand delivery to the address of the relevant Third Party or by deposit in the mail addressed to such Third Party),

then pursuant to the terms and conditions of the relevant Sales Agreement, lease agreement or other agreement with the Project Company, such Third Party will have granted the Project Company the option ("Option") to either:

(i)   purchase the relevant Plot, Building or Unit and any structures thereon from such Third Party at the lesser of (x) the Open Market Value of such Plot, Building or Unit (as determined by an independent expert appointed by the Project Company), or (y) the purchase price (as defined in the relevant Sales Agreement, minus any fees and expenses incurred by the Project Company in exercising its Option, or

(ii)   immediately cancel and terminate any lease agreement, usufruct or sub-usufruct agreement or other agreement between the Project Company and such Third Party in accordance with its terms.

Schedule 22

Undertaking Letter Dated July 10 2014

Omagine

التاريخ: ٢٠١٤/٠٧/١٠

الفاضـــل / مدير عام التخطيط والمتابعة والمعلومات المحتـــــرم

وزارة السياحــــــــة.

تحية طيبة وبعد ،،،

الموضوع : إقرار وتعهد

تقر وتتعهد شركة أوماجن ش.م.م باعتبارها صاحبة مشروع أوماجن مجمع سياحي متكامل لوزارة السياحة إنها خلال عام من تاريخ التصديق على اتفاقية التطوير التي سوف تبرم مع الوزارة والخاصة بالمشروع أن تلتزم بتقديم الآتي :

١. تقديم المخطط الرئيسي المبدئي للمشروع وفق المعايير والخطط الموضحة في إطار خطة التحكم بتطوير المشاريع السياحية الصادرة من الوزارة في عام ٢٠١٠ م (DCPF) .
٢. خطة العمل الخاصة بالمشروع .
٣. دراسة التأثيرات الاجتماعية للمشروع على المجتمع المحلي ، مع وضع آليات مناسبة فيما يتعلق باستحقاقات المجتمع المحلي .
٤. تقديم موافقة بيئية مبدئية للمشروع صادرة من وزارة البيئة والشؤون المناخية ووفقاً لـ (DCPF).
٥. الاتفاق على متطلبات الحد الأدنى للمنشآت السياحية بالمشروع .
٦. مراحل المشروع والبرنامج الزمني للتنفيذ .
٧. خطة تمويل المشروع .
٨. التزام الشركة بالوفاء بالتزاماتها التعاقدية على أساس بناء متطلبات الحد الأدنى للمنشآت السياحية .

إن شركة أوماجن ش.م.م تقر وتتعهد لوزارة السياحة بأنها ستكون ملتزمة بتقديم الآتي وفقاً للجدول والمعايير الموضحة في (DCPF).

١) المخططات النهائية الرئيسية للمشروع. .
٢) الموافقة البيئية النهائية للمشروع والصادرة من وزارة البيئة والشؤون المناخية .

وعلى ذلك تقر وتتعهد الشركة للوزارة أنه في حالة عدم تقديمها للشروط محل البنود الموضحة سلفاً خلال الأجل المحدد بصدر هذا التعهد والإقرار وذلك بعد موافقة الوزارة عليها . يكون للوزارة حق إلغاء اتفاقية التطوير وما يترتب عليها من آثار أخصها إنهاء اتفاقية حق الانتفاع لقطعة الأرض ، مع عدم أحقية الشركة المطالبة بأي تعويضات ناتجة عن هذا الإنهاء للاتفاقية أو سابقة عليه قبل حكومة سلطنة عمان على أن يكون من حق الوزارة وحدها حق تمديد الاتفاقية من جانبها شريطة أن يكون ذلك كتابة .

فرانك جـــي دورهان
المديـــــــــر الإداري
شركة أوماجن ش.م.م

Omagine LLC
PO Box 708 | Madinat Sultan Qaboos | Muscat | PC 115 | Sultanate of Oman
Commercial Registration Number 1080151

Schedule 23

PRINCIPLES OF ESCROW AGREEMENT

The Parties hereby agree as follows:

PRINCIPLES OF ESCROW AGREEMENTS

1.   As of the Execution Date there is no law in existence in Oman with respect to the requirement for any person to establish an Escrow Account.

2.   If, subsequent to the Execution Date, a Law is enacted requiring the Project Company to establish an Escrow Account for the protection of Third Parties in connection with the purchase of Units, the Project Company shall then and only then be obligated to comply with the obligations contained in Clause 6.10 and shall also comply with the regulations issued by the Government with regard to such Escrow Account and its relevant Escrow Agreement ("Regulations"). In such an event the payments made to the Project Company by Third Parties pursuant to Sales Agreements for the purchase of Units may be required to be deposited in such Escrow Account and released to the Project Company in accordance with the Escrow Agreement.

3.   Notwithstanding paragraph 2 of this Schedule 23 and Clause 6.10, the Parties hereby agree that the Project Company shall at all times for the purposes of financing the Works, Buildings and the Development of the Project be entitled to the release of and payment to it, and the use of, any funds held in any such Escrow Account.

Schedule 24

Landmark Company; Commercial Terms

The Parties hereby agree as follows:

1. **The Landmark Company**

On a date subsequent to the Effective Date and no later than two years from the Execution Date (the "LC Formation Date"), the Project Company shall organize the Landmark Company as a wholly owned subsidiary of the Project Company (the "Landmark Company").

2. **Landmark Assets**

2.1 Subsequent to the LC Formation Date and subject to paragraph 2.2 below and upon the prior written consent of the Government, the Project Company shall transfer to the Landmark Company the following assets (the Landmark Assets") which are identified in the Initial Master Plan and shown in Drawing 24A attached herewith, and which consist of:

   2.1.1   the MBO,

   2.1.2   the entire Boardwalk identified as item number 10 in Drawing 24A,

   2.1.3   the exhibition areas between and among the Pearls,

2.2 No Freehold Title to Landmark Assets shall be transferred to the Landmark Company. The rights transferred to the Landmark Company over the Landmark Assets shall be transferred by way of usufruct only and upon the prior written consent of the Government.

3. **Obligations of the Landmark Company:**

3.1 At a date no later than two years from the Effective Date, the Landmark Company or the Project Company shall provide the Government for its consent the following in writing:

   3.1.1 A Master Plan which will be delivered and Approved pursuant to the DCPF and Clause 11 and Schedule 4 of this Development Agreement, for the development of the Landmark Assets including the designs thereof, prepared to a level of detail for each of the Landmark Assets satisfactory to the Government.

   3.1.2 A time schedule, which time schedule will be incorporated within the Time Schedule for the entire Project provided in Schedule 7 and which shall be delivered and Approved pursuant to the provisions of the DCPF and this Development Agreement, for the development of each of the Landmark Assets provided that such development shall progress concurrently with the development of the MBO.

3.1.3 Preliminary details of the facilities that each of the Pearls will include and the final details of which shall be provided on a date no later than three years from the Effective Date.

3.1.4 Its representations on how the Landmark Assets will be operated, and

3.1.5 The name(s) and corporate details of any proposed specialist tourism or recreational operator for any of the Landmark Assets, and

3.1.6 The Landmark Company's estimated budget showing the projected sources of its income and its projected expenses, and

3.1.7 The service charges and fees that the users of the Landmark Assets will be charged, and

3.1.8 A confirmation of the Landmark Company's continuing financial capacity.

3.2 The Landmark Company shall:

3.2.1 Maintain its Books and Records in accordance with the International Financial Reporting Standards ("IFRS"), and

3.2.2 Have its financial statements audited annually by an independent public accounting firm licensed to practice in Oman ("Auditors"), and

3.2.3 Until a date subsequent to the attainment by the Landmark Company of net positive cash flow as determined in accordance with the IFRS for a twelve month calendar period commencing on January 1:

    a) Not pay any dividends to its shareholders, provided that such dividends are payable after deducting the expenses, and

    b) Retain ownership of the Landmark Assets and all other assets recorded in its Books and Records, provided that disposing the ownership of the Landmark Assets shall also be conditional upon the prior written consent of the Government which shall not be unreasonably withheld.

4. The Project Company hereby undertakes that in case the income generated and derived from the operation of the Landmark Assets was not sufficient then the Project Company shall cover such ongoing operation expenses in a manner that assures the continuous vibrancy of the Project.

5. For the avoidance of doubt, the Parties hereby agree that (i) each serviced chalet associated with a hotel, and (ii) each serviced apartment, and (iii) each hotel room, in the Project Area is hereby defined as a “hotel unit” as such term is used in Ministerial Decision No. 98/2009.

6. Notwithstanding anything contained in Schedule 24, the Project Company shall continue to be liable in respect of all its obligations and responsibilities under the various provisions of the Development Agreement (including Schedules).

<u>Drawing 24A</u>


Key
Pearls
Hotel
Serviced Chalets
Villas / Residential
Townhomes
Apartments
Office
Parking
Retail / Restaurants
Boardwalk
Employee Housing
Serviced Apartments
May 2007
Omagine

SC-24/3